      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 1999


                                                      REGISTRATION NO. 333-60065
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             SKECHERS U.S.A., INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           5139                          95-4376145
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                         228 MANHATTAN BEACH BOULEVARD
                       MANHATTAN BEACH, CALIFORNIA 90266
                                 (310) 318-3100
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ROBERT GREENBERG
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                               MICHAEL GREENBERG
                                   PRESIDENT
                             SKECHERS U.S.A., INC.
                         228 MANHATTAN BEACH BOULEVARD
                       MANHATTAN BEACH, CALIFORNIA 90266
                                 (310) 318-3100
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENTS FOR SERVICE)

                                   COPIES TO:

            THOMAS J. POLETTI, ESQ.                           BARRY E. TAYLOR, ESQ.
             SUSAN B. KALMAN, ESQ.                            CRAIG D. NORRIS, ESQ.
            KATHERINE J. BLAIR, ESQ.                             ANNA ITOI, ESQ.
  FRESHMAN, MARANTZ, ORLANSKI, COOPER & KLEIN           WILSON SONSINI GOODRICH & ROSATI,
       9100 WILSHIRE BOULEVARD, SUITE 8E                     PROFESSIONAL CORPORATION
        BEVERLY HILLS, CALIFORNIA 90212                         650 PAGE MILL ROAD
            TELEPHONE (310) 273-1870                       PALO ALTO, CALIFORNIA 94304
            FACSIMILE (310) 274-8357                         TELEPHONE (650) 493-9300
                                                             FACSIMILE (650) 493-6811

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF                               PROPOSED MAXIMUM          PROPOSED MAXIMUM
SECURITIES                    AMOUNT TO BE            OFFERING PRICE          AGGREGATE OFFERING           AMOUNT OF
TO BE REGISTERED             REGISTERED(1)             PER SHARE(2)                PRICE(2)             REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,
  $.001 par value......    12,322,250 shares              $15.00                 $184,833,750              $51,384(3)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Includes 1,607,250 shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(3) Previously paid.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                           SUBJECT TO COMPLETION

                                                                    JUNE 1, 1999


                               10,715,000 SHARES
                             [SKECHERS U.S.A. INC.]

                              CLASS A COMMON STOCK

                            ------------------------

This is the initial public offering of Skechers U.S.A., Inc. Of the 10,715,000 shares of Class A common stock being offered, we are offering 8,925,000 shares and the selling stockholders named on page 74 in the section "Principal and Selling Stockholders" are offering 1,790,000 shares. We will not receive any proceeds from the sale of stock by the selling stockholders. We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.

The New York Stock Exchange has authorized our Class A common stock for listing on the Exchange under the symbol "SKX."

INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                                                              PER SHARE     TOTAL
                                                              ---------   ----------
Public offering price.......................................   $          $
Underwriting discounts and commissions......................   $          $
Proceeds, before expenses, to Skechers U.S.A., Inc..........   $          $
Proceeds to the selling stockholders........................   $          $

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Greenberg Family Trust has also granted the underwriters a 30-day option to purchase up to 1,607,250 additional shares of Class A common stock to cover any over-allotments. We will not receive any proceeds from the sale of Class A common stock by such selling stockholder in the event the over-allotment option is exercised.

                            ------------------------

BT ALEX. BROWN                                             PRUDENTIAL SECURITIES

                                               , 1999

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING PURCHASES OF THE CLASS A COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE CLASS A COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE CLASS A COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. This Prospectus, in addition to historical information, contains forward-looking statements including, but not limited to, statements regarding the Company's plans to increase the number of retail locations and styles of footwear, the maintenance of customer accounts and expansion of business with such accounts, the successful implementation of the Company's strategies, future growth and growth rates and future increases in net sales, expenses, capital expenditures and net earnings. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties, and the Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Skechers U.S.A., Inc. ("Skechers" or the "Company") designs and markets branded contemporary casual, active, rugged and lifestyle footwear for men, women and children. The Company's objective is to become a leading source of contemporary casual and active footwear while ensuring the longevity of both the Company and the Skechers brand name through controlled, well managed growth. The Company strives to achieve this objective by developing and offering a balanced assortment of basic and fashionable merchandise across a wide spectrum of product categories and styles, while maintaining a diversified, low-cost sourcing base and controlling the growth of its distribution channels. The Company sells its products to department stores such as Nordstrom, Macy's, Dillards, Robinson's-May and JC Penney and specialty retailers such as Genesco's Journeys and Jarman chains, The Venator Group's Foot Locker and Lady Foot Locker chains, Pacific Sunwear and Footaction U.S.A. The Company also sells its products both internationally in over 110 countries and territories through major international distributors and directly to consumers through 38 of its own retail stores.

     The Company has realized rapid growth since inception, increasing net sales at a compound annual growth rate of 42.4% from $90.8 million in 1994 to $372.7 million in 1998. From 1997 to 1998, the Company experienced a 102.7% and 117.4% increase in net sales and earnings from operations, respectively. In addition, for the three months ended March 31, 1999, the Company experienced a 59.9% and 90.8% increase in net sales and earnings from operations, respectively, compared to the comparable period from the prior year. From 1997 to 1998, the Company also experienced an improvement in gross profit as a percentage of net sales ("Gross Margin") from 37.4% to 41.5% and in earnings from operations as a percentage of net sales ("Operating Margin") from 8.5% to 9.1%. For the three months ended March 31, 1999, the Company increased its Gross Margin from 37.6% to 38.3% and its Operating Margin from 4.2% to 5.0% compared to the comparable period from the prior year. These improvements resulted in part from the shift to offering Skechers product exclusively and in part from economies of scale.

     Management believes the Skechers product offerings of men's, women's and children's footwear appeal to a broad customer base between the ages of 5 and 40 years. Management believes the Company's strategy of providing a growing and balanced assortment of quality basic footwear and seasonal and fashion footwear with progressive styling at competitive prices gives Skechers this broader based customer appeal. Skechers men's and women's footwear are primarily designed with the active, youthful lifestyle of the 12 to 25 year old age group in mind. The Company's product offerings include casual and utility oxfords, loggers, boots and demi-boots; skate, street and fashion sneakers; hikers, trail runners and joggers; sandals, slides and other open-toe footwear; and dress casual shoes. The Company continually seeks to increase the number of styles offered and the breadth of categories with which the Skechers brand name is identified. This style expansion and category diversification is balanced by the Company's strong performance in its basic styles. The Company increased its styles offered from approximately 600 for the year ended December 31, 1997 to approximately 900 for the year ended December 31, 1998. Management believes that a substantial portion of the Company's gross sales were generated from styles which management considers basic.

     The Company's strategy in children's footwear is to adapt current fashion from the Company's men's and women's lines by modifying designs and choosing colors and materials that are more suitable to the playful image Skechers has established in the children's footwear market. The Skechers children's line is comprised primarily of shoes that are designed like their adult counterparts but in "takedown" versions, so that the younger set can wear the same popular styles as their older siblings and schoolmates. The playful image of Skechers children's footwear is further enhanced by the Company's Skechers Lights line, which features motion- and contact-activated lights in the outsole and other areas of the shoes. During 1998, the Company's gross wholesale footwear sales were derived 42.1% from men's, 42.2% from women's and 15.7% from children's footwear. For the three months ended March 31, 1999, 38.0%, 45.1% and 16.9% of gross sales at wholesale were derived from men's, women's and children's footwear, respectively.

     The Company was founded in 1992 as a distributor of Dr. Martens footwear. The Company began designing and marketing men's footwear under the Skechers brand name and other brand names including "Cross Colours," "Karl Kani" and "So . . . L.A." in 1992. Shortly after launching these branded footwear lines, the Company discontinued distributing Dr. Martens footwear. In 1995, the Company began to shift its focus to the Skechers brand name by de-emphasizing the sale of "Kani" branded products and discontinuing the sale of "Cross Colours" and "So . . . L.A." branded footwear. In early 1996, the Company substantially increased its product offerings in, and marketing focus on, its Skechers women's and children's lines. The Company divested the "Karl Kani" license in August 1997. Substantially all of the Company's products are marketed under the Skechers name.

     The Company's operating strategies are intended to continue to differentiate the Company from other participants in the footwear market and to provide controlled, well managed growth. These strategies include: (i) offering a breadth of innovative products, (ii) enhancing and broadening the Skechers brand name, (iii) maximizing the strategic value of retail distribution, (iv) controlling the growth of distribution channels and (v) leveraging the experience of the management team and the infrastructure the Company has established. During 1998, the Company produced over 900 different styles of footwear in a broad array of men's, women's and children's designs in an effort to diversify product risk and increase the potential market available to the Company. In keeping with its strategy, the Company has implemented an extensive marketing campaign to build the Skechers brand name and its association with casual and lifestyle footwear in general, as opposed to any single category of footwear. The Company uses its retail stores to strengthen its brand name image and showcase the range of its product offerings as well as to liquidate close-outs, odd sizes and excess inventory more effectively. Management has implemented a strategy of controlling the growth of the distribution channels through which the Company's products are sold in order to protect the Skechers brand name, properly service customer accounts and better manage the growth of its business. Management believes it has the experience and has established the infrastructure of personnel, information systems and distribution capabilities to manage this growth.

     In an effort to increase net sales and earnings, the Company has also developed five growth strategies. First, the Company plans to continue to expand its product offerings by developing new styles in existing categories as well as entering categories in which the Company does not currently produce styles. Second, the Company intends to increase penetration of its existing account base by (i) increasing the number of styles carried by existing accounts, (ii) increasing sell-through at the retail level for its existing accounts through increased marketing efforts and (iii) opening new locations with existing accounts. Third, the Company plans to open at least five new retail locations in the remainder of 1999. The Company also recently launched a mail-order catalog and Internet website. Fourth, the Company plans to increase international sales through distribution agreements with partners in countries in which the Company does not currently have distribution. The Company is also exploring selling directly to retailers in certain European countries in which the Company does not currently have distribution and selectively opening flagship retail stores internationally either on its own or through joint ventures. Fifth, the Company is exploring licensing the Skechers brand name for certain accessories and apparel in a manner and with such partners as management believes will increase earnings and maintain the integrity of the Skechers brand name.

                                  THE OFFERING

Class A Common Stock offered by the
  Company....................................  8,925,000 shares
Class A Common Stock offered by the
  selling stockholders.......................  1,790,000 shares
Common Stock to be outstanding after the
  Offering:
  Class A Common Stock(1)(2)(3)..............  10,715,000 shares
  Class B Common Stock.......................  26,024,155 shares
Use of Proceeds..............................  Of the net proceeds, approximately $58.7 million will be used to repay indebtedness,
                                               approximately $7.6 million will be used to
                                               fund the Final 1998 Distribution,
                                               approximately $1.7 million will be used to
                                               fund the Final Tax Distribution and
                                               approximately $20.0 million will be used for
                                               the Final S Corporation Distribution. The
                                               remainder will be used for general corporate
                                               purposes. See "Use of Proceeds."
New York Stock Exchange Symbol for the Class
  A Common Stock.............................  "SKX"

---------------
(1) The holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share.

(2) Excludes options to acquire 1,390,715 shares of Class A Common Stock outstanding as of March 31, 1999 at a per share exercise price of $2.78. Options to purchase an aggregate of 1,142,907 shares of Class A Common Stock are expected to be granted to certain employees and non-employee directors of the Company on the effective date of this offering (the "Offering") at an exercise price equal to the initial public offering price. See
    "Management -- Stock Options."

(3) Does not include 1,607,250 shares of Class A Common Stock subject to a 30-day over-allotment option granted by the Greenberg Family Trust, of which Robert Greenberg, Chief Executive Officer and Chairman of the Board of the Company, is a trustee, together with his wife.

                            ------------------------

     The Company's corporate headquarters are located at 228 Manhattan Beach Boulevard, Manhattan Beach, California 90266, and its telephone number is (310) 318-3100.

     Skechers, Street Cleat and Wompers are registered trademarks of the Company. All other trademarks or tradenames referred to in this Prospectus are the property of their respective owners.

                            ------------------------

                              THE RECAPITALIZATION


     Pursuant to a recapitalization (the "Recapitalization"), the Company authorized two new classes of common stock, Class A Common Stock and Class B Common Stock. The Class A Common Stock and the Class B Common Stock have identical rights other than with respect to voting, conversion and transfer. The Class A Common Stock is entitled to one vote per share while the Class B Common Stock is entitled to ten votes per share on all matters submitted to a vote of stockholders. The shares of Class B Common Stock are convertible at any time at the option of the holder into shares of Class A Common Stock on a share-for-share basis. In addition, shares of Class B Common Stock are automatically converted into a like number of shares of Class A Common Stock upon any transfer to any person or entity which is not a Permitted Transferee (as defined in the Company's Certificate of Incorporation). After the Offering, the Greenberg Family Trust will be the beneficial owner of 16,717,771 shares of Class B Common Stock, which will represent 64.2% of the

Company's issued and outstanding Class B Common Stock. After the Offering, the holders of Class B Common Stock will represent in the aggregate approximately 70.8% of the equity and 96.0% of the voting power of the Company. As a result of such ownership, Robert Greenberg and his wife, as trustees of the Greenberg Family Trust, will be able to control the vote on substantially all matters submitted to a vote of the Company's stockholders, including the election of directors and the approval of extraordinary corporate transactions. See "Description of Capital Stock."

                            ------------------------


     Except as otherwise specified, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option (see "Underwriting"), (ii) excludes 5,215,154 shares of Class A Common Stock reserved for issuance under the Company's 1998 Stock Option, Deferred Stock and Restricted Stock Plan (the "Stock Option Plan") and 2,781,415 shares of Class A Common Stock reserved for issuance under the Company's 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan") and (iii) gives effect to the Recapitalization and to the reincorporation of the Company in Delaware, whereby the existing California corporation was merged into a newly formed Delaware corporation and pursuant to which each outstanding share of common stock of the existing California corporation was exchanged for approximately 13,907 shares of $.001 par value Class B Common Stock of the new Delaware corporation. Unless the context indicates otherwise, all references herein to the Company refer to Skechers U.S.A., Inc., its predecessor entity, and its wholly-owned subsidiary.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                               THREE MONTHS
                                                                                                   ENDED
                                                     YEAR ENDED DECEMBER 31,                     MARCH 31,
                                       ---------------------------------------------------   -----------------
                                        1994       1995       1996       1997       1998      1998      1999
                                       -------   --------   --------   --------   --------   -------   -------
STATEMENT OF OPERATIONS DATA:
Net sales............................  $90,755   $110,649   $115,410   $183,827   $372,680   $59,873   $95,736
Cost of sales........................   61,579     78,692     81,199    115,104    218,100    37,390    59,038
                                       -------   --------   --------   --------   --------   -------   -------
  Gross profit.......................   29,176     31,957     34,211     68,723    154,580    22,483    36,698
Royalty income, net..................    1,012      1,843      1,592        894        855       132        49
                                       -------   --------   --------   --------   --------   -------   -------
                                        30,188     33,800     35,803     69,617    155,435    22,615    36,747
Operating expenses...................   26,682     32,000     30,678     53,981    121,444    20,110    31,968
                                       -------   --------   --------   --------   --------   -------   -------
  Earnings from operations...........    3,506      1,800      5,125     15,636     33,991     2,505     4,779
                                       -------   --------   --------   --------   --------   -------   -------
Other income (expense):
  Interest...........................   (2,461)    (3,676)    (3,231)    (4,186)    (8,631)   (1,484)   (1,754)
  Other, net.........................       18        214         61        (37)      (239)       64       482
                                       -------   --------   --------   --------   --------   -------   -------
                                        (2,443)    (3,462)    (3,170)    (4,223)    (8,870)   (1,420)   (1,272)
  Earnings (loss) before income taxes
    and extraordinary credit.........    1,063     (1,662)     1,955     11,413     25,121     1,085     3,507
  Net earnings (loss)................    1,009     (1,222)(1)    1,910   11,023     24,471     1,052     3,429
PRO FORMA OPERATIONS DATA:(2)
  Earnings (loss) before income taxes
    and extraordinary credit.........  $ 1,063   $ (1,662)  $  1,955   $ 11,413   $ 25,121   $ 1,085   $ 3,507
  Income taxes (benefit).............      425       (665)       782      4,565     10,048       434     1,403
                                       -------   --------   --------   --------   --------   -------   -------
  Earnings (loss) before
    extraordinary credit.............      638       (997)     1,173      6,848     15,073       651     2,104
  Extraordinary credit, net..........       --        270(1)       --        --         --        --        --
                                       -------   --------   --------   --------   --------   -------   -------
  Net earnings (loss)................  $   638   $   (727)  $  1,173   $  6,848   $ 15,073   $   651   $ 2,104
                                       =======   ========   ========   ========   ========   =======   =======
  Net earnings (loss) per share:(3)
    Basic............................  $   .02   $   (.03)  $    .04   $    .25   $    .54   $   .02   $   .08
    Diluted..........................  $   .02   $   (.03)  $    .04   $    .24   $    .50   $   .02   $   .07
  Weighted average shares:(3)
    Basic............................   27,814     27,814     27,814     27,814     27,814    27,814    27,814
    Diluted..........................   29,067     29,067     29,067     29,067     30,136    29,996    29,919

                                                                  AS OF MARCH 31, 1999
                                           AS OF       -------------------------------------------
                                        DECEMBER 31,                                 PRO FORMA
                                            1998        ACTUAL    PRO FORMA(4)   AS ADJUSTED(4)(5)
                                        ------------   --------   ------------   -----------------
BALANCE SHEET DATA:
Working capital.......................    $ 23,106     $ 26,349     $ 22,809         $ 98,363
Total assets..........................     146,284      120,381      116,841          145,775
Total debt............................      70,933       62,889       62,889            4,237
Stockholders' equity..................      27,676       30,735       27,195          114,781

---------------
(1) Includes an extraordinary gain of $443,000 net of state income taxes of $7,000 ($270,000 on a pro forma basis, net of $180,000) resulting from the acceleration of the repayment of a note.

(2) Reflects adjustments for Federal and state income taxes as if the Company had been taxed as a C Corporation, at the assumed rate of 40.0%, rather than as an S Corporation.

(3) Weighted average diluted shares outstanding for the year ended December 31, 1998 and for each of the three months ended March 31, 1998 and 1999 includes shares of Class A Common Stock issuable upon exercise of stock options outstanding, after applying the treasury stock method based on an assumed initial public offering price of $14.00 per share (the mid-point of the range). The weighted average diluted shares for all periods presented also gives effect to the sale by the Company of those shares of Class A Common Stock necessary to fund the payment of the excess of (i) the sum of stockholder distributions during the previous 12-month period (during fiscal 1998 for the determination of shares outstanding for each of the years in the five year period ended December 31, 1998 and the three month period ended March 31, 1998, and during the 15 months ended March 31, 1999 for the determination of shares outstanding for the three month period ended March 31, 1999) and distributions paid or declared thereafter until the consummation of the Offering over (ii) the S Corporation earnings in the previous 12-month period (for the year ended December 31, 1998 and 15 months for the three months ended March 31, 1999), based on an assumed initial public offering price of $14.00 per share (the mid-point of the range), net of estimated underwriting discounts. See "Capitalization" and "Management -- Stock Options." For further information pertaining to the calculation of earnings per share, see Note 1 of Notes to Consolidated Financial Statements.

(4) Pro forma balance sheet data gives effect to a $3.5 million S Corporation distribution made in April 1999 consisting of the first installment of Federal income taxes payable on S Corporation earnings for 1998 (the "April Tax Distribution"). See "Prior S Corporation Status" and "Certain Transactions."

(5) Pro forma as adjusted balance sheet data reflects (i) an anticipated $7.6 million S Corporation distribution to be made with a portion of the proceeds of the Offering consisting of the final installment of Federal income taxes payable on S Corporation earnings for 1998 (the "Final 1998 Distribution"),
    (ii) an estimated $1.7 million S Corporation distribution to be made with a portion of the proceeds of the Offering consisting of income taxes payable on S Corporation earnings from January 1, 1999 through the termination of the Company's S Corporation status (the "Final Tax Distribution"), (iii) an estimated $20.0 million S Corporation distribution to be made with a portion of the proceeds of the Offering which is designed to constitute the substantial portion of the Company's remaining undistributed accumulated S Corporation earnings through the date of termination of the Company's S Corporation status (the "Final S Corporation Distribution"), (iv) the recording by the Company of $2.0 million of deferred tax assets as if the Company had been a C Corporation since its inception, (v) the sale of the Class A Common Stock offered by the Company hereby based upon an assumed initial public offering price of $14.00 per share (the mid-point of the range) and the anticipated application of the net proceeds therefrom and
    (vi) the repayment of $46.9 million under the revolving line of credit and $11.8 million under two term notes to a stockholder. See "Use of Proceeds," "Prior S Corporation Status" and "Capitalization."

                                  RISK FACTORS

     An investment in the shares of Class A Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information presented in this Prospectus, before purchasing the shares of Class A Common Stock offered hereby. This Prospectus, in addition to historical information, contains forward-looking statements including, but not limited to, statements regarding the Company's plans to increase the number of retail locations and styles of footwear, the maintenance of customer accounts and expansion of business with such accounts, the successful implementation of the Company's strategies, future growth and growth rates and future increases in net sales, expenses, capital expenditures and net earnings. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties, and the Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

CHANGING CONSUMER DEMANDS AND FASHION TRENDS

     The footwear industry is subject to rapidly changing consumer demands and fashion trends. The Company believes that its success depends in large part upon its ability to identify and interpret fashion trends and to anticipate and respond to such trends in a timely manner. There can be no assurance that the Company will be able to continue to meet changing consumer demands or to develop successful styles in the future. Decisions with respect to product designs often need to be made several months in advance of the time when consumer acceptance can be determined. As a result, the Company's failure to anticipate, identify or react appropriately to changes in styles and features could lead to, among other things, lower sales, excess inventories, higher inventory markdowns, impairment of the Company's brand image and lower Gross Margins as a result of allowances and discounts provided to retailers. Conversely, the failure by the Company to anticipate consumer demand could result in inventory shortages, which in turn could adversely affect the timing of shipments to customers, negatively impacting retailer and distributor relationships, and diminish brand loyalty. In addition, even if the Company reacts appropriately to changes in consumer preferences, consumers may identify the Company's brand image with an outmoded fashion or the association of the brand may be limited to styles or categories of footwear no longer in demand. There can be no assurance that the Company will successfully adapt to changing consumer demands and fashion trends, and any such failure to adapt could have a material adverse effect on the Company's business, financial condition and results of operations. Because of these risks, a number of companies in the footwear industry, and in the fashion and apparel industry, have experienced periods, which can be over several years, of rapid growth in revenues and earnings and thereafter periods of declining sales and losses which in some cases have resulted in the companies ceasing to do business. Until January 1992, several of the Company's executive officers and key employees were employed by L.A. Gear, Inc. ("L.A. Gear"), an athletic and casual footwear and apparel company, which experienced similar fluctuations. See "-- Ability to Manage Growth," "Business -- Product Design and Development" and "Management."

     The Company intends to market additional lines of footwear in the future and, as is typical with new products, demand and market acceptance will be subject to uncertainty. Failure to regularly develop and introduce new products successfully could materially and adversely impact the Company's future growth and profitability. Achieving market acceptance for new products may require substantial marketing efforts. There can be no assurance that the Company's marketing efforts will be successful or that the Company will have the funds necessary to undertake sufficient efforts. See "Business -- Operating Strategies," "-- Growth Strategies" and "-- Sales."

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

RISKS RELATING TO STYLE CONCENTRATION

     If any one style or group of similar styles of the Company's footwear were to represent a substantial portion of the Company's net sales, the Company could be exposed to risk should consumer demand for such style or group of styles decrease in subsequent periods. In the past, gross sales were adversely affected by decreased consumer demand for a style of footwear that previously represented a significant portion of the Company's sales. This style no longer represents a significant portion of the Company's sales. The Company attempts to hedge this risk by offering a broad range of products, and no style comprised over 5.0% of the Company's gross wholesale sales, net of discounts, for either the year ended December 31, 1998 or the three months ended March 31, 1999. There can be no assurance that fluctuations in sales of any given style that represents a significant portion of the Company's net sales will not recur in the future and have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Footwear."

ABILITY TO MANAGE GROWTH

     The Company has experienced rapid growth over the past three years and remains vulnerable to a variety of business risks generally associated with rapidly growing companies. The Company intends to continue to pursue an aggressive growth strategy through expanded marketing and promotion efforts, frequent introductions of products, broader lines of casual and performance footwear, expansion of retail stores and increased international market penetration, all of which may place a significant strain on the Company's financial, management and other resources. The Company's future performance will depend in part on its ability to manage change in both its domestic and international operations and will require the Company to attract, train, manage and retain management, sales, marketing and other key personnel. The Company's ability to manage its growth effectively will require it to continue to improve its operational and financial control systems, infrastructure and management information systems. For example, in early 1998, the Company moved its distribution center to a larger facility and currently intends to install a new material handling system at its second distribution facility in mid-2000 at a total cost of approximately $10.0 million. There can be no assurance that these expansion efforts will be successfully completed or that they will not interfere with existing operations. The inability of the Company's management to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Sales" and "Management."

ABILITY TO SUSTAIN PRIOR RATE OF GROWTH OR INCREASE NET SALES OR EARNINGS

     The Company has realized rapid growth since inception, increasing net sales at a compound annual growth rate of 42.4% from $90.8 million in 1994 to $372.7 million in 1998. From 1997 to 1998, the Company experienced a 102.7% and 117.4% increase in net sales and earnings from operations, respectively. In addition, for the three months ended March 31, 1999, the Company experienced a 59.9% and 90.8% increase in net sales and earnings from operations, respectively, compared to the comparable period from the prior year. In the future, the Company's rate of growth will be dependent upon, among other things, the continued success of its efforts to expand its footwear offerings and distribution channels. The Company's profitability in any calendar quarter of any fiscal year depends upon, among other things, the timing and level of advertising and trade show expenditures and the timing and level of shipments of seasonal merchandise. There can be no assurance that the Company's rate of growth will not decline or that it will be profitable in any quarter of any succeeding fiscal year. In addition, the Company may have more difficulty maintaining its prior rate of growth to the extent it becomes larger. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     As part of its growth strategy, the Company seeks to further penetrate existing retail accounts, open its own retail stores in selected locations and increase its international operations, including in countries and territories where the Company has little distribution experience and where the Company's brand name is not yet well known. There can be no assurance that these and the

Company's other growth strategies will be successful. Success will depend on various factors, including the strength of the Company's brand name, market success of current and new products, competitive conditions, the ability of the Company to manage increased net sales and stores and the availability of desirable locations. The Company's business also depends on general economic conditions and levels of consumer spending, which are currently high, and a decline in the economy or a recession could adversely impact the Company's business, financial condition and operating results since consumers often reduce spending on footwear and apparel in such times. There can be no assurance that the Company will be able to increase its sales to existing customers, open and operate new retail stores or increase its international operations on a profitable basis or that the Company's Operating Margins will improve, and there can be no assurance that the Company's growth strategies will be successful or that the Company's net sales or net earnings will increase as a result of the implementation of such strategies. In addition, the Company has significantly expanded its infrastructure and personnel to achieve economies of scale in anticipation of continued increases in net sales. Because these expenses are fixed, at least in the short term, operating results and margins would be adversely impacted if the Company does not achieve anticipated continued growth.

RISKS ASSOCIATED WITH FOREIGN OPERATIONS


     Substantially all of the Company's net sales for the year ended December 31, 1998 and the three months ended March 31, 1999 were derived from sales of footwear manufactured for the Company outside of the United States. During such periods, 95.5% and 93.6% of such manufactured products were produced in China, respectively. Additionally, the Company intends to increase its international sales efforts. Foreign manufacturing and sales are subject to a number of risks, including work stoppages, transportation delays, changing economic conditions, expropriation, political unrest, nationalization, the imposition of tariffs, import and export controls and other nontariff barriers, exposure to different legal standards (particularly with respect to intellectual property), burdens with complying with a variety of foreign laws and changes in domestic and foreign governmental policies, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has not experienced material losses as a result of fluctuation in the value of foreign currencies. The Company's net sales and cost of goods sold are denominated in U.S. Dollars; consequently, the Company does not engage in currency hedging. Nevertheless, currency fluctuations could adversely affect the Company in the future. Also, the Company may be subjected to additional duties, significant monetary penalties, the seizure and the forfeiture of the products the Company is attempting to import or the loss of its import privileges if the Company or its suppliers are found to be in violation of U.S. laws and regulations applicable to the importation of the Company's products. Such violations may include (i) inadequate record keeping of its imported products,
(ii) misstatements or errors as to the origin, quota category, classification, marketing or valuation of its imported products, (iii) fraudulent visas or (iv) labor violations under U.S. or foreign laws. There can be no assurance that the Company will not incur significant penalties (monetary or otherwise) if the United States Customs Service determines that these laws or regulations have been violated or that the Company failed to exercise reasonable care in its obligations to comply with these laws or regulations on an informed basis. Such factors could render the conduct of business in a particular country undesirable or impractical, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company continues to monitor the political and economic stability of the Asian countries with which it conducts business. A substantial portion of the Company's footwear is manufactured in China. China currently enjoys "normal trade relations" status under United States tariff laws, which provides a favorable category of United States import duties. As a result of continuing concerns in the United States Congress regarding China's human rights policies, disputes regarding Chinese trade policies, including the country's inadequate protection of United States intellectual property rights, and current relations with China regarding weapons information there has been, and may be in the future, opposition to the extension of "normal trade relations" status for China. By the end of July 1999, Congress will decide whether to extend "normal trade relations" for another year. The loss of "normal trade relations" status for China would result in a substantial increase in the import duty of goods manufactured in China and imported into the United States and would result in increased costs for the Company. Such increases in import duties and costs could have a material adverse effect on the Company's business, financial condition and results of operations.


     Although the footwear sold by the Company is not currently subject to quotas in the United States, certain countries in which the Company's products are sold are subject to certain quotas and restrictions on foreign products which to date have not had a material adverse effect on the Company's business, financial condition and results of operations. However, such countries may alter or modify such quotas or restrictions. Countries in which the Company's products are manufactured may, from time to time, impose new or adjust quotas or other restrictions on exported products, and the United States may impose new duties, tariffs and other restrictions on imported products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations and its ability to import products at the Company's current or increased quantity levels. Other restrictions on the importation of the Company's products are periodically considered by the U.S. Congress, and there can be no assurance that tariffs or duties on the Company's products may not be raised, resulting in higher costs to the Company, or that import quotas with respect to such products may not be imposed or made more restrictive.

DEPENDENCE ON CONTRACT MANUFACTURERS

     The Company's footwear products are currently manufactured by independent contract manufacturers. For the year ended December 31, 1998 and the three months ended March 31, 1999, the top four manufacturers of the Company's manufactured products accounted for 15.4%, 14.2%, 12.1% and 10.4% of total purchases and 15.8%, 14.0%, 13.2% and 10.0% of total purchases, respectively. Other than the foregoing, no one manufacturer accounted for 10.0% or more of the Company's total purchases for either period. The Company has no long-term contracts with its manufacturers and competes with other footwear companies for production facilities. Although the Company has established close working relationships with its principal manufacturers, the Company's future success will depend, in large part, on maintaining such relationships and developing new relationships. There can be no assurance that the Company will not experience difficulties with such manufacturers, including reduction in the availability of production capacity, failure to meet the Company's quality control standards, failure to meet production deadlines or increase in manufacturing costs. This could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. In the event that the Company's current manufacturers were for any reason to cease doing business with the Company, the Company could experience an interruption in the manufacture of its products, which could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company believes that it could find alternative sources to manufacture its products within 90 to 120 days after the date of disruption, establishment of new manufacturing relationships involves various uncertainties, including payment terms, costs of manufacturing, adequacy of manufacturing capacity, quality control and timeliness of delivery. The Company cannot predict whether it will be able to establish new manufacturing relationships, either in the countries in which it currently does business or in other countries in which it does not currently do business, that will be as favorable as those that now exist. Any significant delay in manufacture of the Company's footwear products or the inability to provide products consistent with the Company's standards, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Sourcing."

     The Company requires its independent contract manufacturers to operate in compliance with applicable laws and regulations. The Company requires its manufacturers to certify that neither convict, forced, indentured labor (as defined under U.S. law) nor child labor (as defined by the

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

manufacturer's country) was used in the production process, that compensation will be paid in accordance with local law and that the factory is in compliance with local safety regulations. Although the Company's operating guidelines promote ethical business practices and the Company's sourcing personnel periodically visit and monitor the operations of its independent contract manufacturers, the Company does not control these vendors or their labor practices. The violation of labor or other laws by an independent contract manufacturer of the Company, or the divergence of an independent contract manufacturer's labor practices from those generally accepted as ethical in the United States, could result in adverse publicity for the Company and could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY CUSTOMERS AND SALES REPRESENTATIVES

     During the year ended December 31, 1998 and the three months ended March 31, 1999, the Company's net sales to its five largest customers accounted for approximately 34.8% and 25.3% of total net sales, respectively. For the year ended December 31, 1998, The Venator Group represented 11.8% of the Company's net sales. Other than the foregoing, no one customer accounted for 10.0% or more of net sales for either period. Although the Company has long-term relationships with many of its customers, none of its customers has any contractual obligations to purchase the Company's products. There can be no assurance that the Company will be able to retain its existing major customers. In addition, the retail industry has periodically experienced consolidation, contractions and closings and any future consolidation, contractions or closings may result in loss of customers or uncollectability of accounts receivables of any major customer in excess of amounts insured by the Company. For example, in late 1998. The Venator Group announced the closure of its Kinney and Footquarters shoe stores and, in early 1999, Edison Brothers closed its Wild Pair shoe stores.

     As of December 31, 1998 and March 31, 1999, Famous Footwear represented 12.6% and 10.0% of trade receivables, respectively. Other than the foregoing, no one customer accounted for 10.0% or more of trade receivables for either period. The loss of or significant decrease in sales to any one of the Company's major customers or uncollectability of any accounts receivable of any major customer in excess of amounts insured could have a material adverse effect on its business, financial condition and results of operations. See
"Business -- Sales."

     In addition, for the year ended December 31, 1998 and the three months ended March 31, 1999, the top five salespersons accounted for 39.8% and 28.8% of the Company's net sales, respectively. One of these salespersons generated 17.9% of the Company's net sales for the year ended December 31, 1998 and 10.7% for the three months ended March 31, 1999. Other than the foregoing, no salesperson accounted for 10.0% or more of net sales for either period. The Company has entered into employment agreements with each of its salespersons. Although each salesperson has agreed under these agreements to keep certain information of the Company confidential, these salespersons are not subject to non-competition agreements with the Company. The loss of any of such salespersons may result in the disruption of service to such customers serviced by such salespersons, which could have a material adverse effect on the Company's business, financial condition and results of operations.

SEASONALITY; QUARTERLY FLUCTUATIONS

     Sales of footwear products are somewhat seasonal in nature with the strongest sales generally occurring in the third and fourth quarters. In 1996 and 1997, 34.0% and 34.0% of net sales, respectively, and 94.7% and 52.5% of earnings from operations, respectively, were generated in the third quarter and 28.2% and 33.2% of net sales, respectively, and 56.1% and 35.1% of earnings from operations, respectively, were generated in the fourth quarter. However, in 1998, 38.4% of net sales and 72.0% of earnings from operations were generated in the third quarter and 22.0% of net sales and a loss from operations were generated in the fourth quarter. The Company's net sales in the fourth quarter of 1998 were adversely affected by the overall weakness in the retail footwear market. Also, operating expenses for the fourth quarter of 1998 were impacted by certain discretionary expenses of approximately $3.2 million and by significantly higher marketing expenses as a percentage of net sales than the Company typically incurs. The Company has experienced and expects to continue to experience variability in its net sales, operating results and net earnings on a quarterly basis. The Company's domestic customers generally assume responsibility for scheduling pickup and delivery of purchased products. Any delay in scheduling or pickup which is beyond the Company's control, could materially negatively impact the Company's net sales and results of operations for any given quarter. The Company believes the factors which influence this variability include (i) the timing of the Company's introduction of new footwear products, (ii) the level of consumer acceptance of new and existing products, (iii) general economic and industry conditions that affect consumer spending and retail purchasing, (iv) the timing of the placement, cancellation or pickup of customer orders, (v) increases in the number of employees and overhead to support growth, (vi) the timing of expenditures in anticipation of increased sales and customer delivery requirements, (vii) the number and timing of new Company retail store openings and (viii) actions by competitors. Due to these and other factors, the results for any particular quarter are not necessarily indicative of results for the full year. This cyclicality and any related fluctuation in consumer demand could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results and Seasonality" and "Business -- Sales."

EXPOSURE TO FLUCTUATIONS IN ECONOMIC CONDITIONS

     The footwear industry in general is dependent on the economic environment and levels of consumer spending which affect not only the ultimate consumer, but also retailers, the Company's primary direct customers. Purchases of footwear tend to decline in periods of recession or uncertainty regarding future economic prospects, when consumer spending, particularly on discretionary items, declines. As a result, the Company's operating results may be adversely affected by downward trends in the economy or the occurrence of events that adversely affect the economy in general. See "Business -- Industry Overview."

INTENSE COMPETITION IN THE FOOTWEAR INDUSTRY

     Competition in the footwear industry is intense. Although the Company believes that it does not compete directly with any single company with respect to its entire range of products, the Company's products compete with other branded products within their product category as well as with private label products sold by retailers, including some of the Company's customers. The Company's utility footwear and casual shoes compete with footwear offered by companies such as The Timberland Company, Dr. Martens, Kenneth Cole Productions, Steven Madden, Ltd. and Wolverine World Wide, Inc. The Company's athletic shoes compete with brands of athletic footwear offered by companies such as Nike, Inc., Reebok International Ltd., adidas-Salomon AG and New Balance. The Company's children's shoes compete with brands of children's footwear offered by companies such as The Stride Rite Corporation. In varying degrees, depending on the product category involved, the Company competes on the basis of style, price, quality, comfort and brand name prestige and recognition, among other considerations. These and other competitors pose challenges to the Company's market share in its major domestic markets and may make it more difficult to establish the Company in Europe, Asia and other international regions. The Company also competes with numerous manufacturers, importers and distributors of footwear for the limited shelf space available for the display of such products to the consumer. Moreover, the general availability of contract manufacturing capacity allows ease of access by new market entrants. Many of the Company's competitors are larger, have achieved greater recognition for their brand names, have captured greater market share and/or have substantially greater financial, distribution, marketing and other resources than the Company. There can be no assurance that the Company will be able to compete successfully against present or future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

RISKS RELATING TO ADVANCE PURCHASES OF PRODUCTS

     To minimize purchasing costs, the time necessary to fill customer orders and the risk of non-delivery, the Company places orders for certain of its products with its manufacturers prior to the time the Company has received all of its customers' orders and maintains an inventory of certain products that it anticipates will be in greater demand. There can be no assurance, however, that the Company will be able to sell the products it has ordered from manufacturers or that it has in its inventory. Inventory levels in excess of customer demand may result in inventory write-downs and the sale of excess inventory at discounted prices could significantly impair the Company's brand image and could have a material adverse effect on the Company's business, financial condition and results of operations. As of March 31, 1999, the Company had approximately $78.9 million of open purchase orders with its manufacturers and $44.3 million of inventory relating to order backlog of $136.5 million.

ADDITIONAL CAPITAL REQUIREMENTS

     The Company expects that anticipated cash flow from operations, available borrowings under the Company's revolving line of credit, after the repayment of indebtedness described under "Use of Proceeds," cash on hand and its financing arrangements will be sufficient to provide the Company with the liquidity necessary to fund its anticipated working capital and capital requirements through fiscal 2000. However, in connection with its growth strategy, the Company will incur significant working capital requirements and capital expenditures. The Company's future capital requirements will depend on many factors, including, but not limited to, the levels at which the Company maintains inventory, the market acceptance of the Company's footwear, the levels of promotion and advertising required to promote its footwear, the extent to which the Company invests in new product design and improvements to its existing product design and the number and timing of new store openings. To the extent that available funds are insufficient to fund the Company's future activities, the Company may need to raise additional funds through public or private financing. No assurance can be given that additional financing will be available or that, if available, it can be obtained on terms favorable to the Company. Failure to obtain such financing could delay or prevent the Company's planned expansion, which could adversely affect the Company's business, financial condition and results of operations. In addition, if additional capital is raised through the sale of additional equity or convertible securities, dilution to the Company's stockholders could occur. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

ABILITY TO PROTECT INTELLECTUAL PROPERTY RIGHTS


     The Company relies on trademark, copyright and trade secret protection, patents, non-disclosure agreements and licensing arrangements to establish, protect and enforce intellectual property rights in its products. In particular, the Company believes that its future success will depend in significant part on the Company's ability to maintain and protect the Skechers trademark. The Company vigorously defends its trademarks against infringement. Despite the Company's efforts to safeguard and maintain its intellectual property rights, there can be no assurance that the Company will be successful in this regard. There can be no assurance that third parties will not assert intellectual property claims against the Company in the future. Furthermore, there can be no assurance that the Company's trademarks, products and promotional materials do not or will not violate the intellectual property rights of others, that its intellectual property would be upheld if challenged, or that the Company would, in such an event, not be prevented from using its trademarks and other intellectual property. Such claims, if proved, could materially and adversely affect the Company's business, financial condition and results of operations. In addition, although any such claims may ultimately prove to be without merit, the necessary management attention to and legal costs associated with litigation or other resolution of future claims concerning trademarks and other intellectual property rights, could materially and adversely affect the Company's business, financial condition and results of operations. The Company has sued and has been sued by third parties in connection with certain matters regarding its trademarks, none of which has materially impaired the Company's ability to utilize its trademarks.

     The laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although the Company continues to implement protective measures and intends to defend its intellectual property rights vigorously, there can be no assurance that these efforts will be successful or that the costs associated with protecting its rights in certain jurisdictions will not be prohibitive.

     From time to time, the Company discovers products in the marketplace that are counterfeit reproductions of the Company's products or that otherwise infringe upon intellectual property rights held by the Company. There can be no assurance that actions taken by the Company to establish and protect its intellectual property rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of the Company's products as violating intellectual property rights. If the Company is unsuccessful in challenging a third party's products on the basis of infringement of its intellectual property rights, continued sales of such product by that or any other third party could adversely impact the Skechers trademark, result in the shift of consumer preferences away from the Company and generally have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Intellectual Property Rights."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a large extent upon the expertise and continuing contributions of Robert Greenberg, Chairman of the Board and Chief Executive Officer, Michael Greenberg, President, and David Weinberg, Executive Vice President and Chief Financial Officer. Upon the consummation of the Offering, each of these officers will enter into three-year employment contracts with the Company. These agreements will not have non-competition provisions upon termination of employment. See "Management -- Executive
Compensation -- Employment Agreements." The loss of the services of any of these individuals or any other key employee could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success also depends on its ability to identify, attract and retain additional qualified personnel. The competition for such employees is intense, and there can be no assurance that the Company will be successful in identifying, attracting and retaining such personnel. The Company maintains $5.0 million of "key man" life insurance on the life of Robert Greenberg. The loss of key employees or the inability to hire or retain qualified personnel in the future could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management -- Directors, Executive Officers and Key Employees."

CONTROL OF THE COMPANY BY PRINCIPAL STOCKHOLDER; DISPARATE VOTING RIGHTS

     After the Offering, Robert Greenberg, Chairman of the Board and Chief Executive Officer, will beneficially own 64.2% of the outstanding Class B Common Stock of the Company (or approximately 61.9% of the outstanding Class B Common Stock if the Underwriters' over-allotment option is exercised in full). The holders of Class A Common Stock and Class B Common Stock have identical rights except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to ten votes per share on all matters submitted to a vote of the stockholders. As a result, Mr. Greenberg will hold approximately 61.7% of the aggregate number of votes eligible to be cast by the Company's stockholders (or approximately 58.9% if the Underwriters' over-allotment option is exercised in full). Therefore, Mr. Greenberg will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of directors and the approval of mergers or other business combination transactions, and will also have control over the management and affairs of the Company. As a result of such control, certain transactions may not be possible without the approval of Mr. Greenberg, including proxy contests, tender offers, open market purchase programs or other transactions that could give stockholders of the Company the opportunity to realize a premium over the then-prevailing market prices for their shares of Class A Common Stock. The differential in the voting rights could adversely affect the value of the Class A Common Stock to the extent that investors or any potential future purchaser of the Company view the superior voting rights of the Class B Common Stock to have value. See "Management," "Principal and Selling Stockholders" and "Description of Capital Stock."

ANTI-TAKEOVER PROVISIONS

     The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning more than 15.0% or more of the Company's outstanding voting stock) from engaging in a "business combination" with the Company for three years following the date that person became an interested stockholder unless the business combination is approved in a prescribed manner. This statute could make it more difficult for a third party to acquire control of the Company. See "Description of Capital
Stock -- Section 203 of the Delaware General Corporation Law."

     The Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock and to determine the rights, preferences, privileges and restrictions of such shares without any further vote or action by the stockholders. Although at present the Company has no plans to issue any shares of Preferred Stock, Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Common Stock. The issuance of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock."

     Mr. Greenberg's substantial beneficial ownership position, together with the authorization of Preferred Stock, the disparate voting rights between the Class A and Class B Common Stock, the classification of the Board of Directors and the lack of cumulative voting in the Company's Certificate of Incorporation and Bylaws, may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Class A Common Stock at a premium over the market price of the Class A Common Stock and may adversely affect the market price of the Class A Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock."

NO ASSURANCE OF ACTIVE TRADING MARKET FOR CLASS A COMMON STOCK AND POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Company's Class A Common Stock. Although the Company has been authorized to list the Class A Common Stock on the New York Stock Exchange, there can be no assurance that an active public trading market for the Class A Common Stock will develop after the Offering or that, if developed, it will be sustained. The public offering price of the Class A Common Stock offered hereby will be determined by negotiations between the Company, the selling stockholders and the Representatives of the Underwriters and may not be indicative of the price at which the Class A Common Stock will trade after the Offering. Consequently, there can be no assurance that the market price for the Class A Common Stock will not fall below the initial public offering price. The market price for shares of the Class A Common Stock may be volatile and may fluctuate based upon a number of factors, including, without limitation, business performance, news announcements, quarterly fluctuations in the Company's financial results, changes in earnings estimates or recommendations by analysts or changes in general economic and market conditions. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     The sales of substantial amounts of the Company's Class A Common Stock in the public market or the prospect of such sales could materially and adversely affect the market price of the Class A Common Stock. Upon completion of the Offering, the Company will have outstanding

10,715,000 shares of Class A Common Stock. In addition, the Company will have outstanding 26,024,155 shares of Class B Common Stock, all of which will be convertible into Class A Common Stock on a share-for-share basis at the election of the holder or upon transfer or disposition to persons who are not Permitted Transferees (as defined in the Company's Certificate of Incorporation). The 10,715,000 shares of Class A Common Stock offered hereby will be immediately eligible for sale in the public market without restriction beginning on the date of this Prospectus. The 26,024,155 shares of Class B Common Stock are restricted in nature and are saleable pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). All executive officers, directors, stockholders and optionholders of the Company (including the selling stockholders) have agreed that they will not, without the prior written consent of BT Alex. Brown Incorporated on behalf of the Underwriters (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, sell short, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers in whole or in part, any of the economic consequences of ownership of the Common Stock, for a period commencing on the date of this Prospectus and continuing to a date 180 days after such date; provided, however, that such restrictions do not apply to shares of Class A Common Stock sold or purchased in the Offering or to shares of Class A Common Stock purchased in the open market following the Offering. BT Alex. Brown Incorporated, on behalf of the Underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. Upon consummation of the Offering, Robert Greenberg, Chairman of the Board and Chief Executive Officer, and Michael Greenberg, President, will beneficially own an aggregate of 19,356,329 shares of Class B Common Stock for which they have received certain registration rights to sell such shares of Class A Common Stock issuable upon conversion of their shares of Class B Common Stock in the public market. The Company also intends to register under the Securities Act shares of Class A Common Stock reserved for issuance pursuant to the Stock Option Plan and the 1998 Purchase Plan. See "Shares Eligible for Future Sale" and "Underwriting."

YEAR 2000 COMPLIANCE

     The Company is assessing the internal readiness of its computer systems for handling the year 2000 ("Y2K") issue. Although the Company is not aware of any material operational issues associated with preparing its internal systems for the Y2K, there can be no assurance that there will not be a delay in the implementation of the necessary systems and changes to address the Y2K issues. The Company's inability to implement such systems and changes in a timely manner could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, even if the internal systems of the Company are not materially affected by the Y2K issue, the Company could be affected by disruptions in the operation of the enterprises with which the Company interacts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

IMMEDIATE AND SUBSTANTIAL DILUTION

     The anticipated initial public offering price is substantially higher than the book value per outstanding share of the Class A Common Stock. Purchasers of the Class A Common Stock will experience immediate and substantial dilution in net tangible book value of $10.95 per share based upon an assumed initial public offering price of $14.00 per share. Moreover, to the extent outstanding options to purchase Class A Common Stock are exercised in the future, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 8,925,000 shares of Class A Common Stock offered by the Company (after deducting the estimated underwriting discounts and commissions and estimated Offering expenses payable by the Company) are estimated to be $114.2 million. The Company intends to apply the net proceeds from the Offering (i) to repay all indebtedness owed under its revolving line of credit (which had an outstanding balance of $46.9 million as of March 31, 1999), (ii) to repay a $10.0 million subordinated note (the "Subordinated Note") and a $1.8 million unsubordinated note (the "Unsubordinated Note"), each owing to the Greenberg Family Trust,
(iii) to make the Final 1998 Distribution, which consists of the final installment of Federal income taxes payable on S Corporation earnings for 1998 and is anticipated to be $7.6 million, (iv) to make the Final Tax Distribution, which consists of income taxes payable on S Corporation earnings from January 1, 1999 through the date of termination of the Company's S Corporation status and is anticipated to be $1.7 million and (v) to make the Final S Corporation Distribution, which is designed to constitute the substantial portion of the Company's remaining undistributed accumulated S Corporation earnings through the date of termination of the Company's S Corporation status and is anticipated to be $20.0 million. The remainder of the net proceeds will be used for other general corporate purposes, including working capital.

     The revolving line of credit to be repaid is part of a credit facility provided by Heller Financial, Inc. The revolving line of credit provides for borrowings of up to $120.0 million and bears interest at the Company's option at either the prime rate (7.75% at March 31, 1999) plus 25 basis points or at Libor (5.06% at March 31, 1999) plus 2.75%. Approximately $46.9 million was outstanding under the revolving line of credit as of March 31, 1999. By repaying this indebtedness, the Company expects to have additional flexibility and liquidity to pursue its growth strategies. The Subordinated Note and Unsubordinated Note each bear interest at the prime rate (7.75% at March 31, 1999) and are due on demand. The Greenberg Family Trust has agreed not to call the Subordinated Note prior to April 2000. The proceeds from the issuance of these notes were used to repay a term note in the principal amount of $13.3 million owed to Heller Financial, Inc. See "Certain Transactions."

     The Company will not receive any proceeds from the sale of shares of Class A Common Stock by the selling stockholders.

                           PRIOR S CORPORATION STATUS

     In May 1992, the Company elected to be treated for Federal and state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and comparable state laws. As a result, earnings of the Company, since such initial election, have been included in the taxable income of the Company's stockholders for Federal and state income tax purposes, and the Company has not been subject to income tax on such earnings, other than franchise and net worth taxes. Prior to the closing of the Offering, the Company will terminate its S Corporation status, and the Company will be treated for Federal and state income tax purposes as a corporation under Subchapter C of the Code and, as a result, will become subject to state and Federal income taxes.

     By reason of the Company's treatment as an S Corporation for Federal and state income tax purposes, the Company, since inception, has provided to its stockholders funds for the payment of income taxes on the earnings of the Company. The Company declared distributions consisting of amounts attributable to payment of such taxes of $112,000, $3.2 million and $7.9 million in 1996, 1997 and 1998, respectively. In January 1999, the Company made a $370,000 S Corporation distribution, $350,000 of which consisted of assets related to the "Cross Colours" trademark and approximately $20,000 of which was paid in cash (the "January 1999 Distribution"). See "Certain Transactions." In April 1999, the Company made the first installment of Federal income taxes payable on S Corporation earnings for 1998 (the "April Tax Distribution"). Also, the Company will use a portion of the proceeds of the Offering to make the final installment of Federal income taxes payable on S Corporation earnings for 1998 (the "Final 1998 Distribution"). The amount of the April Tax Distribution was $3.5 million and the amount of the Final 1998 Distribution is estimated to be approximately $7.6 million.

     Upon the termination of the Company's S Corporation status, the Company will declare (i) the Final Tax Distribution consisting of income taxes payable on S Corporation earnings from January 1, 1999 through the date of termination of the Company's S Corporation status, and (ii) the Final S Corporation Distribution in an amount designed to constitute the substantial portion of the Company's remaining undistributed accumulated S Corporation earnings through the date of termination of the Company's S Corporation status. The Company estimates that the amount of the Final Tax Distribution will be approximately $1.7 million (the "Final Tax Distribution") and the amount of the Final S Corporation Distribution will be approximately $20.0 million (the "Final S Corporation Distribution"); such amounts will be paid with a portion of the net proceeds of the Offering. See "Use of Proceeds." Purchasers of shares of Class A Common Stock in the Offering will not receive any portion of the Final 1998 Distribution, the Final Tax Distribution or the Final S Corporation Distribution. On and after the date of such termination, the Company will no longer be treated as an S Corporation and, accordingly, will be fully subject to Federal and state income taxes. All pro forma income taxes reflect adjustments for Federal and state income taxes as if the Company had been taxed as a C Corporation rather than an S Corporation.

     In connection with the Offering and the termination of the Company's S Corporation tax status, the Company will enter into a tax indemnification agreement with each of its stockholders. The agreement will provide that the Company will indemnify and hold harmless each of the stockholders for Federal, state, local or foreign income tax liabilities, and costs relating thereto, resulting from any adjustment to the Company's taxable income that is the result of an increase in or change in character of, the Company's income during the period it was treated as an S Corporation up to the Company's tax savings in connection with such adjustments. The agreements will also provide that if there is a determination that the Company was not an S Corporation prior to the Offering, the stockholders will indemnify the Company for the additional tax liability arising as a result of such determination. The stockholders will also indemnify the Company for any increase in the Company's tax liability to the extent such increase results in a related decrease in the stockholders' tax liability.

                                DIVIDEND POLICY

     The Company anticipates that the Final 1998 Distribution, to be paid with a portion of the net proceeds of the Offering to the Company, and after the payment of the Final Tax Distribution and the Final S Corporation Distribution in connection with the termination of the S Corporation status of the Company, all earnings will be retained for the foreseeable future for use in the operations of the business. Purchasers of shares of Class A Common Stock in the Offering will not receive any portion of the Final 1998 Distribution, the Final Tax Distribution or the Final S Corporation Distribution. Any future determination as to the declaration or payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors. The Company's credit facility prohibits the payment of dividends by the Company if the Company is in default of any provisions of the credit facility. For certain information regarding S Corporation distributions declared by the Company in 1996, 1997 and 1998 and the January 1999 Distribution, the April Tax Distribution, the Final 1998 Distribution, the Final Tax Distribution and the Final S Corporation Distribution, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company after giving effect to the Recapitalization (i) on an actual basis as of March 31, 1999 (when the Company was an S Corporation), (ii) on a pro forma basis to reflect the April Tax Distribution of $3.5 million and (iii) on a pro forma basis as adjusted to reflect (A) the Final 1998 Distribution, estimated to be $7.6 million, the Final Tax Distribution, estimated to be $1.7 million, and the Final S Corporation Distribution, estimated to be $20.0 million, to be made in connection with the termination of the Company's S Corporation status (see "Prior S Corporation Status"), (B) the recording by the Company of $2.0 million of deferred tax assets as if the Company were treated as a C Corporation since its inception, (C) the issuance and sale of the shares of Class A Common Stock offered by the Company at an assumed initial public offering price of $14.00 per share (the mid-point of the range), after deducting the estimated underwriting discounts and commissions and estimated Offering expenses payable by the Company, and the anticipated application of the estimated net proceeds therefrom, and (D) the repayment of $46.9 million under the revolving line of credit and $11.8 million under two term notes to a stockholder. This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                               AS OF MARCH 31, 1999
                                                     -----------------------------------------
                                                                                PRO FORMA,
                                                     ACTUAL     PRO FORMA    AS ADJUSTED(1)(2)
                                                     -------    ---------    -----------------
                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt(3).................................  $49,396     $49,396         $    744
                                                     =======     =======         ========
Long-term debt:
  Notes payable to stockholder.....................  $10,000     $10,000         $     --
  Other long-term debt.............................    3,493       3,493            3,493
Stockholders' equity:
  Preferred Stock, $.001 par value; 10,000,000
     shares authorized; none issued and outstanding
     actual, pro forma and pro forma as adjusted...       --          --               --
  Class A Common Stock, $.001 par value;
     100,000,000 shares authorized; none issued and
     outstanding actual and pro forma; 10,715,000
     shares issued and outstanding pro forma as
     adjusted(4)...................................       --          --               11
  Class B Common Stock, $.001 par value; 60,000,000
     shares authorized; 27,814,155 shares issued
     and outstanding actual and pro forma;
     26,024,155 shares issued and outstanding pro
     forma as adjusted.............................        2           2               26
  Additional paid-in capital(5)....................       --          --          114,829
  Retained earnings (accumulated deficit)..........   30,733      27,193              (85)
                                                     -------     -------         --------
          Total stockholders' equity...............   30,735      27,195          114,781
                                                     -------     -------         --------
          Total capitalization.....................  $44,228     $40,688         $118,274
                                                     =======     =======         ========

---------------
(1) Reflects the conversion of 1,790,000 shares of Class B Common Stock into 1,790,000 shares of Class A Common Stock as a result of the anticipated sale of stock by the selling stockholders pursuant to the Offering.

(2) Repayment of short-term debt includes $46,857,000 under the revolving line of credit and $1,795,000 of the Unsubordinated Note. Repayment of long-term debt includes $10,000,000 of the Subordinated Note.

(3) Includes the current installments of other long-term debt of $744,000 and the Unsubordinated Note payable to stockholder of $1,795,000.

(4) Excludes options to acquire 1,390,715 shares of Class A Common Stock outstanding as of March 31, 1999, at a per share exercise price of $2.78. Options to purchase an aggregate of 1,142,907 shares of Class A Common Stock are expected to be granted to certain employees and non-employee directors of the Company at the effective date of the Offering at a per share exercise price equal to the initial public offering price. See "Management -- Stock Options."

(5) In 1998, the Company charged to expense $660,000 of costs related to the Offering.

                                    DILUTION

     The net tangible book value of the Company's Common Stock at March 31, 1999 was approximately $30.0 million or $1.08 per share. The pro forma net tangible book value of the Company's Common Stock at March 31, 1999 was approximately $(2.9) million or $(.10) per share. Pro forma net tangible book value per share represents total tangible assets reduced by the amount of total liabilities, divided by the number of shares of Common Stock outstanding, after giving effect to (i) the April Tax Distribution of $3.5 million which was paid in April 1999 and (ii) the Final 1998 Distribution estimated to be $7.6 million, the Final Tax Distribution estimated to be $1.7 million and the Final S Corporation Distribution estimated to be $20.0 million and payment of each thereof with a portion of the net proceeds of the Offering (see "Prior S Corporation Status"). After giving effect to the sale by the Company of the shares of Class A Common Stock offered by the Company hereby at an assumed initial public offering price of $14.00 per share (the mid-point of the range), after deducting the estimated underwriting discounts and commissions and estimated Offering expenses, the pro forma as adjusted net tangible book value of the Company at March 31, 1999 would have been $112.0 million or $3.05 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $3.15 per share to existing stockholders and an immediate and substantial dilution of $10.95 per share to new investors purchasing shares in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............              $  14.00
  Pro forma net tangible book value per share as of March
     31, 1999...............................................  $   (.10)
  Increase per share attributable to new investors..........      3.15
                                                              --------
Pro forma as adjusted net tangible book value per share
  after the Offering........................................                  3.05
                                                                          --------
Dilution per share to new investors.........................              $  10.95
                                                                          ========

     The following table summarizes, on a pro forma basis as of March 31, 1999, after giving effect to the adjustments set forth above, the number of shares of Class A Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share of Common Stock paid by the existing stockholders and by the new investors in the Offering:

                                     SHARES                     TOTAL
                                    PURCHASED               CONSIDERATION
                              ---------------------    -----------------------    AVERAGE PRICE
                                NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                              ----------    -------    ------------    -------    -------------
Existing stockholders(1)....  27,814,155      75.7%    $      2,000       0.0%       $ 0.00
New investors(1)............   8,925,000      24.3      124,950,000     100.0        $14.00
                              ----------     -----     ------------    ------
          Total.............  36,739,155     100.0%    $124,952,000     100.0%
                              ==========     =====     ============    ======

---------------
(1) Sales by the selling stockholders in the Offering will reduce the number of shares held by existing stockholders to 26,024,155, or 70.8% of the total number of shares of Common Stock outstanding after the Offering, and will increase the number of shares held by new investors to 10,715,000 shares, or 29.2% of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Stockholders."

     The above tables exclude 1,390,715 shares of Class A Common Stock issuable upon the exercise of outstanding stock options at an exercise price of $2.78. To the extent outstanding options are exercised, new investors will experience further dilution. See "Management -- Stock Options -- 1998 Stock Option Plan," "-- 1998 Employee Stock Purchase Plan" and Note 6 of Notes to Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1998, are derived from the Consolidated Financial Statements of Skechers U.S.A., Inc., which consolidated financial statements have been audited by KPMG LLP, independent certified public accountants. The Consolidated Financial Statements as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, and the report thereon, are included elsewhere in this Prospectus. The selected financial data presented below under the caption "Pro Forma Statement of Operations Data," and the selected statement of operations data for the three months ended March 31, 1998 and 1999, and the selected balance sheet data as of March 31, 1999, have been derived from the unaudited consolidated financial statements of the Company, and include all adjustments, consisting solely of normal recurring accruals, which management considers necessary for a fair presentation of such financial information for those periods. Results of operations for the three months ended March 31, 1999 are not necessarily indicative of results for the full year.

                                                                                                         THREE MONTHS
                                                                                                             ENDED
                                                              YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                ----------------------------------------------------   -----------------
                                                  1994       1995       1996       1997       1998      1998      1999
                                                --------   --------   --------   --------   --------   -------   -------
STATEMENT OF OPERATIONS DATA:
  Net sales...................................  $90,755    $110,649   $115,410   $183,827   $372,680   $59,873   $95,736
  Cost of sales...............................   61,579     78,692     81,199    115,104    218,100     37,390    59,038
                                                -------    --------   --------   --------   --------   -------   -------
    Gross profit..............................   29,176     31,957     34,211     68,723    154,580     22,483    36,698
  Royalty income, net.........................    1,012      1,843      1,592        894        855        132        49
                                                -------    --------   --------   --------   --------   -------   -------
                                                 30,188     33,800     35,803     69,617    155,435     22,615    36,747
                                                -------    --------   --------   --------   --------   -------   -------
  Operating expenses:
    Selling...................................   10,872     12,150     11,739     21,584     49,983      7,017    15,571
    General and administrative................   15,810     19,850     18,939     32,397     71,461     13,093    16,397
                                                -------    --------   --------   --------   --------   -------   -------
                                                 26,682     32,000     30,678(1)  53,981    121,444     20,110    31,968
                                                -------    --------   --------   --------   --------   -------   -------
    Earnings from operations..................    3,506      1,800      5,125     15,636     33,991      2,505     4,779
                                                -------    --------   --------   --------   --------   -------   -------
  Other income (expense):
    Interest..................................   (2,461)    (3,676)    (3,231)    (4,186)    (8,631)    (1,484)   (1,754)
    Other, net................................       18        214         61        (37)      (239)        64       482
                                                -------    --------   --------   --------   --------   -------   -------
                                                 (2,443)    (3,462)    (3,170)    (4,223)    (8,870)    (1,420)   (1,272)
                                                -------    --------   --------   --------   --------   -------   -------
    Earnings (loss) before income taxes and                                                              1,085     3,507
      extraordinary credit....................    1,063     (1,662)     1,955     11,413     25,121
  State income taxes -- all current...........       54          3         45        390        650         33        78
                                                -------    --------   --------   --------   --------   -------   -------
    Earnings (loss) before extraordinary                                                                 1,052     3,429
      credit..................................    1,009     (1,665)     1,910     11,023     24,471
                                                -------    --------   --------   --------   --------   -------   -------
  Extraordinary credit, net of state income                                                                 --        --
    taxes.....................................       --        443(1)      --         --         --
                                                -------    --------   --------   --------   --------   -------   -------
    Net earnings (loss).......................  $ 1,009    $(1,222)   $ 1,910    $11,023    $24,471    $ 1,052   $ 3,429
                                                =======    ========   ========   ========   ========   =======   =======
PRO FORMA OPERATIONS DATA:(2)
  Earnings (loss) before income taxes and                                                              $ 1,085   $ 3,507
    extraordinary credit......................  $ 1,063    $(1,662)   $ 1,955    $11,413    $25,121
  Income taxes (benefit)......................      425       (665)       782      4,565     10,048        434     1,403
                                                -------    --------   --------   --------   --------   -------   -------
    Earnings (loss) before extraordinary                                                                   651     2,104
      credit..................................      638       (997)     1,173      6,848     15,073
  Extraordinary credit, net of state income                                                                 --        --
    taxes.....................................       --        270(1)      --         --         --
                                                -------    --------   --------   --------   --------   -------   -------
    Net earnings (loss).......................  $   638    $  (727)   $ 1,173    $ 6,848    $15,073    $   651   $ 2,104
                                                =======    ========   ========   ========   ========   =======   =======
  Net earnings (loss) per share:(3)
    Basic.....................................  $   .02    $  (.03)   $   .04    $   .25    $   .54    $   .02   $   .08
    Diluted...................................  $   .02    $  (.03)   $   .04    $   .24    $   .50    $   .02   $   .07
  Weighted average shares:(3)
    Basic.....................................   27,814     27,814     27,814     27,814     27,814     27,814    27,814
    Diluted...................................   29,067     29,067     29,067     29,067     30,136     29,996    29,919

                                                                         AS OF DECEMBER 31,                    AS OF
                                                          ------------------------------------------------   MARCH 31,
                                                           1994      1995      1996      1997       1998       1999
                                                          -------   -------   -------   -------   --------   ---------
BALANCE SHEET DATA:
  Working capital.......................................  $ 8,930   $ 8,155   $11,987   $17,081   $ 23,106   $ 26,349
  Total assets..........................................   43,575    47,701    42,151    90,881    146,284    120,381
  Total debt............................................   28,180    31,748    25,661    39,062     70,933     62,889
  Stockholders' equity..................................    2,330       938     3,336    11,125     27,676     30,735

---------------
(1) Includes an extraordinary gain of $443,000 net of state income taxes of $7,000 ($270,000 on a pro forma basis, net of $180,000) resulting from the acceleration of the repayment of a note.

(2) Reflects adjustments for Federal and state income taxes as if the Company had been taxed as a C Corporation, at the assumed rate of 40.0%, rather than as an S Corporation.

(3) Weighted average diluted shares outstanding for the year ended December 31, 1998 and for each of the three months ended March 31, 1998 and 1999 includes shares of Class A Common Stock issuable upon exercise of stock options outstanding, after applying the treasury stock method based on an assumed initial public offering price of $14.00 per share (the mid-point of the range). The weighted average diluted shares for all periods presented also gives effect to the sale by the Company of those shares of Class A Common Stock necessary to fund the payment of the excess of (i) the sum of stockholder distributions during the previous 12-month period (during fiscal 1998 for the determination of shares outstanding for each of the years in the five year period ended December 31, 1998 and the three month period ended March 31, 1998, and during the 15 months ended March 31, 1999 for the determination of shares outstanding for the three month period ended March 31, 1999) and distributions paid or declared thereafter until the consummation of the Offering over (ii) the S Corporation earnings in the previous 12-month period (for the year ended December 31, 1998 and 15 months for the three months ended March 31, 1999), based on an assumed initial public offering price of $14.00 per share (the mid-point of the range), net of estimated underwriting discounts. See "Capitalization" and "Management -- Stock Options." For further information pertaining to the calculation of earnings per share, see Note 1 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere herein. This section contains certain forward-looking statements that involve risks and uncertainties including, but not limited to, information with regard to the Company's plans to increase the number of retail locations and styles of footwear, the maintenance of customer accounts and expansion of business with such accounts, the successful implementation of the Company's strategies, future growth and growth rates, and future increases in net sales, expenses, capital expenditures and net earnings. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties, and the Company's actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors set forth in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     The Company designs and markets branded contemporary casual, active, rugged and lifestyle footwear for men, women and children. The Company sells its products to department stores such as Nordstrom, Macy's, Dillards, Robinson's-May and JC Penney, and specialty retailers such as Genesco's Journeys and Jarman chains, The Venator Group's Foot Locker and Lady Foot Locker chains, Pacific Sunwear and Footaction U.S.A. The Company's marketing focus is to maintain and enhance recognition of the Skechers brand name as a casual, active, youthful, lifestyle brand that stands for quality, comfort and design innovation. Although the Company spent 18.3% of net sales on marketing in the fourth quarter of 1998, which raised total marketing expenditures for the year to 11.3% of net sales, the Company typically endeavors to spend between 8.0% and 10.0% of net sales in the marketing of Skechers footwear through an integrated effort of advertising, promotions, public relations, trade shows and other marketing efforts.

     The Company was founded in 1992 as a distributor of Dr. Martens footwear. The Company began designing and marketing men's footwear under the Skechers brand name and other brand names including "Cross Colours," "Karl Kani" and "So . . . L.A." in 1992. Shortly after launching these branded footwear lines, the Company discontinued distributing Dr. Martens footwear. In 1995, the Company began to shift its focus to the Skechers brand name by de-emphasizing the sale of "Kani" branded products and discontinuing the sale of "Cross Colours" and "So . . . L.A." branded footwear. In early 1996, the Company substantially increased its product offerings in, and marketing focus on, its Skechers women's and children's lines. The Company divested the "Karl Kani" license in August 1997. Substantially all of the Company's products are marketed under the Skechers name.

     Management believes the Skechers product offerings of men's, women's and children's footwear appeal to a broad customer base between the ages of 5 and 40 years. Skechers men's and women's footwear are primarily designed with the active, youthful lifestyle of the 12 to 25 year old age group in mind. Products include basic styles, and seasonal or fashion styles. Seasonal or fashion styles are designed to establish or capitalize on market trends. The Company increased its styles offered from approximately 600 for the year ended December 31, 1997 to approximately 900 for the year ended December 31, 1998. Management believes that a substantial portion of the Company's gross sales were generated from styles which management considers basic.

     The Company has realized rapid growth since inception, increasing net sales at a compound annual growth rate of 42.4% from $90.8 million in 1994 to $372.7 million in 1998. From 1997 to 1998, the Company experienced a 102.7% and 117.4% increase in net sales and earnings from operations, respectively. In addition, for the three months ended March 31, 1999, the Company experienced a 59.9% and 90.8% increase in net sales and earnings from operations, respectively, compared to the comparable period from the prior year. From 1997 to 1998, the Company also experienced an improvement in Gross Margin from 37.4% to 41.5% and Operating Margin from 8.5% to 9.1%. For the three months ended March 31, 1999, the Company increased its Gross Margin from 37.6% to 38.3% and its Operating Margin from 4.2% to 5.0% compared to the comparable period from the prior year. These improvements resulted in part from the shift to offering Skechers product exclusively and in part from economies of scale. In the future, the Company's rate of growth will be dependent upon, among other things, the continued success of its efforts to expand its footwear offerings. There can be no assurance that the rate of growth will not decline in future periods or that the Company will improve or maintain Operating Margins.

     As the Company's net sales growth has accelerated, management has focused on investing in infrastructure to support continued expansion in a disciplined manner. Major areas of investment have included expanding the Company's distribution facilities, hiring additional personnel, developing product sourcing and quality control offices in Taiwan, upgrading the Company's management information systems, developing and expanding the Company's retail stores and launching its direct mail business in August 1998 through its web site and catalog. The Company has established this infrastructure to achieve further economies of scale in anticipation of continued increases in net sales. Because expenses relating to this infrastructure are fixed, at least in the short-term, operating results and margins would be adversely affected if the Company does not achieve anticipated continued growth.

     As of April 30, 1999, the Company operated 22 concept stores at marquee locations in major metropolitan cities. Each concept store serves not only as a showcase for the Company's full product offering for the current season but also as a rapid product feedback mechanism. Product sell-through information derived from the Company's concept stores enables the Company's sales, merchandising and production staff to respond to market changes and new product introductions. Such responses serve to augment sales and limit inventory markdowns and customer returns and allowances. As of April 30, 1999, the Company also operated 16 factory and warehouse outlet stores that enable the Company to liquidate excess, discontinued and odd-size inventory in a cost efficient manner. The Company plans to increase the number of retail locations in the future to further its strategic goals as well as in an effort to increase net sales and net earnings. The Company plans to open at least two new concept stores and three new outlet stores in the remainder of 1999. For the year ended December 31, 1998 and the three months ended March 31, 1999 approximately 7.4% and 8.6% of net sales were generated by the Company's retail stores, respectively.

     During 1998, Skechers sold to approximately 2,200 retail accounts representing in excess of 10,000 storefronts. For the year ended December 31, 1998, The Venator Group represented 11.8% of the Company's net sales. Other than the foregoing, no one customer accounted for 10.0% or more of the Company's net sales for either the year ended December 31, 1998 or the three months ended March 31, 1999. Management has implemented a strategy of controlling the growth of the distribution channels through which the Company's products are sold in order to protect the Skechers brand name, properly service customer accounts and better manage the growth of the business. Increasing sales to existing customers and the opening of additional retail stores depend on various factors, including strength of the Company's brand name, competitive conditions, the ability of the Company to manage the increased sales and stores and the availability of desirable locations. There can be no assurance that the Company will be able to increase its sales to existing customers or to open and operate new retail stores on a profitable basis. There can be no assurance that the Company's growth strategy will be successful or that the Company's net sales or net earnings will increase as a result of the implementation of such efforts.

     Although the Company's primary focus is on the domestic market, the Company presently markets its product in countries in Europe, Asia and selected other foreign regions through distributorship agreements. For the year ended December 31, 1998 and the three months ended March 31, 1999, approximately 9.1% and 10.7% of the Company's net sales was derived from its international operations, respectively. To date, substantially, all international sales have been made in U.S. Dollars, although there can be no assurance that this will continue to be the case. The Company's goal is to increase sales through distributors by heightening the Company's marketing support in these countries. Sales through foreign distributors result in lower Gross Margins to the Company than domestic sales. To the extent that the Company expands its international operations through distribution arrangements, its overall Gross Margins may be adversely affected. In 1998, the Company launched its first major international advertising campaign in Europe and Asia. In an effort to increase profit margins on products sold internationally and more effectively promote the Skechers brand name, the Company is exploring selling directly to retailers in certain European countries in the future. In addition, the Company is exploring selectively opening flagship retail stores internationally on its own or through joint ventures. There can be no assurance that such expansion plans will be successful.

     Management believes that selective licensing of the Skechers brand name to non-footwear-related manufacturers may broaden and enhance the Skechers image without requiring significant capital investments or the incurrence of significant incremental operating expenses by the Company. Although the Company has licensed certain manufacturers to produce and market certain Skechers products on a limited basis, to date it has not derived any significant royalty income from such licensing arrangements. Royalty income is recognized as revenue when earned. The substantial portion of the Company's royalty income to date was derived from royalties paid in connection with sales of "Karl Kani" licensed apparel. The Company divested the license in August 1997. Management believes that revenues from licensing agreements will not be a material source of growth for the Company in the near term; however, management believes that such revenues may present an attractive long-term opportunity with minimal near-term costs.


     The Company contracts with third parties for the manufacture of all of its products. The Company does not own or operate any manufacturing facilities. For the year ended December 31, 1998, the top four manufacturers of the Company's products accounted for 15.4%, 14.2%, 12.1% and 10.4% of total purchases, respectively. For the three months ended March 31, 1999, the top four manufacturers of the Company's products accounted for 15.8%, 14.0%, 13.2% and 10.0% of total purchases, respectively. Other than the foregoing, no one manufacturer accounted for more than 10.0% of the Company's total purchases for such periods. To date, substantially all products are purchased in U.S. Dollars, although there can be no assurance that this will continue to be the case. The Company believes the use of independent manufacturers increases its production flexibility and capacity while at the same time allowing the Company to substantially reduce capital expenditures and avoid the costs of managing a large production work force. Substantially all of the Company's products are produced in China. The Company finances its production activities in part through the use of interest-bearing open purchase arrangements with certain of its Asian manufacturers. These facilities currently bear interest at a rate between 9.0% and 19.0% per annum with financing for up to 90 days. Management believes that the use of these arrangements affords the Company additional liquidity and flexibility.


     Finished goods are reviewed, inspected and shipped to domestic accounts primarily from the Company's distribution centers located in Ontario, California, and are primarily shipped directly from the manufacturer to Skechers' international distributors. The Company intends to install a new material handling system in its most recently opened distribution center to enhance its ability to monitor inventory levels and distribution activities at such site. The system, which is expected to cost $10.0 million, is anticipated to become operational mid-2000.

     In May 1992, the Company elected to be treated for Federal and state income tax purposes as an S Corporation under Subchapter S of the Code and comparable state laws. As a result, earnings of the Company, since such initial election, have been included in the taxable income of the Company's stockholders for Federal and state income tax purposes, and the Company has not been subject to income tax on such earnings, other than franchise and net worth taxes. Upon the termination of the Company's S Corporation status, the Company will be treated for Federal and state income tax purposes as a corporation under Subchapter C of the Code and, as a result, will become subject to state and Federal income taxes. By reason of the Company's treatment as an S Corporation for Federal and state income tax purposes, the Company, since inception, has provided to its stockhold-ers funds for the payment of income taxes on the earnings of the Company. The Company declared distributions consisting of amounts attributable to payment of such taxes of $112,000, $3.2 million and $7.9 million in 1996, 1997 and 1998, respectively. In January 1999, the Company made the January 1999 Distribution consisting of $350,000 of assets related to the "Cross Colours" trademark and approximately $20,000 of cash. See "Certain Transactions." In April 1999, the Company declared the April Tax Distribution consisting of the first installment of Federal income taxes payable on S Corporation earnings for 1998. Also, the Company will use a portion of its proceeds of the Offering to make the Final 1998 Distribution consisting of the final installment of Federal income taxes payable on S Corporation earnings for 1998. The amount of the April Tax Distribution was $3.5 million and the amount of the Final 1998 Distribution is estimated to be approximately $7.6 million. Upon the termination of the Company's S Corporation status, the Company will also declare (i) the Final Tax Distribution consisting of income taxes payable on S Corporation earnings from January 1, 1999 through the date of termination of the Company's S Corporation status, and (ii) the Final S Corporation Distribution in an amount designed to constitute the substantial portion of the Company's remaining and undistributed accumulated S Corporation earnings through the date of termination of the Company's S Corporation status. The Company estimates that the amount of the Final Tax Distribution will be approximately $1.7 million and the amount of the Final S Corporation Distribution will be approximately $20.0 million and such amounts will be paid with a portion of the net proceeds of the Offering. See "Use of Proceeds." Purchasers of shares of Class A Common Stock in the Offering will not receive any portion of the Final 1998 Distribution, the Final Tax Distribution or the Final S Corporation Distribution. On and after the date of such termination, the Company will no longer be treated as an S Corporation and, accordingly, will be fully subject to Federal and state income taxes. All pro forma income taxes reflect adjustments for Federal and state income taxes as if the Company had been taxed as a C Corporation rather than an S Corporation.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, selected information from the Company's results of operations as a percentage of net sales. Pro forma reflects adjustments for Federal and state income taxes as if the Company had been taxed as a C Corporation rather than an S Corporation.

                                                                               THREE MONTHS
                                                  YEAR ENDED DECEMBER 31,    ENDED MARCH 31,
                                                  -----------------------    ----------------
                                                  1996     1997     1998      1998      1999
                                                  -----    -----    -----    ------    ------
Net sales.......................................  100.0%   100.0%   100.0%   100.0%    100.0%
Cost of sales...................................   70.4     62.6     58.5     62.4      61.7
                                                  -----    -----    -----    -----     -----
  Gross profit..................................   29.6     37.4     41.5     37.6      38.3
Royalty income, net.............................    1.4      0.5      0.2      0.2       0.1
                                                  -----    -----    -----    -----     -----
                                                   31.0     37.9     41.7     37.8      38.4
                                                  -----    -----    -----    -----     -----
Operating expenses:
  Selling.......................................   10.2     11.8     13.4     11.7      16.3
  General and administrative....................   16.4     17.6     19.2     21.9      17.1
                                                  -----    -----    -----    -----     -----
                                                   26.6     29.4     32.6     33.6      33.4
                                                  -----    -----    -----    -----     -----
Earnings from operations........................    4.4      8.5      9.1      4.2       5.0
  Interest expense, net.........................   (2.8)    (2.3)    (2.3)    (2.5)     (1.8)
  Other, net....................................    0.1     (0.0)    (0.1)     0.1       0.5
                                                  -----    -----    -----    -----     -----
Earnings before pro forma income taxes..........    1.7      6.2      6.7      1.8       3.7
Pro forma income taxes..........................    0.7      2.5      2.7      0.7       1.5
                                                  -----    -----    -----    -----     -----
  Pro forma net earnings........................    1.0%     3.7%     4.0%     1.1%      2.2%
                                                  =====    =====    =====    =====     =====

THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31, 1998

     Net Sales

     Net sales increased $35.8 million, or 59.9%, to $95.7 million for the three months ended March 31, 1999 as compared to $59.9 million for the three months ended March 31, 1998. This increase was due to increased sales of branded footwear primarily as a result of (i) greater brand awareness driven in part by a significant expansion of the Company's national marketing efforts, (ii) a broader breadth of men's, women's and children's product offerings, (iii) the development of the Company's domestic sales force and international distributor network, (iv) the increased volume of the Company's existing account base with multiple stores and increased sales to such accounts, resulting in higher sales per account, (v) operations of 38 Company stores during the first quarter of 1999 versus the operations of 16 Company stores during the first quarter of 1998, and (vi) the launch of the Company's direct mail business in August 1998. Gross wholesale sales of men's footwear, including international, increased $7.8 million or 29.6% to $34.0 million for the three months ended March 31, 1999, as compared to $26.2 million for the three months ended March 31, 1998. The increase in sales of men's footwear was achieved despite a decline in men's "Kani" footwear sales of $598,000. No Kani sales were recorded for the three months ended March 31, 1999. The Company discontinued actively marketing "Kani" footwear in 1997. Sales of "Kani" footwear for the three months ended March 31, 1998 resulted from inventory close-outs, which were substantially completed during this fiscal period. Gross wholesale sales of women's footwear, including international, increased $16.7 million, or 70.4%, to $40.4 million for the three months ended March 31, 1999 as compared to $23.7 million for the three months ended March 31 1998. Gross wholesale sales of children's footwear, including international, increased $8.2 million, or 120.8%, to $15.1 million for the three months ended March 31, 1999 as compared to $6.9 million for the three months ended March 31, 1998. Provisions for returns and allowances were $3.1 million for the three months ended March 31, 1999 as compared to $1.6 million for the three months ended March 31, 1998. Net sales through the Company's retail stores increased $4.7 million or 134.3%, to $8.2 million for the three months ended March 31, 1999 as compared to $3.5 million for the three months ended March 31, 1998. This increase is due to an increase in sales from pre-existing stores and new store openings. Net sales generated from international operations increased $2.1 million, or 25.6%, to $10.2 million for the three months ended March 31, 1999, as compared to $8.1 million for the three months ended March 31, 1998.

     Gross Profit

     The Company's gross profit increased $14.2 million, or 63.2%, to $36.7 million for the three months ended March 31, 1999, compared to $22.5 million for the three months ended March 31, 1998. The increase was attributable to higher sales and an improvement in Gross Margin. The Gross Margin increased to 38.3% for the three months ended March 31, 1999 from 37.6% for the same period in 1998. The increase in the Gross Margin was primarily due to (i) better retail sell-through at the Company's retail customer accounts, which typically results in fewer markdowns, (ii) an increase in the proportions of total sales derived from the women's footwear line, which had a higher margin than the men's footwear line, and (iii) the increase in the Company's retail sales, including direct mail, since such retail Gross Margins are higher than wholesale Gross Margins.

     Royalty Income, Net

     Royalty income, net of related expenses, decreased $83,000, or 62.9% to $49,000 for the three months ended March 31, 1999 compared to $132,000 for the three months ended March 31, 1998. The Company earns royalty income based upon a percentage of sales of its licensees and sublicensees. The decrease was due to the termination of the Company's license relating to "Kani" apparel. Management expects that royalty income may increase in total dollars, but not necessarily as a percentage of net sales, as the Company's licensing efforts for Skechers products increase.

     Selling Expenses

     Selling expenses include sales salaries, commissions and incentives, advertising, promotions and trade shows. Selling expenses increased $8.6 million, or 121.9%, to $15.6 million (16.3% of net sales) for the three months ended March 31, 1999 from $7.0 million (11.7% of net sales) for the three months ended March 31, 1998. The increase in total dollars was primarily due to increased advertising and tradeshow expenditures, sales compensation due to the increase in footwear sales, and the hiring of additional sales personnel. Advertising expenses as a percentage of net sales for the three months ended March 31, 1999 and 1998 was 13.3% and 9.1%, respectively. The Company endeavors to spend approximately 8.0% to 10.0% of annual net sales in the marketing of Skechers footwear through advertising, promotions, public relations, trade shows and other marketing efforts. Marketing expense as a percentage of net sales may vary from quarter to quarter. The increase as a percentage of sales was due primarily to the factors above.

     General and Administrative Expenses

     General and administrative expenses increased $3.3 million, or 25.2%, to $16.4 million (17.1% of net sales) for the three months ended March 31, 1999 from $13.1 million (21.9% of net sales) for the three months ended March 31, 1998. The increase in total dollars is primarily due to (i) the hiring of additional personnel, (ii) an increase in costs associated with the Company's distribution facilities to support the Company's growth, (iii) increased product design and development costs and (iv) the addition of 22 retail stores which were not open in the first quarter of 1998. The decrease as a percentage of net sales was primarily due to the increase in the volume of footwear sold. Also included in general and administrative expenses for the three months ended March 31, 1998 is $691,000 of compensation expense relating to the Company's 1996 Incentive Compensation Plan (the "1996 Incentive Compensation Plan") which expired December 31, 1998. The Company has not introduced an incentive compensation plan for 1999. See "Management -- Executive Compensation -- Summary Compensation Table."

     Interest Expense

     Interest expense increased $270,000, or 18.2%, to $1.8 million for the three months ended March 31, 1999 as compared to $1.5 million for the three months ended March 31, 1998 as a result of increased borrowings under the Company's revolving line of credit to fund the Company's expanded operations and interest expense associated with open purchase arrangements with the certain of the Company's Asian manufacturers, which in part finance the Company's manufacturing activities.

     Pro Forma Income Taxes

     Pro forma income taxes have been provided at the assumed rate of 40.0% for Federal and state purposes.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Net Sales

     Net sales increased $188.9 million, or 102.7%, to $372.7 million for the year ended December 31, 1998 as compared to $183.8 million for the year ended December 31, 1997. This increase was due to increased sales of branded footwear primarily as a result of (i) greater brand awareness driven in part by a significant expansion of the Company's national marketing efforts, (ii) a broader breadth of men's, women's and children's product offerings, (iii) the development of the Company's domestic and international sales forces, (iv) the transition of the Company's account base in the direction of larger accounts with multiple stores and increased sales to such accounts, resulting in higher sales per account, (v) the Company's opening of 12 concept and 11 outlet stores and (vi) the launch of the Company's direct mail business in August 1998. Net sales for the year ended

December 31, 1998 were affected in part by the overall weakness in the retail footwear market in the fourth quarter of 1998. Gross wholesale men's footwear sales, including international, increased $42.5 million, or 39.8%, to $149.6 million for the year ended December 31, 1998, as compared to $107.1 million for the year ended December 31, 1997. The increase in gross wholesale men's footwear sales was achieved despite a decline in men's "Kani" footwear sales of $10.8 million to $668,000 for the year ended December 31, 1998, as compared to $11.5 million in sales for the year ended December 31, 1997. The Company discontinued actively marketing "Kani" footwear in 1997. Sales of "Kani" footwear for the year ended December 31, 1998 resulted from inventory close-outs, which were substantially completed during this fiscal period. Gross wholesale women's footwear sales, including international, increased $100.2 million, or 201.0%, to $150.1 million for the year ended December 31, 1998 as compared to $49.9 million for the year ended December 31, 1997. Gross wholesale children's footwear sales, including international, increased $34.5 million, or 163.5%, to $55.6 million for the year ended December 31, 1998 as compared to $21.1 million for the year ended December 31, 1997. Sales of children's "Kani" footwear represented $20,000 and $3.3 million of such sales for the year ended December 31, 1998 and 1997, respectively. Provisions for returns and allowances were $10.8 million for the year ended December 31, 1998 as compared to $5.5 million for the year ended December 31, 1997. Net sales through the Company's retail stores increased $17.6 million, or 179.8%, to $27.4 million for the year ended December 31, 1998 as compared to $9.8 million for the year ended December 31, 1997. This increase is due to an increase in sales from pre-existing stores and new store openings. Net sales generated from international operations increased $6.3 million, or 22.6%, to $34.0 million for the year ended December 31, 1998 as compared to $27.7 million for the year ended December 31, 1997.

     Gross Profit

     The Company's gross profit increased $85.9 million, or 124.9%, to $154.6 million for the year ended December 31, 1998 compared to $68.7 million for the year ended December 31, 1997. The increase was attributable to higher sales and an improvement in Gross Margin. The Gross Margin increased to 41.5% for the year ended December 31, 1998 from 37.4% for the year ended December 31, 1997. The increase in the Gross Margin was primarily due to (i) an increase in the proportions of total sales derived from the women's and children's footwear line, which had a higher Gross Margin than the men's footwear line, (ii) better retail sell-through at the Company's retail customer accounts, which typically results in fewer markdowns, (iii) an increase in the Company's retail store sales, since such retail Gross Margins are higher than customer retail Gross Margins and (iv) decreased international sales as a percentage of net sales as international sales through distributors carry a lower Gross Margin.

     Royalty Income, Net

     Royalty income, net of related expenses, decreased $39,000, or 4.4%, to $855,000 for the year ended December 31, 1998 compared to $894,000 for the year ended December 31, 1997. The Company receives royalty income based upon a percentage of sales of its sublicensees. The decrease was due to the termination of the Company's license relating to "Kani" apparel. Royalty income attributable to sales of "Kani" apparel represented $189,000 and $1.2 million of total royalty income for the years ended December 31, 1998 and 1997, respectively.

     Selling Expenses

     Selling expenses increased $28.4 million, or 131.6%, to $50.0 million (13.4% of net sales) for the year ended December 31, 1998 from $21.6 million (11.8% of net sales) for the year ended December 31, 1997. The increase in total dollars was primarily due to increased advertising expenditures and sales compensation due to the increase in footwear sales, the implementation of a new sales compensation package and the hiring of additional sales personnel. Advertising expenses as a percentage of net sales for the years ended December 31, 1998 and 1997 was 11.3% and 8.6%, respectively. The increase as a percentage of sales was due to a discretionary decision to increase advertising expenses in the fourth quarter of 1998.

     General and Administrative Expenses

     General and administrative expenses increased $39.1 million, or 120.6%, to $71.5 million (19.2% of net sales) for the year ended December 31, 1998 from $32.4 million (17.6% of net sales) for the year ended December 31, 1997. The increase in total dollars and as a percentage of net sales is primarily due to
(i) the hiring of additional personnel, (ii) an increase in costs associated with the Company's distribution facilities to support the Company's growth,
(iii) increased product design and development costs, (iv) the addition of 23 retail stores which were not open in 1997, and (v) increased discretionary expenses consisting of bonuses paid to an executive officer and certain employees. Also included in general and administrative expenses for the years ended December 31, 1998 and 1997 are $7.0 million and $2.7 million, respectively, of bonus compensation expense, including those related to the Company's 1996 Incentive Compensation Plan which expired on December 31, 1998. See "Management -- Executive Compensation -- Summary Compensation Table."

     Interest Expense

     Interest expense increased $4.4 million, or 106.2%, to $8.6 million for the year ended December 31, 1998 as compared to $4.2 million for the year ended December 31, 1997 as a result of increased borrowings under the Company's revolving line of credit to fund the Company's expanded operations and interest expense associated with open purchase arrangements with certain of the Company's Asian manufacturers, which in part finance the Company's manufacturing activities.

     Pro Forma Income Taxes

     Pro forma income taxes have been provided at the assumed rate of 40.0% for Federal and state purposes.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net Sales

     Net sales increased $68.4 million, or 59.3%, to $183.8 million for the year ended December 31, 1997 from $115.4 million for the year ended December 31, 1996. The increase was due to increased sales of branded footwear primarily as a result of (i) greater domestic brand awareness driven in part by a significant expansion of the Company's sales forces, (ii) a broad breadth of men's, women's and children's product offering, (iii) the development of the Company's domestic and international sales forces and (iv) the transition of the Company's account base in the direction of larger accounts with multiple stores, resulting in higher sales per account. Gross wholesale men's footwear sales, including international, increased $26.2 million, or 32.3%, to $107.1 million for the year ended December 31, 1997 as compared to $80.9 million for the year ended December 31, 1996. The increase in gross wholesale men's footwear sales was achieved despite a decline in men's "Kani" footwear sales of $2.2 million to $11.5 million for the year ended December 31, 1997 as compared to $13.7 million for the year ended December 31, 1996. The Company discontinued actively marketing "Kani" footwear in 1997 and a substantial portion of sales of "Kani" footwear during 1997 consisted of inventory close-outs. The Company began to de-emphasize the sale of "Kani" footwear in late 1995 and early 1996 to concentrate its marketing and sales efforts on its Skechers product line. Gross wholesale women's footwear sales, including international, increased $25.1 million, or 101.3%, to $49.9 million for the year ended December 31, 1997 as compared to $24.8 million for the year ended December 31, 1996. Gross wholesale children's footwear sales, including international, increased $10.2 million, or 93.7%, to $21.1 million for the year ended December 31, 1997 as compared to $10.9 million for the year ended December 31, 1996. Sales of children's "Kani" footwear represented $3.3 million and $4.1 million of such sales for the years ended December 31, 1997 and 1996, respectively. Sales of children's "Kani" footwear in 1997 substantially represented inventory close-out sales. Provisions for returns and allowances were $5.5 million for each of the years ended December 31, 1997 and 1996. Net sales through the Company's retail stores increased $6.5 million, or 194.5%, to $9.8 million for the year ended December 31, 1997 as compared to $3.3 million for the year ended December 31, 1996. This increase was due to an increase in sales from pre-existing stores and new store openings. Net sales generated from international operations decreased $3.9 million, or 12.2%, to $27.7 million for the year ended December 31, 1997 as compared to $31.6 million for the year ended December 31, 1996 largely as a result of a realignment of the Company's foreign distribution arrangements.

     Gross Profit

     Gross profit increased $34.5 million, or 100.9%, to $68.7 million for the year ended December 31, 1997 from $34.2 million for the year ended December 31, 1996. The increase was attributable to higher sales and an improvement in the Gross Margin. The Gross Margin increased to 37.4% for the year ended December 31, 1997 from 29.6% for the year ended December 31, 1996. The increase in the Gross Margin was primarily due to (i) better retail sell-through at the Company's retail customer accounts which allowed for fewer markdowns, (ii) an increase in the proportion of total sales derived from the women's and children's footwear line, which had a higher margin than the men's footwear line, (iii) the increase in the Company's retail store sales and (iv) decreased international sales as a percentage of net sales as international sales through distributors carry a lower Gross Margin, offset in part by inventory close-out sales of "Kani" branded footwear.

     Royalty Income, Net

     Royalty income, net of related expenses, decreased $698,000, or 43.8%, to $894,000 for the year ended December 31, 1997 from $1.6 million for the year ended December 31, 1996. The decrease was due to decreased sales of apparel under the Company's "Kani" license. Royalty income attributed to sales of "Kani" apparel represented $1.2 million and $2.1 million of total royalty income for the years ended December 31, 1997 and 1996, respectively.

     Selling Expenses

     Selling expenses increased $9.9 million, or 83.9%, to $21.6 million (11.8% of net sales) for the year ended December 31, 1997 from $11.7 million (10.2% of net sales) for the year ended December 31, 1996. The increase in total dollars was primarily due to increased advertising expenditures and sales commissions and incentives due to the increase in footwear sales. The increase as a percentage of sales was due to increased advertising expenses on a percentage of net sales.

     General and Administrative Expenses

     General and administrative expenses increased $13.5 million, or 71.1%, to $32.4 million (17.6% of net sales) for the year ended December 31, 1997 as compared to $18.9 million (16.4% of net sales) for the year ended December 31, 1996. The increase in total dollars was primarily due to (i) the hiring of additional personnel and related costs to support the Company's substantial growth in sales, (ii) an increase in costs associated with the Company's distribution facilities to support the Company's growth, (iii) the addition of seven retail stores which were not open in 1996, (iv) increased product design and development costs and (v) bonus compensation expense of $2.7 million including those related to the Company's 1996 Incentive Compensation Plan. See "Management -- Executive Compensation -- Summary Compensation Table." Included in the $18.9 million of general and administrative expenses for 1996 is a one-time $530,000 charge to operations related to costs of the terminated public offering of the "Kani" division. The increase in general and administrative expenses as a percentage of net sales is attributable to the $2.7 million of bonus compensation expense, including those related to the Company's 1996 Incentive Compensation Plan.

     Interest Expense

     Interest expense increased $955,000, or 29.6%, to $4.2 million for the year ended December 31, 1997 as compared to $3.2 million for the year ended December 31, 1996 as a result of increased borrowings under the Company's revolving line of credit to fund the Company's expanded operations and interest expense associated with open purchase arrangements with certain of the Company's Asian manufacturers.

     Pro Forma Income Taxes

     Pro forma income taxes have been provided at the assumed rate of 40.0% for Federal and state purposes.

LIQUIDITY AND CAPITAL RESOURCES

     To date, the Company has relied upon internally generated funds, trade credit, borrowings under credit facilities and loans from stockholders to finance its operations and expansion. The Company's need for funds arises primarily from its working capital requirements, including the need to finance its inventory and receivables. The Company's working capital was $26.3 million at March 31, 1999 and $23.1 million and $17.1 million at December 31, 1998 and 1997, respectively. The increase in working capital at March 31, 1999 as compared to December 31, 1998 was primarily due to the first quarter 1999 net earnings which are retained in the components of working capital.

     As part of the Company's working capital management, the Company performs substantially all customer credit functions internally, including extension of credit and collections. The Company's bad debt write-offs were less than 1.0% of net sales for three months ended March 31, 1999 and each of the years ended December 31, 1998 and 1997. The Company carries bad debt insurance to cover approximately the first 90.0% of bad debts on substantially all of the Company's major retail accounts. As of March 31, 1999 and December 31, 1998 and 1997, 59.0%, 65.1% and 47.1%, respectively, of the Company's accounts receivables was covered under this insurance.

     Net cash used in operating activities totaled $871,000 and $24.9 million for the three months ended March 31, 1999 and 1998, respectively. The decrease in cash used by operating activities was due to a decrease in inventory balances. Net cash used in operating activities totaled $4.3 million and $2.1 million for the years ended December 31, 1998 and 1997, respectively. The increase in cash used by operating activities for the year ended December 31, 1998 compared to the year ended December 31, 1997 was due to an increase in trade accounts receivable and inventory balances.

     Net cash used in investing activities totaled $946,000 and $1.2 million for the three months ended March 31, 1999 and 1998, respectively, and related to capital expenditures. The decrease in capital expenditures was due to the establishment of the Company's distribution in 1998. Net cash used in investing activities totaled $9.4 million and $6.8 million for the years ended December 31, 1998 and 1997, respectively. The increase in net cash used in investing activities in 1998 was primarily due to increased capital expenditures in connection with the establishment of the Company's distribution facilities in Ontario, California, additional hardware and software for the Company's computer needs and additional Company retail stores.

     Capital expenditures totaled $9.4 million and $6.2 million for the years ended December 31, 1998 and 1997, respectively. The increase in 1998 relates primarily to the establishment of the Company's distribution centers in Ontario, California, the purchase of additional hardware and software for the Company's computer needs and additional Company retail stores. The Company estimates that its capital expenditures for the year ending December 31, 1999 will be approximately $10.0 million, of which approximately $5.5 million will be used for the installation of a new material handling system for the Company's most recently opened distribution facility. Total expenditures for the new material handling system are expected to be approximately $10.0 million, the balance of which will be spent in 2000. The Company also anticipates spending $400,000 for expenditures on equipment for the Company's distribution facilities, and $4.1 million capital expenditures related to general corporate purposes in 1999, including leasehold improvements and purchases of furniture and equipment in connection with the opening of additional retail stores, additions and advancements to the Company's management information systems, costs associated with trade show booths and leasehold improvements to the Company's facilities.

     Net cash provided by (used in) financing activities totaled $(8.1) million and $25.0 million for the three months ended March 31, 1999 and 1998, respectively. The decrease in cash provided by financing activities was primarily due to lesser financing needs to fund cash flow from operations and the use of available cash at December 31, 1998 to repay a portion of the revolving line of credit during the three months ended March 31, 1999. Net cash provided by financing activities totaled $23.2 million and $10.2 million for the years ended December 31, 1998 and 1997, respectively. The increase in net cash provided by financing activities in 1998 was primarily due to increased borrowings under the Company's revolving line of credit to finance capital expenditures, increased accounts receivables and inventories and to fund S Corporation distributions.

     The Company's credit facility provides for borrowings under a revolving line of credit of up to $120.0 million and a term loan, with actual borrowings limited to available collateral and certain limitations on total indebtedness (approximately $15.1 million of availability as of March 31, 1999) with Heller Financial, Inc., as agent for the lenders. The revolving line of credit bears interest at the Company's option at either the prime rate (7.75% at March 31, 1999) plus 25 basis points or at Libor (5.06% at March 31, 1999) plus 2.75%. The revolving line of credit expires on December 31, 2002. Interest on the revolving line of credit is payable monthly in arrears. The revolving line of credit provides a sub-limit for letters of credit of up to $18.0 million to finance the Company's foreign purchases of merchandise inventory. As of March 31, 1999, the Company had approximately $1.3 million of letters of credit under the revolving line of credit. The term loan component of the credit facility, which has a principal balance of approximately $2.6 million as of March 31, 1999, bears interest at the prime rate plus 100 basis points and is due in monthly installments with a final balloon payment December 2002. The proceeds from this note were used to purchase equipment for the Company's distribution centers in Ontario, California and the note is secured by such equipment. The Company intends to use a portion of the net proceeds of the Offering to repay approximately $46.9 million under the revolving line of credit and $11.8 million outstanding under the Unsubordinated Note and Subordinated Note. See "Use of Proceeds." By repaying such indebtedness, the Company expects to have more flexibility and liquidity to pursue its growth strategies. The credit facility contains certain financial covenants that require the Company to maintain minimum tangible net worth of at least $20.0 million, working capital of at least $14.0 million and specified leverage ratios and limit the ability of the Company to pay dividends if it is in default of any provisions of the credit facility. The Company was in compliance with these covenants as of March 31, 1999. The credit facility is collateralized by the Company's real and personal property, including, among other things, accounts receivable, inventory, general intangibles and equipment and is guaranteed by Skechers By Mail, Inc., the Company's wholly-owned subsidiary. As of March 31, 1999, the Unsubordinated Note and Subordinated Note bear interest at the prime rate (7.75% at March 31, 1999) and are due on demand. The Greenberg Family Trust has agreed not to require repayment of the Subordinated Note prior to April 2000. The Company recorded interest expense of approximately $540,000, and $1.1 million related to notes payable to the Greenberg Family Trust during the years ended December 31, 1998, and 1997, respectively. See "Use of Proceeds" and "Certain Transactions."


     By reason of the Company's treatment as an S Corporation for Federal and state income tax purposes, the Company since inception has provided to its stockholders funds for the payment of income taxes on the earnings of the Company. The Company declared distributions attributable to payment of such taxes of $7.9 million and $3.2 million in 1998 and 1997, respectively. In April 1999, the Company declared the April Tax Distribution of $3.5 million, and prior to the consummation of the Offering will declare the Final 1998 Distribution, estimated to be $7.6 million, the Final Tax

Distribution, estimated to be $1.7 million, and the Final S Corporation Distribution, estimated to be $20.0 million. Following the termination of the Company's S Corporation status, earnings will be retained for the foreseeable future in the operations of the business. See "Prior S Corporation Status" and "Dividend Policy."

     The Company believes that anticipated cash flows from operations, available borrowings under the Company's revolving line of credit, after repayment of indebtedness described under "Use of Proceeds," cash on hand and its financing arrangements will be sufficient to provide the Company with the liquidity necessary to fund its anticipated working capital and capital requirements through fiscal 2000. However, in connection with its growth strategy, the Company will incur significant working capital requirements and capital expenditures. The Company's future capital requirements will depend on many factors, including, but not limited to, the levels at which the Company maintains inventory, the market acceptance of the Company's footwear, the levels of promotion and advertising required to promote its footwear, the extent to which the Company invests in new product design and improvements to its existing product design and the number and timing of new store openings. To the extent that available funds are insufficient to fund the Company's future activities, the Company may need to raise additional funds through public or private financing. No assurance can be given that additional financing will be available or that, if available, it can be obtained on terms favorable to the Company and its stockholders. Failure to obtain such financing could delay or prevent the Company's planned expansion, which could adversely affect the Company's business, financial condition and results of operations. In addition, if additional capital is raised through the sale of additional equity or convertible securities, dilution to the Company's stockholders could occur. See "Use of Proceeds."

QUARTERLY RESULTS AND SEASONALITY

     The table below sets forth certain quarterly operating data of the Company. This quarterly information is unaudited, but in management's opinion reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

                                             1997                                      1998                       1999
                            ---------------------------------------   ---------------------------------------   --------
                            MARCH 31   JUNE 30   SEPT. 30   DEC. 31   MARCH 31   JUNE 30   SEPT. 30   DEC. 31   MARCH 31
                            --------   -------   --------   -------   --------   -------   --------   -------   --------
   THREE MONTHS ENDED                                              (IN THOUSANDS)
Net sales................   $27,591    $32,705   $62,562    $60,969   $59,873    $87,684   $143,045   $82,078   $95,736
Gross profit.............     9,207     11,125    23,552     24,839    22,483     35,997     62,176    33,924    36,698
Earnings (loss) from
  operations.............      (299)     2,244     8,203      5,488     2,505     10,834     24,460    (3,808)    4,779
Pro forma net earnings
  (loss).................      (559)       760     4,278      2,369       651      4,759     13,553    (3,890)    2,104

     Sales of footwear products are somewhat seasonal in nature with the strongest sales generally occurring in the third and fourth quarters. In 1996 and 1997, 34.0% and 34.0% of net sales, respectively, and 94.7% and 52.5% of earnings from operations, respectively, were generated in the third quarter and 28.2% and 33.2% of net sales, respectively, and 56.1% and 35.1% of earnings from operations, respectively, were generated in the fourth quarter. However, in 1998, 38.4% of net sales and 72.0% of earnings from operations were generated in the third quarter and 22.0% of net sales and a loss from operations were generated in the fourth quarter. Management believes that annual seasonal fluctuations will typically result in the Company realizing a significant percentage of earnings from operations in the fourth quarter.

     Although net sales increased by $21.1 million in the fourth quarter of 1998 as compared to the fourth quarter of 1997, the Company's net sales in the fourth quarter of 1998 were adversely affected by the overall weakness in the retail footwear market. Management believes this weakness resulted from a substantial number of store closings by unprofitable chains, as well as store and inventory rationalizations at other chains, that combined to produce heavy promotional activity at the retail level. These closures, inventory liquidations and promotional activities adversely affected the

Company's net sales. Management believes that these closures in the aggregate should have a positive impact on the footwear retailing industry in the future.

     Operating results for the fourth quarter of 1998 were impacted by certain discretionary expenses consisting of approximately $3.0 million in bonuses paid to an executive officer and certain employees, and $242,000 in 401(k) employer matching contributions. Results for this quarter were also impacted by significantly higher marketing expenses as a percentage of net sales than the Company typically incurs. The Company chose to spend $15.1 million in marketing expenditures, $9.1 million of which was expended in December 1998. Expenses were also affected by costs associated with the opening of six new Company stores in the fourth quarter of 1998.

     The Company's operating results for the first quarter of 1999 were not affected to the same degree by those industry factors which impacted the Company's operating results in the fourth quarter of 1998. The improvement in the retail footwear market and the reduction in incentive compensation expenses had a positive effect on the Company's first quarter operating results.

     The Company has experienced, and expects to continue to experience, variability in its net sales, operating results and net earnings, on a quarterly basis. The Company's domestic customers generally assume responsibility for scheduling pickup and delivery of purchased products. Any delay in scheduling or pickup which is beyond the Company's control could materially negatively impact the Company's net sales and results of operations for any given quarter. The Company believes the factors which influence this variability include (i) the timing of the Company's introduction of new footwear products, (ii) the level of consumer acceptance of new and existing products, (iii) general economic and industry conditions that affect consumer spending and retail purchasing, (iv) the timing of the placement, cancellation or pickup of customer orders, (v) increases in the number of employees and overhead to support growth, (vi) the timing of expenditures in anticipation of increased sales and customer delivery requirements, (vii) the number and timing of new Company retail store openings and (viii) actions by competitors. Due to these and other factors, the operating results for any particular quarter are not necessarily indicative of the results for the full year.

INFLATION

     The Company does not believe that the relatively moderate rates of inflation experienced in the United States over the last three years have had a significant effect on its net sales or profitability. However, the Company cannot accurately predict the effect of inflation on future operating results. Although higher rates of inflation have been experienced in a number of foreign countries in which the Company's products are manufactured, the Company does not believe that inflation has had a material effect on the Company's net sales or profitability. In the past, the Company has been able to offset its foreign product cost increases by increasing prices or changing suppliers, although no assurance can be given that the Company will be able to continue to make such increases or changes in the future.

EXCHANGE RATES

     The Company receives U.S. Dollars for substantially all of its product sales and its royalty income. Inventory purchases from offshore contract manufacturers are primarily denominated in U.S. Dollars; however, purchase prices for the Company's products may be impacted by fluctuations in the exchange rate between the U.S. Dollar and the local currencies of the contract manufacturers, which may have the effect of increasing the Company's cost of goods in the future. During 1997 and 1998, exchange rate fluctuations did not have a material impact on the Company's inventory costs. The Company does not engage in hedging activities with respect to such exchange rate risk. See "Risk Factors -- Risks Associated with Foreign Operations."

MARKET RISK

     The Company does not hold any derivative securities or other market rate sensitive instruments.

YEAR 2000 COMPLIANCE

     The Company relies on its internal computer systems to manage and conduct its business. The Company also relies, directly and indirectly, on external systems of business enterprises such as third party manufacturers and suppliers, customers, creditors and financial organizations, and of governmental entities, both domestic and internationally, for accurate exchange of data.

     Many existing computer programs were designed and developed without regard for the Year 2000 ("Y2K") and beyond. If the Company or its significant third party business partners and intermediaries fail to make necessary modifications, conversions, and contingency plans on a timely basis, the Y2K issue could have a material adverse effect on the Company's business and financial condition. Management believes that its competitors face a similar risk. In recognition of this risk, the Company has established a project team to assess, remediate, test and develop contingency plans.

  State of Readiness

     The Company has developed a Y2K plan with the objective of having all of its information technology ("IT") systems compliant by September 1999. The Company's significant IT systems include its order management and inventory system, electronic data interchange ("EDI") system, distribution center processing system, retail merchandise and point of sale system, financial applications system, local area network and personal computers. The Company is currently making Y2K changes to its order management and inventory system and began testing in April 1999 with implementation targeted for June 1999. The Company is currently testing its EDI system with implementation planned for May 1999. The Company has completed substantially all Y2K changes to its distribution center processing system except for upgrading the operating system to the Y2K version. Upgrade to the Y2K version is part of the Company's on-going maintenance contract with its vendor. The Company will begin upgrading the operating system in May 1999 with implementation targeted for September 1999. The Company's retail merchandise and point of sale system is currently undergoing an upgrade with testing and implementation targeted for July 1999. The Company's financial applications system is currently undergoing an upgrade with testing and implementation targeted for May 1999. The EDI system upgrades for the Company's retail and financial application systems began in 1998 for the purpose of enhancing system functionality to accommodate the Company's expanding business and related information needs. The Company's local area network hardware and software providers have advised the Company that such systems are Y2K compliant. The Company has begun to assess its personal computers for necessary changes which are anticipated to be completed by September 1999.

     The Company's non-IT systems include security, fire prevention, environmental control equipment and phone systems. Many of these systems are currently Y2K compliant. Modification to the remaining systems are expected by September 1999.

     The Company's Y2K project team has begun to send surveys and conduct formal communications with its significant business partners to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Y2K issues. This process is expected to continue throughout 1999.

  Risks and Contingency Plans

     The Company is not aware of any material operational issues associated with preparing its internal systems for the Y2K, however, there is no assurance that there will not be a delay in the implementation. The Company's inability to implement such systems and changes in a timely manner could have a material adverse effect on future results of operations, financial condition and cash flows.

     The potential inability of the Company's significant business partners and intermediaries to address their own Y2K issues remains a risk which is difficult to assess. The Company is dependent on four key manufacturers located in China for the production of its footwear. The failure of one or more of these manufacturers to adequately address their own Y2K issues could interrupt the Company's supply chain. The inability of port authorities or shipping lines to address their own Y2K issues could also interrupt the Company's supply chain. Additionally, the inability of one or more of the Company's significant customers to become Y2K compliant could adversely impact the Company's sales to those customers.

     The Company is developing contingency plans which may include finding alternative suppliers, manual interventions and adding increased staffing. There is no assurance that the Company will correctly anticipate the level, impact or duration of noncompliance by its significant business partners that provide inadequate information.

     As the Company has not completed evaluations of its significant business partners' Y2K readiness, the Company is currently unable to determine the most reasonable likely worst case scenario. The Company will continue its efforts towards contingency planning throughout 1999.

  Costs

     The Company estimates its costs associated with becoming Y2K compliant will be less than $100,000, exclusive of system upgrades incurred in the normal course of business. Efforts to modify the Company's IT systems have substantially been performed internally, however, the Company does not separately track such costs. These costs primarily relate to salaries and wages which are expensed as incurred.

FUTURE ACCOUNTING CHANGES


     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No. 133 modifies the accounting for derivative and hedging activities and is effective for fiscal years beginning after June 15, 2000. Since the Company does not presently hold any derivatives or engage in hedging activities, accordingly SFAS No. 133 should not impact the Company's financial position or results of operations.

                                    BUSINESS

     The following Business section contains forward-looking statements which involve risks and uncertainties including, but not limited to, information with regard to the Company's plans to increase the number of retail locations, and styles of footwear, the maintenance of customer accounts and expansion of business with such accounts, the successful implementation of the Company's strategies, future growth and growth rates and future increases in net sales, expenses, capital expenditures and net earnings. The words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties, and the Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

GENERAL

     Skechers designs and markets branded contemporary casual, active, rugged and lifestyle footwear for men, women and children. The Company's objective is to become a leading source of contemporary casual and active footwear while ensuring the longevity of both the Company and the Skechers brand name through controlled, well managed growth. The Company strives to achieve this objective by developing and offering a balanced assortment of basic and fashionable merchandise across a wide spectrum of product categories and styles, while maintaining a diversified, low-cost sourcing base and controlling the growth of its distribution channels. The Company sells its products to department stores such as Nordstrom, Macy's, Dillards, Robinson's-May and JC Penney and specialty retailers such as Genesco's Journeys and Jarman chains, The Venator Group's Foot Locker and Lady Foot Locker chains, Pacific Sunwear and Footaction U.S.A. The Company also sells its products both internationally in over 110 countries and territories through major international distributors and directly to consumers through 38 of its own retail stores.

     The Company has realized rapid growth since inception, increasing net sales at a compound annual growth rate of 42.4% from $90.8 million in 1994 to $372.7 million in 1998. From 1997 to 1998, the Company experienced a 102.7% and 117.4% increase in net sales and earnings from operations, respectively. In addition, for the three months ended March 31, 1999, the Company experienced a 59.9% and 90.8% increase in net sales and earnings from operations, respectively, compared to the comparable period from the prior year. From 1997 to 1998, the Company also experienced an improvement in Gross Margin from 37.4% to 41.5% and Operating Margin from 8.5% to 9.1%. For the three months ended March 31, 1999, the Company increased its Gross Margin from 37.6% to 38.3% and its Operating Margin from 4.2% to 5.0% compared to the comparable period from the prior year. These improvements resulted in part from the shift to offering Skechers product exclusively and in part from economies of scale.

     Management believes the Skechers product offerings of men's, women's and children's footwear appeal to a broad customer base between the ages of 5 and 40 years. Management believes the Company's strategy of providing a growing and balanced assortment of quality basic footwear and seasonal and fashion footwear with progressive styling at competitive prices gives Skechers this broader based customer appeal. Skechers men's and women's footwear are primarily designed with the active, youthful lifestyle of the 12 to 25 year old age group in mind. The Company's product offerings include casual and utility oxfords, loggers, boots and demi-boots; skate, street and fashion sneakers; hikers, trail runners and joggers; sandals, slides and other open-toe footwear; and dress casual shoes. The Company continually seeks to increase the number of styles offered and the breadth of categories with which the Skechers brand name is identified. This style expansion and category diversification is balanced by the Company's strong performance in its basic styles. The Company increased its styles offered from approximately 600 for the year ended December 31, 1997 to approximately 900 for the year ended December 31, 1998. Management believes that a substantial portion of the Company's gross sales were generated from styles which management considers basic.
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     The Company's strategy in children's footwear is to adapt current fashion from the Company's men's and women's lines by modifying designs and choosing colors and materials that are more suitable to the playful image Skechers has established in the children's footwear market. The Skechers children's line is comprised primarily of shoes that are designed like their adult counterparts but in "takedown" versions, so that the younger set can wear the same popular styles as their older siblings and schoolmates. The playful image of Skechers children's footwear is further enhanced by the Company's Skechers Lights line, which features motion- and contact-activated lights in the outsole and other areas of the shoes. During 1998, the Company's gross wholesale footwear sales were derived 42.1% from men's, 42.2% from women's and 15.7% from children's footwear. For the three months ended March 31, 1999, 38.0%, 45.1% and 16.9% of gross sales at wholesale were derived from men's, women's and children's footwear, respectively.

     The Company was founded in 1992 as a distributor of Dr. Martens footwear. The Company began designing and marketing men's footwear under the Skechers brand name and other brand names including "Cross Colours," "Karl Kani" and "So . . . L.A." in 1992. Shortly after launching these branded footwear lines, the Company discontinued distributing Dr. Martens footwear. In 1995, the Company began to shift its focus to the Skechers brand name by de-emphasizing the sale of "Kani" branded products and discontinuing the sale of "Cross Colours" and "So . . . L.A." branded footwear. In early 1996, the Company substantially increased its product offerings in, and marketing focus on, its Skechers women's and children's lines. The Company divested the "Karl Kani" license in August 1997. Substantially all of the Company's products are marketed under the Skechers name.

INDUSTRY OVERVIEW

     The Company competes in the men's, women's and children's markets for casual and rugged footwear. Management believes that domestic retail sales of men's and women's footwear in dollar volume were roughly equal in 1998, representing approximately 46.1% and 44.6% of the retail footwear market, respectively. The remaining 9.3% was comprised of children's footwear. However, unit volume was skewed more heavily toward women's and children's footwear, which represented 51.0% and 18.0%, of the total units sold at retail, respectively. Men's footwear represented 31.0% of total units sold at retail in 1998. Average industry price points for men's, women's and children's footwear were approximately $50.88, $29.91 and $17.51, respectively.

     Management believes that total retail footwear sales in the United States during 1998 were approximately $38.8 billion, representing a 2.6% increase over 1997. Of that total, approximately $21.7 billion, or 55.9%, was derived from sales of casual and rugged shoes, boots and sandals, including hiking and working boots. Casual footwear retail sales increased to $19.1 billion, or 3.2%, in 1998 from $18.5 billion in 1997, or 22.6% faster than the rate of the total footwear market. Rugged footwear retail sales increased 13.0% to $2.6 billion in 1998 from $2.3 billion in 1997 and has grown at a compound annual rate of 24.4% since 1992. Together, in management's opinion, these two categories will continue to outpace the overall footwear market, growing at a combined compound annual rate of 4.9% between 1998 and 2003 as compared to overall annual industry growth of 3.0%. By 2003, casual and rugged footwear retail sales are projected to reach $27.6 billion, or approximately 61.5% of the total retail footwear market. These industry growth rates may not be indicative of the Company's future growth rate.

     Retail sales of performance athletic footwear by comparison have grown at a compound annual rate of 2.9% from 1992 to 1998 but rose only 2.4% from $12.4 billion in 1997 to $12.7 billion in 1998. Management believes that the growth of the performance athletic shoe segment will continue to slow and underperform the overall footwear market, growing only 2.3% per year between 1998 and 2003. Retail sales of dress footwear declined 4.3%, from $4.6 billion in 1997 to $4.4 billion in 1998, and is expected to continue to decline at a compound annual rate of 6.8% to $3.1 billion by 2003.

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     Management believes that the shift to casual and rugged footwear from dress shoes and, to a lesser extent, from performance athletic shoes is a result of several factors. First, management believes that the widespread acceptance of casual dress in the workplace has had a substantial impact on footwear purchasing decisions. As this acceptance has spread from casual Fridays to the entire work week, its impact has increased. Second, management believes that approximately 80.0% of all athletic footwear purchased in 1996 was worn for fashion instead of athletic performance purposes. Management believes that the use of athletic footwear for non-athletic performance purposes has diminished and that the casual and rugged footwear segment is eroding the market share this 80.0% portion has historically commanded, particularly as specialty retailers such as Foot Locker, Footaction U.S.A., Finish Line and Athlete's Foot, which have traditionally focused on athletic footwear, increase their selections of casual and rugged footwear. Management believes that a recent increase in the popularity of and marketing emphasis on khaki pants among consumers and apparel companies, respectively, has accelerated and magnified the fashion shift from performance athletic to casual and rugged footwear. Third, management believes that the advent of alternative sports, which do not require traditional athletic footwear for competition, has propelled a cultural movement among teenagers and a shift in their cultural icons that have combined to generate a trend toward alternative footwear. Lastly, management believes that approximately 14.5 million people currently participate in alternative or extreme sports and that participation rates will increase to approximately 25.0 million by 2001.

     According to the U.S. Bureau of the Census, the 12 to 25 year old age segment of the population was approximately 51.8 million people, or 19.2% of the total population, in 1998. This age group is projected to grow approximately 80.7% faster than the total U.S. population, from 1998 until 2005, when these young consumers will represent approximately 20.1% of the U.S. population. 12 to 25 year olds are expected to reach approximately 59.7 million people in 2015. The U.S. Bureau of the Census also estimates that 15 to 24 year olds generated incomes of approximately $244.3 billion in 1995, excluding gifts, allowances and other funding from family members. Management believes that teen income increased 29% from 1993 to approximately $111.0 billion in 1997. Management believes that in 1996 approximately $7.7 billion, or 7.1%, of total expenditures, was spent on footwear. Management further believes that brand is an important consideration in purchasing decisions among this age group, with 86% of female shoppers and 81% of male shoppers willing to spend more money for a brand they prefer. The influence of branding becomes apparent on consumers as young as 15 years old. Total spending by teenagers is expected to reach approximately $135.9 billion by 2001.

     Management believes that this growing demographic is an important target market within the footwear industry as a whole and within the casual and rugged segment of that industry in particular. Management also believes that teenagers and young adults set the prevailing fashion trends of their time and that these fashion trends are generally widely accepted by older and younger consumers alike in one form or another.

OPERATING STRATEGIES

     The Company's operating strategies are intended to continue to differentiate the Company from other participants in the casual footwear market and to provide controlled, well-managed growth. These strategies are as follows.

     Offer a Breadth of Innovative Products. The Company offered approximately 900 different styles of footwear generally in three to four different color and material variations typically in 10 to 12 different sizes during 1998. These styles span a broad spectrum of product categories ranging from skate and street sneakers to fashion sneakers, from steel-toe boots with heavy-lugged soles to casual dress shoes for men, from hiking boots, trail runners and joggers to platform shoes, boots and sneakers. The Company has developed this breadth of merchandise offerings in an effort to improve its ability to respond to changing fashion trends and customer preferences, as well as to limit its exposure to any single industry participant. Management does not believe that any single industry
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participant competes directly with the Company across its entire product offering. Although major new product introductions take place in advance of both the spring and fall selling seasons, the Company typically introduces new designs in its existing lines every 30 to 60 days to keep current with emerging trends.

     All of the Company's footwear is designed with an active, youthful lifestyle in mind. The design team's primary mandate is to design shoes marketable to the 12 to 25 year old consumer. While these designs are contemporary in styling, management believes that substantially all of the line appeals to the broader 5 to 40 year old consumer. Although many of the Company's shoes have performance features, such as hikers, trail runners, skate sneakers and joggers, the Company generally does not position its shoes in the marketplace as technical performance shoes. The Company's principal goal in product design is to generate new and exciting footwear with contemporary and progressive style features and comfort enhancing performance features. Management does not believe that technology is a differentiating factor in marketing footwear in the casual shoe industry.

     Enhance and Broaden the Skechers Brand Name. Management believes that the strength of the Skechers brand name is a competitive advantage and an integral part of the Company's success to date. The Company's goal is to continue to build the recognition of the Skechers name as a casual, active, youthful lifestyle brand that stands for quality, comfort, durability and design innovation. The Company's in-house marketing and advertising team has developed a comprehensive program to promote the Skechers brand name through lifestyle and image advertising. While all advertisements feature the Company's footwear, the marketing program is image driven, not product specific. The Company has made a conscious effort to avoid the association of the Skechers name with any single category of shoe to provide merchandise flexibility and to aid management's ability to take the brand and product design in the direction of evolving footwear fashions and consumer preferences. The Company supports this image through an advertising program that includes major networks and cable channels such as MTV, Nickelodeon and ESPN, as well as print advertisements in popular fashion and lifestyle consumer publications such as Spin, Details, Seventeen, Rolling Stone, Vibe, GQ and Vogue. The Company also promotes the Skechers brand name through product placement on a select group of films and popular television shows. For example, Skechers shoes have been prominently displayed on the television series Dharma & Greg and referenced in the recently released film 10 Things I Hate About You.

     The Company also employs an aggressive point-of-purchase marketing campaign which includes signage and, in many cases, "in-store shops" within specialty retail stores and certain department stores. These in-store shops and visual merchandising of the Company's product and point-of-purchase marketing materials are monitored and maintained by the Company's field service representatives. Substantially all of the Company advertising is conceived and designed by its in-house staff of graphic designers. The Company also enhances its brand image with its customers through high-profile trade show presentations that feature fast-paced stage shows set to progressive dance and hip-hop music.

     Maximize Strategic Value of Retail Distribution. As of April 30, 1999, the Company operated 22 concept stores at marquee locations in major metropolitan cities. These concept stores serve a threefold purpose in the Company's operating strategy. First, concept stores serve as a showcase for the full range of the Company's product offerings for the current season, providing the customer with the entire product story. In contrast, management estimates that its average retail customer carries no more than 5.0% of the complete Skechers line. Second, retail locations are generally chosen to generate maximum marketing value for the Skechers brand name through signage and store front presentation. These locations include concept stores in Manhattan's Times Square and Santa Monica's Third Street Promenade. Third, the concept stores provide rapid product feedback. Management believes that product sell-through information derived from the Company's concept stores enables the Company's sales, merchandising and production staff to respond to market changes and new product introductions. Such responses serve to augment sales and limit the

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Company's inventory markdowns and customer returns and allowances. Management adjusts its product and sales strategy based upon seven to 14 days of retail sales information. The Company's concept stores serve as marketing and product testing venues. As of April 30, 1999, the Company also operated 16 factory and warehouse outlet stores that enable the Company to liquidate excess, discontinued and odd-size inventory in a cost-efficient manner. Inventory in these stores is supplemented by certain first-line styles sold at full retail price points generally of $60.00 or lower.

     Control Growth of Distribution Channels. Management has implemented a strategy of controlling the growth of the distribution channels through which the Company's products are sold in order to protect the Skechers brand name, properly service customer accounts and better manage the growth of the business. The Company has limited distribution of product to those retailers which management believes can best support the Skechers brand name in the market. Management believes that by focusing on the Company's existing accounts, the Company can deepen its relationships with its existing customers by providing a heightened level of customer service. Field service representatives work closely with these accounts to ensure proper presentation of merchandise and point-of-purchase marketing materials. Sales executives and merchandise personnel work closely with accounts to ensure the appropriate styles are purchased for specific accounts and for specific stores within those accounts. Management believes these close relationships help the Company to maximize their customers' (i) retail sell-through, (ii) maintained margins and (iii) inventory turns. Management believes that limiting product distribution to the appropriate accounts and closely working with those accounts helps the Company to reduce its own inventory markdowns and customer returns and allowances while maintaining the proper showcase for the Skechers brand name and product.

     Leverage Management Expertise and Infrastructure. The Company's management and design team collectively possess extensive experience in the footwear industry. Robert and Michael Greenberg, the Chairman of the Board and President, respectively, founded the Company in 1992. Prior to that time, Robert Greenberg had co-founded L.A. Gear and, together with a management team which included Michael Greenberg, was instrumental in L.A. Gear's growth until his resignation in early 1992. The Greenbergs are joined on the management team by several design, merchandise, production and marketing executives with experience at a broad range of industry participants, including: Robinson's-May, Macy's, Foot Locker, Pentland Group PLC, The Stride Rite Corporation, and Track 'n Trail, as well as L.A. Gear. Management believes this core group comprises an effective and efficient management and design team with the experience to recognize and respond to emerging consumer trends and demands.

     As the Company's net sales growth has accelerated, management has focused on investing in infrastructure to support continued expansion in a disciplined manner. Major areas of investment have included the expansion of the Company's distribution facilities, hiring of additional personnel, development of product sourcing and a quality control office in Taiwan, upgrading the Company's management information systems and development and expansion of the Company's retail stores. The Company has established this infrastructure to achieve further economies of scale in anticipation of continued increases in net sales.

GROWTH STRATEGIES

     The Company's growth strategies are to (i) expand product offerings, (ii) increase penetration of existing domestic accounts, (iii) open new retail stores and pursue other direct sales channels, (iv) expand international operations and
(v) selectively license the Skechers brand name.

     Expand Product Offerings. The Company continually seeks to develop new styles in existing categories and enter new product categories in an effort to grow net sales and earnings. In keeping with this strategy, the Company has been working to introduce new styles in its existing men's and women's categories. Such new styles include the men's Jammer in June 1998 and the women's Blaster in November 1997. The Company has also launched several new product categories over the

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past year including: Skechers Sport, which includes joggers and court shoes;
Skechers Collection, a men's line featuring dress casual shoes designed to complement a young man's evening attire; Sity by Skechers, a men's line featuring newly introduced stylish urban footwear; and Skechers Lights, a children's line which features motion- and contact-activated lights in the outsole and other areas of the shoes.

     Increase Penetration of Existing Domestic Accounts. Management's goal is to continue to increase net sales and earnings by expanding the number of styles carried by its existing accounts, increasing the retail sell-through of existing accounts and opening new locations with existing accounts. Between 1993 and 1998, the number of accounts which carry Skechers' products increased from approximately 50 to approximately 2,200. In addition, the nature of the account base has transitioned in the direction of larger accounts with multiple stores, resulting in substantially higher sales per account. The Company's strategy is to continue to better serve these accounts and grow within the existing account base so that the Company's products will be more fully represented in existing retail locations and new locations within each account. This growth strategy is expected to be augmented as specialty retail accounts continue to open new locations of their own. In addition to increasing its penetration of existing accounts, the Company intends to selectively open new accounts in the future in an effort to enhance the Company's image and increase net sales and earnings.

     Open New Retail Stores and Pursue Other Direct Sales Channels. The Company's retail stores accounted for approximately 7.4% and 8.6% of net sales for 1998 and the three months ended March 31, 1999, respectively. The Company plans to increase the number of retail locations in the future in an effort to further its strategic goals as well as to increase net sales and net earnings. The Company plans to open at least two new concept stores and three new outlet stores in the remainder of 1999. In addition, the Company launched its first direct sales effort through the introduction of the Skechers mail-order catalog in the third quarter of 1998. The initial mail-order catalog included 30 styles each of the Company's men's and women's line. The catalog is supplemented by the Company's Internet website skechers.com which also allows customers to purchase the same styles over the Internet. Management believes that these new distribution channels may present attractive long-term opportunities with minimal near-term costs.

     Expand International Opportunities. Although the Company's primary focus is on the domestic market, the Company presently markets its product in countries in Europe, Asia and selected other foreign regions through distributorship agreements. For the year ended December 31, 1998 and the three months ended March 31, 1999, approximately 9.1% and 10.7% of the Company's net sales were derived from its international operations, respectively. The Company's goal is to increase sales through distributors by heightening the Company's marketing support in these countries. In 1998, the Company launched its first major international advertising campaign in Europe and Asia. This advertising program is designed to establish Skechers as a global brand synonymous with casual shoes. In an effort to increase profit margins on products sold internationally and more effectively promote the Skechers brand name, the Company is exploring selling directly to retailers in certain European countries in the future. In addition, the Company is exploring selectively opening flagship retail stores internationally on its own or through joint ventures.

     Selectively License the Skechers Brand Name. Management believes that selective licensing of the Skechers brand name to non-footwear-related manufacturers may broaden and enhance the Skechers image without requiring significant capital investments or the incurrence of significant incremental operating expenses by the Company. The Company currently has licensing agreements internationally for apparel with Life Gear Corporation in Japan and for footwear with Pentland Group PLC in the United Kingdom. The Company also has a licensing agreement domestically for bags, including backpacks, purses and waist packs, with Signal Products, Inc. for distribution to Federated Department Stores and JC Penney's. Management intends to be selective in pursuing licensing business. Management believes that revenues from licensing agreements will not be a

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material source of growth for the Company in the near term; however, management believes that licensing arrangements may present attractive long-term opportunities with minimal near-term costs.

FOOTWEAR

     Skechers offers men's, women's and children's footwear in a broad range of styles, fabrics and colors. The Company offers a broad selection of merchandise in an effort to maximize its ability to respond to changing fashion trends and consumer preferences as well as to limit its exposure to any specific style. For 1998, 42.1%, 42.2% and 15.7% of gross sales at wholesale were derived from men's, women's and children's footwear, respectively. For the three months ended March 31, 1999, 38.0%, 45.1% and 16.9% of gross sales at wholesale were derived from men's, women's and children's footwear, respectively. For the year ended December 31, 1998, the Company offered approximately 900 different styles of footwear. Management believes that a substantial portion of the Company's gross sales were generated from styles which management considers basic. No single style accounted for more than 5.0% of gross wholesale sales in 1998 or the three months ended March 31, 1999.

  Men's Footwear

     The Company's introduced its first men's footwear line with the Skechers brand name in June 1993. Since that time, the Company has expanded its product offerings and grown its net sales of Skechers men's footwear while substantially increasing the breadth and penetration of its account base. During 1998, the Company marketed approximately 360 styles of men's footwear, generally ranging its size from 6 1/2 to 13 in five major groups: (i) Casuals, (ii) Active Street Footwear, (iii) Utility Boots, (iv) Hikers and (v) Sandalized Footwear.

     Casuals. The Company's Casuals footwear group includes four categories: (i) Sport Utility, (ii) Classics (iii) Skechers Collection and (iv) Sity by Skechers. The Sport Utility category includes boots and shoes that have a rugged, less refined design with industrial-inspired fashion features. This category is defined by the heavy-lugged outsole and value-oriented materials employed in the uppers. Uppers are typically constructed of oiled suede and "Crazy Horse" or distressed leathers which enhance the rugged appearance of the boots and oxfords of this category. The Company designs and prices this category to appeal primarily to a younger men's target customer with broad acceptance across age groups. Suggested retail price points range from $45.00 to $65.00 for this category.

     The Classics category includes comfort oriented design and performance features. Boots and shoes in this category employ softer outsoles which are often constructed of polyvinyl carbon ("PVC"). The more refined design of this footwear employs better grades of leather and linings than those used in the Company's Sport Utility boots and shoes. Uppers are generally constructed of grizzly leather or highly-finished leather that produces a waxy shine. Designs are sportier than the Sport Utility category and feature oxfords, wingtips, monkstraps, demi-boots and boots. Suggested retail price points range from $70.00 to $85.00 for this category.

     The Skechers Collection category, which was introduced in 1997, features dress casual shoes designed to complement a young man's evening attire. This category features more sophisticated designs influenced, in part, by prevailing trends in Italy and other European countries. As such, this footwear is more likely than other categories to be sourced from Italy and Portugal. Outsoles project a sleeker profile, while uppers are constructed of glossy, "box" leather and aniline, resulting in a highly polished appearance. Designs include monkstraps, wingtips, oxfords, cap toes and demi-boots and often feature blind-eyelets to enhance the sophisticated nature of the styling. Suggested retail price points range from $85.00 to $100.00 for this category.

     The Sity by Skechers category, which was introduced in early 1999, features men's stylish urban footwear. The line includes dress casuals, casuals, boots, sneakers and athletic shoes for the fashion-forward consumer. Designs are more diverse than the Sport Utility or Skechers Collection categories

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and feature boots, sneakers, oxfords and moccasins. Suggested retail price points range from $70.00 to $100.00 for this category.

     Active Street Footwear. The Company's Active Street footwear group includes Street Sneakers and Skechers Sport. Skechers Street Sneakers primarily include low-profile skate sneakers, low-profile and mid-cut sport utility sneakers with industrial-inspired styling and court/gym shoe-inspired street shoes. Outsoles typically are molded rubber or thermo plastic rubber ("TPR") and, in the case of sport utility sneakers, may feature lugged configurations. Uppers are typically constructed of split suede. While these designs are athletic inspired in general, with the exception of certain skate sneakers, they include few, if any, of the typical technical performance features in today's popular athletic shoes. Certain of the Company's skate sneakers are designed with the technical performance features necessary for competitive level skateboarding. This category is designed to appeal to the teenager whose casual shoe of choice is a skate or street sneaker and is intended to be retailed most heavily through specialty casual shoe stores and department stores. Suggested retail price points range from $40.00 to $55.00 for this category.

     The Skechers Sport category includes joggers, trail runners, sport hikers and cross-trainers inspired multi-functional shoes. The Company distinguishes its Skechers Sport category by its technical performance inspired looks; however, generally the Company does not promote the technical performance features of these shoes. Skechers Sport footwear includes comfort performance not available in the Street Sneaker category. The Skechers Sport designs are light-weight constructions that include cushioned heels, polyurethane mid-soles, phylon and other synthetic outsoles and white leather or synthetic uppers such as durabuck and cordura and ballistic nylon mesh. The Skechers Sport features electric and technically inspired hues more prominently than it does the traditional athletic white. Skechers Sport is most heavily marketed through traditional athletic footwear specialty retailers. Suggested retail price points range from $55.00 to $70.00 for this category.

     Utility Boots. The Company's Utility boot group consists of a single category of boots that are designed to meet the functional demands of a work boot but are marketed as casual footwear. The outsoles of this category are designed to be durable and wearable with Goodyear welted, hardened rubber outsoles. Uppers are constructed of thicker, better grades of heavily oiled leathers. Utility boots may include steel toes, water-resistant or water-proof construction and/or materials, padded collars and Thermolite insulation. Styles include logger boots and demi-boots, engineer boots, motorcycle boots and six- and eight-eyelet work boots. Suggested retail price points range from $80.00 to $100.00 for this category.

     Hikers. The Company's Hiker group consists of a single category of boots and demi-boots that include many comfort and technical performance features that distinguish this footwear as Hikers. The Company markets this footwear primarily on the basis of style and comfort rather than on technical performance. However, many of the technical performance features in the Hikers contribute to the level of comfort this footwear provides. Outsoles generally consist of molded and contoured hardened rubber. Many designs may include gussetted tongues to prevent penetration of water and debris, cushioned mid-soles, motion control devices such as heel cups, water-resistant or water-proof construction and materials and heavier, more durable hardware such as metal D-rings instead of eyelets. Uppers are generally constructed of heavily oiled newbuck and full-grain leathers. Suggested retail price points range from $55.00 to $100.00 for this category.

     Sandalized Footwear. The Company's Sandalized footwear features open-toe and open-side constructions consistent with the Company's offering in the Sport Utility, Classics, Skechers Collection and Skechers Sport categories of footwear. Such footwear includes fisherman's sandals, shower sandals, beach sandals, slides, comfort-oriented land sandals and technically-inspired water sport sandals. Sandalized footwear includes both leather and synthetic constructions and may feature suede footbeds with form-fitting mid-soles. The Company typically delivers its Sandalized

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footwear to retailers from February to August. Suggested retail price points range from $20.00 to $60.00 for this category.

  Women's Footwear

     The Company began emphasizing the marketing and product offerings of its women's footwear line in early 1996. The women's product offerings are organized in four major groups: (i) Casuals, (ii) Active Street Footwear, (iii) Utility Boots and (iv) Sandalized Footwear. Skechers women's line differs from the men's product offerings in that it is more seasonal and fashion oriented. The Company builds all of its women's shoes with lasts and molds specifically designed for women, which management believes distinguishes the Company from most athletic shoe companies and certain unisex casual footwear companies. The women's line includes a broader array of construction for bottoms which include several different heights. During 1998, the Company marketed approximately 320 styles of women's footwear, generally ranging in size from 5 to 11.

     Casuals. The Company's Casuals footwear group includes two categories, Sport Utility and Classics. Sport Utility footwear includes many of the same design features as the Sport Utility category for men, but vary more widely in the fabrication and coloration of uppers, as well as the height and construction of the outsoles. Outsoles may feature raised bottoms with varying heel heights and may be constructed of ethyl vinyl acetate ("EVA"). Suggested retail price points range from $40.00 to $55.00 for this category.

     The Classics category includes comfort-oriented design and performance features much like the men's Classics category. Boots and shoes in this category of women's footwear are offered in a broader array of upper fabrications and colorations than men's Classics. While these shoes and boots do not feature higher heels, outsole constructions may be thicker or higher than the men's Classics category. In addition to oxfords, wingtips, monkstraps, demi-boots and boots similar to those featured in the men's Classics category, the women's Classics category also features mary janes. Suggested retail price points range from $55.00 to $70.00 for this category.

     Active Street Footwear. The Company's Active Street footwear group includes Street Sneakers and Skechers Sport. Women's Street Sneakers differ from the men's Street Sneakers in four significant ways: (i) variations in outsole configuration, (ii) emphasis on combinations of high-tech and synthetic fabrics,
(iii) emphasis on canvas and (iv) the absence of a competitive skate shoe product for women. The women's Street Sneakers are offered in four basic outsole configurations: (i) low profile sneakers such as the Street Cleat, (ii) high profile sneakers such as the Womper, (iii) hyper-wedges such as the Blaster and
(iv) platform sneakers such as the Fatsoles. The women's line offers a broader array of coloration and fabrication of uppers and typically emphasizes combinations of different fabrications to make a more bold lifestyle statement than the men's Street Sneaker collection.

     Within the Street Sneaker category, the women's line places particular emphasis on canvas uppers. These canvas sneakers are available in a broad array of vivid colors; however, white dominates the canvas sneaker style in sales. Management believes the fuller color palette in canvas is necessary to allow retailers to merchandise these styles effectively and to properly convey the Skechers brand image to the consumer. Canvas Street Sneakers carry suggested retail price points of $30.00 to $45.00 for this category. Management believes that these affordable price points contribute to the attractiveness of the more colorful Canvas Street Sneakers as impulse purchases. Suggested retail price points for Street Sneakers, other than in canvas, range from $40.00 to $60.00 for this category.

     The Skechers Sport category for women differs from the Skechers Sport category for men primarily in the variety of colors and fabrics comprising the uppers. While some height variation occurs in the outsoles, such variation is not as frequent, severe or diverse as in the case of the Street Sneakers. Suggested retail price points range from $40.00 to $60.00 for this category.

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     Utility Boots. The women's Utility Boot group differs from the men's
Utility Boot group in three primary ways: (i) outsoles may be raised and may have higher heels, (ii) uppers may be constructed of softer leather such as oiled newbuck and (iii) the Utility Boot category for women includes women's hikers which is not yet significant enough to warrant its own group. Suggested retail price points for this group range from $40.00 to $85.00 for this category.

     Sandalized Footwear. Women's Sandalized Footwear consists of three categories: (i) Surf and Sand Sandals, (ii) Active Lifestyle Sandals and (iii) Comfort Sandals. Surf and Sand Sandals feature raised outsoles with wedge or platform configurations and are often constructed from EVA. Footbeds emphasize visual design patterns and colorations and may be constructed from synthetics such as Neoprene. Active Lifestyle Sandals are opened-up interpretations of many of the styles offered in the women's Street Sneaker category. Active Lifestyle Sandals include the four outsole configurations featured on the Street Cleat, Womper, Blaster and Fatsoles. Uppers typically feature synthetic fabrications. Comfort Sandals are opened-up interpretations of the women's Classics category. Uppers are constructed of similar leathers as the Classics category with contoured, cushioned suede footbeds. Suggested retail price points range from $25.00 to $55.00 for this category.

  Children's Footwear

     In early 1996, the Company substantially increased its product offerings and marketing focus on its children's footwear line and during 1998 offered approximately 220 styles of Skechers footwear designed for infants, young boys and girls and pre-teens, ranging in sizes from infant size 3 to boys size 6. The children's line features a range of products including boots, shoes and sneakers that reflect the Skechers level of design and quality. The Skechers children's line is comprised primarily of shoes that are designed like their adult counterparts but in "takedown" versions, so that the younger set can wear the same popular styles as their older siblings and schoolmates. This "takedown" strategy maintains the integrity of the product in the premium leathers, hardware and outsoles without the attendant costs involved in designing and developing new products. In addition, the Company also adapts current fashion from the Company's men's and women's lines by modifying designs and choosing colors and materials that are more suitable to the playful image Skechers has established in the children's footwear market. The Company recently launched its Skechers Lights category, which is a new line of lighted footwear combining sequencing patterns and lights in the outsole and other areas of the shoes. Skechers' children's footwear is currently offered at domestic retail prices ranging from $25.00 to $50.00 per pair.

PRODUCT DESIGN AND DEVELOPMENT

     The Company's principal goal in product design is to generate new and exciting footwear with contemporary and progressive styles and comfort enhancing performance features. The Company designs most new styles to be fashionable and marketable to the 12 to 25 year old consumer, while appealing to the broader 5 to 40 year old age consumer, with the goal that the majority of the styles will become basic. The sale of basic products funds the Company's design efforts and allows it to introduce more progressive styles which improve brand recognition and enhance the Company's image as being in the forefront of emerging lifestyle trends. While many of the Company's shoes have performance features, the Company generally does not position its shoes in the marketplace as technical performance shoes.

     The footwear design process typically begins about nine months before the start of a season. Skechers offers a spring and fall line and typically introduces new styles in its existing lines every 30 to 60 days to keep current with emerging trends. Skechers' products are designed and developed by the Company's in-house staff. The Company also utilizes outside design firms on an item-specific basis to supplement its design efforts. Separate design teams focus on each of the men's, women's and children's categories, reporting to the Company's Vice President, Design, who has over nine years' experience in footwear design. The design process is extremely collaborative; members of the design staff meet weekly with the heads of retail and merchandising, sales and production and

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sourcing to further refine the Company's products in order to meet the particular needs of the Company's markets.

     Management believes that its product success is related in large part to its ability to recognize trends in the footwear markets and to design products which anticipate and accommodate consumers' ever-evolving preferences. The Company strives to analyze, interpret and translate current and emerging lifestyle trends affecting today's youthful culture into progressive footwear styles. Lifestyle trend information is compiled by Skechers' designers through various methods designed to monitor changes in culture and society, including
(i) review and analysis of modern music, television, cinema, clothing, alternative sports and other trend-setting media, (ii) travel to domestic and international fashion markets to identify and confirm current trends, (iii) consultation with the Company's retail customers for information on current retail selling trends, (iv) participation in major footwear trade shows to stay abreast of popular brands, fashions and styles and (v) subscription to various fashion and color information services. In addition, a key component of Skechers' design philosophy is to continually reinterpret both its basic and current successful styles in the Skechers image. In the Company's experience, reinterpreted styles often sell well due to a combination of a level of familiarity with the target customer group and new design features which create renewed interest. The Company closely monitors sales to key retail customers, as well as Skechers' own retail stores, to identify current popular styles which may be subject to reinterpretation.

     After the design team arrives at a consensus regarding the fashion themes for the coming season, the group then translates these themes into Skechers products. These interpretations include variations in product color, material structure and decoration, which are arrived at after close consultation with the Company's production department. Prototype blueprints and specifications are created and forwarded to the Company's prototype manufacturers located in Taiwan, which then forward design prototypes back to the Company's domestic design team approximately two to four weeks after initial receipt. New design concepts are often also reviewed by the Company's major retail customers. This customer input not only allows the Company to measure consumer reaction to the Company's latest designs, but also affords the Company an opportunity to foster deeper and more collaborative relationships with these customers. The Company's design team can easily and quickly modify and refine a design based on this development input.

     The Company occasionally orders limited production runs which may initially be tested in Skechers' concept stores. By working closely with store personnel, the Company obtains customer feedback that often influences product design and development. Management believes that sales in Skechers' retail stores can help forecast sales in national retail stores. The Company is able to determine within seven to 14 days after initial introduction of a product whether there is substantial demand for the style, thereby aiding the Company in its sourcing decisions. Styles which have substantial consumer appeal are highlighted in upcoming collections or offered as part of the Company's periodic style offerings. The ability to initially test its products allows Skechers to discontinue less popular styles after only a limited production run which affords the Company an indicator of future production and a hedge to fashion risks. Also, the Company monitors five and 10 weeks trailing trends of orders of its retail account base in order to manage future production of styles that are increasing or decreasing in popularity. Generally, the production process takes approximately six months from design concept to commercialization.

MARKETING

     The Company's marketing focus is to maintain and enhance recognition of the Skechers brand name as a casual, active youthful brand that stands for quality, comfort and design innovation. Senior management is directly involved in shaping the Company's image and its advertising and promotional activities. The conception, development and implementation of most aspects of Skechers men's, women's and children's marketing efforts are overseen by a six person committee headed by Robert and Michael Greenberg. Towards this end, the Company endeavors to spend between 8.0% and 10% of net sales in the marketing of Skechers footwear through an integrated effort of

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advertising, promotions, public relations, trade shows and other marketing efforts, which the Company believes substantially heightens brand awareness.

     Advertising. Substantially all of the Company's advertising is conceived and designed by Skechers' in-house staff. By retaining its advertising functions in-house, management believes that the Company is able to maintain a greater degree of control over both the creative process and the integrity of the Skechers brand image, while realizing substantial cost savings compared to using outside agencies.

     Management believes that the Company's success to date is due in large part to its advertising strategies and methods. The Company's in-house marketing and advertising team has developed a comprehensive program to promote the Skechers brand name through lifestyle and image advertising. While all advertisements feature the Company's footwear, Skechers' advertising generally seeks to build and increase brand awareness by linking the brand to youthful, contemporary lifestyles and attitudes rather than to market a particular footwear product. The Company has made a conscious effort to avoid the association of the Skechers name with any single category of shoe to provide merchandise flexibility and to aid the ability to take the brand and product design in the direction of evolving footwear fashions and consumer preferences.

     The Company uses a variety of media for its national advertising. Print efforts are represented by one or two page collage features in popular fashion and lifestyle consumer publications that appeal to the Company's target customer group, such as Spin, Details, Seventeen, GQ, Vibe, Rolling Stone, Vogue and many others. The Company utilizes experienced graphic designers and styling teams that work closely with professional fashion photographers to present the Skechers image in a visually stimulating way. Skechers' progressive television advertisements are primarily created in-house and air frequently on top television shows on the major networks and on cable channels including MTV, Nickelodeon, Comedy Central, ESPN and BET. Different advertisements are created for each of the 5 to 9, 10 to 24 and 25 to 35 year old consumer groups. The Company's in-house media buyer strategically selects during which program and in which geographic area certain Skechers commercials will air in order to reach the appropriate target audience. Radio spots often feature national celebrities and are aired during national syndicated radio shows to appeal to a wider audience.

     The Company also participates with its retail customers in cooperative advertising programs intended to take the brand awareness created by the national print advertising and channel it to local retailers where consumers can buy the Company's products. This advertising includes local advertising on radio, television and newspaper, as well as Company participation in major catalogs for retailers such as Macy's, Nordstrom, Bloomingdale's and Victoria's Secret. The Company's co-op efforts are intended to maximize advertising resources by having its retailers share in the cost of promoting the Company's brands. Also, the Company believes that co-op advertising encourages the retailer to merchandise the brands properly and sell them aggressively on the sales floor.

     Promotions. Skechers' in-house promotions department is responsible for building national brand name recognition. Teaming up with national retailers and radio stations, the promotions department is responsible for cross promotions, which help draw customers to retail store locations. This department also sponsors alternative sporting and entertainment events and coordinates a group of extreme sport athletes such as skateboarders who make promotional appearances, wear the Company's footwear exclusively and help increase overall consumer awareness of the Skechers brand.

     Public Relations. The Company's in-house public relations department is responsible for increasing Skechers' media exposure. The department communicates the Skechers image to the public and news media through the active solicitation of fashion editorial space, arranging interviews with key Company personnel and coordinating local publicity and special events programs for the Company, including celebrity appearances and fashion shows. With its strategy tied to promoting the newest styles produced by the product development team, Skechers' products are often featured in fashion and pop culture magazines and on a select group of films and popular

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television shows. For example, Skechers shoes have been prominently displayed on the television series Dharma & Greg and referenced on the recently released film 10 Things I Hate About You.

     Trade Shows. To showcase the Skechers product to footwear buyers, the Company exhibits at more than 20 trade shows worldwide, including all leading industry shows. The Company prides itself on having innovative and dynamic exhibits on the show floor. Designed by an in-house architect, the Company's state-of-the-art trade show exhibits feature the latest products and provide a stage for Skechers' internally developed music-video-style dance and stage shows featuring progressive music and nightclub lighting.

     Other. The Company's in-house display merchandising department supports retailers and distributors by developing point-of-purchase advertising to further promote its products in stores and to leverage the brand recognition at the retail level. This group is supplemented by several part-time employees who act as field service representatives. This department coordinates with the Company's sales department to ensure better sell-through at the retail level. Company representatives communicate with and visit their customers on a regular basis to aid in the proper visual display of Skechers merchandise and to distribute and display such point-of-purchase items as signage, packaging, displays, counter cards, banners and other visual merchandising displays. These materials mirror the look and feel of the national print advertising in order to reinforce brand image at the point-of-purchase. Management believes these efforts help stimulate impulse sales and repeat purchases.

     Certain of the Company's retail accounts feature "in-store shop" formats in which the Company provides fixtures, signage and visual merchandise assistance in a dedicated floor space within the store. The design of the shops utilizes the distinctive Skechers advertising to promote brand recognition and differentiate Skechers' presence in the store from that of its competition. The installation of these shops enables the Company to establish premium locations within the retailers and management believes it aids in increased sell-through and higher maintained margins for the Company's customers.

     In August 1998, the Company launched its initial product mail-order catalog. This full-color brochure was sent to more than 500,000 households, including approximately 350,000 names on the Company's own mailing list. Two subsequent catalog mailings have been completed to more than 900,000 households, during which time the Company's own mailing list has grown to more than 600,000 names. The current mail-order catalog includes approximately 100 styles of the Company's men's and women's line. The catalog reflects the Skechers image featuring colorful, eye-catching layouts and younger models. The catalog was created and produced in-house by the Company's designers, with the assistance of professional fashion photographers and production artists. The catalog lists a broad assortment of Skechers footwear and affords customers the ability to order products telephonically or via mail. The catalog references a toll-free Skechers number to provide customer assistance, including the location of the Skechers' retail stores and selected other retail locations offering the Company's products.

     The Company also promotes its brand image through its website on the World Wide Web to customers who directly access the Internet. This website currently enables the Company to present information on Skechers' history, products and store locations to consumers. The website is interactive, affording customers the ability to directly order products on the Internet and to allow the Company to receive and respond directly to customer feedback. The website features the Skechers current mail-order catalog, photos, interviews and information on Company-sponsored events and associated content designed to attract visitors to the site. The Company's website and mail-order catalog are intended to enhance the Skechers brand without the associated costs of advertising.

SALES

     The Company seeks to enhance its brand image by controlling the distribution channels for its products based on criteria which include the image of the retailer and its ability to effectively

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promote and display the Company's products. In addition, management has implemented a strategy of controlling the growth of the distribution channels through which the Company's products will be sold in order to protect the Skechers brand name, properly service customer accounts and better manage the growth of the business. The Company has limited distribution of its products to those retailers it believes can best support the Skechers brand name in the market.

     To accomplish this, the Company has continued to broaden its product line in an effort to reach a larger consumer base and to improve and enhance its customer service. The Company intends to continue to leverage its reputation for quality products and its relationships with retailers through, among other things, the introduction of new styles in its existing and also new categories of footwear. Also, the Company believes it enhances its position with retailers through its in-stock inventory program. This program increases the availability of Skechers' best-selling products, which management believes has contributed to more consistent product flow to its retail customers and an increased ability to respond to reorder demand.

     The Company currently has 70 in-house sales and two exclusive independent sales representatives. The Company also has 14 in-house customer service employees. The sales force is segregated into men's, women's and children's divisions. The men's and women's division each has a western, midwestern and eastern regional sales manager, while the children's division is headed by a children's national sales manager. Each of these sales managers reports to the Company's Vice President, Sales, who has over 15 years of experience in the footwear industry. Each of the sales staff and independent sales representatives are compensated on a salary plus commission basis; none of the representatives sell competitive products. Senior management, specifically Michael Greenberg, is actively involved in selling to and maintaining relationships with Skechers' major retail accounts. For the year ended December 31, 1998 and the three months ended March 31, 1999 the top five sales persons accounted for 39.8% and 28.8% of the Company's net sales, respectively. One of these salespersons generated 17.9% and 10.7% of the Company's net sales for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively.

     The Company's primary customers are department stores and specialty retailers. During 1998, Skechers sold to more than 2,200 retail accounts representing in excess of 10,000 storefronts, including Nordstrom, Macy's, Dillards, Robinson's-May and JC Penney and specialty retailers such as Genesco's Journeys and Jarman chains, The Venator Group's Foot Locker and Lady Foot Locker chains, Pacific Sunwear and Footaction U.S.A. During the year ended December 31, 1998 and the three months ended March 31, 1999, the Company's net sales to its five largest customers accounted for approximately 34.8% and 25.3% of total net sales, respectively. For the year ended December 31, 1998, The Venator Group represented 11.8% of the Company's net sales. Other than the foregoing, no one customer accounted for 10.0% or more of the Company's net sales for either period.

     The Company is committed to achieving customer satisfaction and to building a loyal customer base by providing a high level of knowledgeable, attentive and personalized customer service. The Company's sales and field service personnel coordinate with retail customers to determine the inventory level and product mix that should be carried in each store in an effort to help retail sell-through and enhance the customer's product margin. Such information is then used as a basis for developing sales projections and product needs for such customers. In addition, Skechers' sales personnel work closely with their customers in monitoring their inventory levels, which assists the Company with scheduling production. The Company's field service representatives coordinate with the sales department to work with the retailer to ensure that the Company's products are appropriately displayed. Further support is provided through the availability of EDI and co-op advertising. See "-- Distribution." Management believes that limiting product distribution to the appropriate accounts and closely working with those accounts helps the Company to reduce its own inventory markdowns and customer returns and allowances, while maintaining the proper showcase for the Skechers brand name and product.

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SOURCING

     Skechers products are produced by independent contract manufacturers primarily located in China and to a lesser extent, in Macau, Korea, Mexico, Romania, Italy, Portugal and Taiwan. For the year ended December 31, 1998 and the three months ended March 31, 1999, 95.5% and 93.6% of the Company's products were manufactured in China, respectively. The Company does not own or operate any manufacturing facilities. Management believes the use of independent manufacturers increases its production flexibility and capacity while at the same time substantially reducing capital expenditures and avoiding the costs of managing a large production work force. While the Company has long standing relationships with many of its manufacturers and believes its relationships to be good, there are no long-term contracts between the Company and any of its manufacturers.

     To safeguard product quality and consistency, the Company oversees the key aspects of the production process. Monitoring is performed domestically by the Company's in-house production department and in Asia through a 50-person staff working in China and out of the Company's office in Taiwan. Management believes the Company's Asian presence allows Skechers to negotiate supplier and manufacturer arrangements more effectively and ensure timely delivery of finished footwear. In addition, the Company requires its manufacturers to certify that neither convict, forced, indentured labor (as defined under U.S.
law) nor child labor (as defined by the manufacturer's country) was used in the production process, that compensation will be paid according to local law and that the factory is in compliance with local safety regulations.

     The Company oversees the key phases of production from initial prototype manufacture through initial production runs to final manufacture. Manufacturers are selected in large part on the basis of the Company's prior experience with the manufacturer and the amount of available production capacity. The Company attempts to monitor its selection of independent factories to ensure that no one manufacturer is responsible for a disproportionate amount of the Company's merchandise. In addition, the Company seeks to use, whenever possible, manufacturers that have previously produced the Company's footwear, which the Company believes enhances continuity and quality while controlling production costs. The Company generally limits product orders to 30.0% or less of that manufacturer's total production at any one period of time. In addition, the Company sources product for styles that account for a significant percentage of the Company's net sales from at least three different manufacturers. For the year ended December 31, 1998, the top four manufacturers of the Company's products accounted for 15.4%, 14.2%, 12.1% and 10.4% of total purchases, respectively. For the three months ended March 31, 1999, the top four manufacturers of the Company's products accounted for 15.8%, 14.0%, 13.2% and 10.0% of total purchases, respectively. Other than the foregoing, no one manufacturer accounted for 10.0% or more of the Company's total purchases for either period. To date, the Company has not experienced difficulty in obtaining manufacturing services.

     Management believes that quality control is an important and effective means of maintaining the quality and reputation of its products. The Company's quality control program is designed to ensure that finished goods not only meet with Company established design specifications, but also that all goods bearing its trademarks meet the Company's standards for quality. Quality control personnel perform an array of inspection procedures at stages of the production process, including examination and testing of (i) prototypes of key products prior to manufacture, (ii) samples and materials prior to production and (iii) final products prior to shipment. The Company employees are on-site at each of Skechers' major manufacturers to oversee in person key phases of production. The Company employees and agents also make other unannounced visits to the manufacturing sites to further monitor compliance with Skechers' manufacturing specifications.

     Skechers' on-site quality control program is also designed to provide greater flexibility in the design and production process. Since Skechers reviews many new design concepts with major retail customers, it is able to receive direct feedback as to what changes, if any, in the design specification of a particular style should be made prior to initial production runs. This input often can be quickly

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translated into design modifications which are directed in Asia by the Company's on-site staff. As a result, the Company is more responsive to customer needs.

     The Company maintains an in-stock position for selected styles of footwear in order to minimize the time necessary to fill customer orders. In order to maintain an in-stock position, the Company places orders for selected footwear with its manufacturers prior to the time the Company receives customers' orders for such footwear. In order to reduce the risk of overstocking, the Company seeks to assess demand for its products by soliciting input from its customers and monitoring retail sell-through. In addition, the Company analyzes historical and current sales and market data to develop internal product quantity forecasts which helps reduce inventory risks.

SKECHERS' RETAIL STORES

     The Company's retail stores are an important component of its product marketing and development strategies and provide distinctive environments in which to merchandise and sell the Skechers product line. The Company's own retail operations are overseen by the Company's Vice President, Retail and Merchandising, who has approximately 20 years of experience in retail footwear. The Company's retail stores consist of free-standing and conventional mall concept stores and factory and warehouse outlet stores. For the year ended December 31, 1998 and the three months ended March 31, 1999, approximately 7.4% and 8.6% of net sales were generated by the Company's retail stores, respectively.

  Concept Stores

     The Company's concept stores serve as a showcase for the Company's products and are an integral part of the Company's strategy for building the Skechers brand. The Company's strategy is to focus on opening concept stores primarily in marquee sites in key urban, high-traffic, visible locations in major metropolitan cities throughout the United States in an effort to enhance national brand recognition. Retail locations are generally chosen to generate maximum marketing value for the Skechers brand name through signage and store front presentation. These locations include concept stores in Manhattan's Times Square and Santa Monica's Third Street Promenade. The Company believes that as a result of its ability to control the visual presentation and product assortment in its concept stores, these stores help build brand awareness and introduce consumers to a broad range of Skechers products. Also, the concept stores provide rapid product feedback. Management believes that product sell-through information derived from the Company's concept stores allows the Company's sales, merchandising and production staff to respond to market changes and new product introductions. Such responses serve to augment sales and limit the Company's inventory markdowns and customer returns and allowances.

     As of April 30, 1999, Skechers operated 22 concept stores, 13 of which were located in California, five in New York, two in New Jersey and one in each of Massachusetts and Florida. The concept stores are primarily located in free-standing street locations and major shopping malls. The stores are typically designed to create a distinctive Skechers look and feel and enhance customer association of the Skechers brand with current youthful lifestyle trends and styles. The concept stores feature modern music and lighting and present an open floor design to allow customers to readily view the merchandise on display. In December 1998, the Company opened a showroom in New York City's SoHo district above its concept store. The showroom displays the Company's current and upcoming men's, women's and children's lines in their entirety to customers. The standard Skechers concept store is open seven days a week for an average of eight to 11 hours per day, has two or three employees in the store during business hours, and ranges in selling square footage from approximately 1,400 to 4,000.

     The Company opened 13 new concept stores during 1998, two new concept stores during the three months ended March 31, 1999 and plans to open at least two new concept stores in the remainder of 1999. The Company's new concept store prototype is approximately 2,500 square feet,

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although in certain selected markets the Company may open larger or smaller stores. In developing its concept store opening plan, the Company has identified top geographic markets in the larger metropolitan areas of the United States. In selecting a specific site, the Company evaluates the proposed sites' traffic pattern, co-tenancies, average sales per square foot achieved by neighboring concept stores, lease economics and other factors considered important within the specific location.

     The Company seeks to instill enthusiasm and dedication in its concept store management personnel and sales associates through incentive programs and regular communication with store personnel. Sales associates receive commissions on sales with a guaranteed minimum compensation. Concept store managers receive base compensation plus incentive compensation based on sales.

     The Company has well-established concept store operating policies and procedures and utilizes an in-store training regimen for all new store employees. Merchandise presentation instructions and detailed product descriptions also are provided to sales associates to enable them to gain familiarity with Skechers product offerings. The Company offers Skechers' sales associates a discount on Skechers merchandise to encourage enthusiasm for the product and Company loyalty.

  Factory and Warehouse Outlet Stores

     As of April 30, 1999, the Company also operated 16 factory and warehouse outlet stores, 10 of which were located in California, two in New York and one in each of Arizona, Massachusetts, Nevada and Hawaii. The factory outlet stores are generally located in manufacturers' outlet centers throughout the country. The Company's factory outlet stores have enabled it to increase sales in certain geographic markets where Skechers' products were not previously available and to consumers who favor value-oriented retailers. The outlets provide opportunities for the Company to sell discontinued and excess merchandise, thereby reducing the need to sell such merchandise to discounters at excessively low prices. The Company's free-standing warehouse outlet stores enable it to liquidate other excess merchandise, discontinued lines and odd sizes. The Company strives to geographically position its factory and warehouse outlet stores to minimize potential conflicts with the Company's retail customers. The standard Skechers factory and warehouse outlet store is open seven days a week for an average of eight to 11 hours per day, has two or three employees in the store during business hours and ranges in selling square footage from approximately 1,800 to 11,000. Inventory in these stores is supplemented by certain first-line styles sold at full retail generally at price points of $60.00 or lower. The Company opened 10 new factory and warehouse outlet stores during 1998 and plans to open at least three new factory and warehouse outlet stores in the remainder of 1999.

     In addition, the Company's newly launched mail-order catalog and website act as sales vehicles. Management believes that these new distribution channels will not generate material growth for the Company in the near term; however, management believes that they may present attractive long-term opportunities with minimal near-term costs.

INTERNATIONAL OPERATIONS

     Although the Company's primary focus is on the domestic market, the Company presently markets its product in countries and territories in Europe, Asia and selected other foreign regions. Skechers derives revenues and earnings from outside the United States from two principal sources: (i) sales of Skechers footwear directly to foreign distributors who distribute such footwear to department stores and specialty retail stores and (ii) to a lesser extent, royalties from licensees who manufacture and distribute Skechers products outside the United States. For the year ended December 31, 1998 and the three months ended March 31, 1999, approximately 9.1% and 10.7% of the Company's net sales was derived from its international operations, respectively.

     Management believes that international distribution of Skechers products may represent a significant opportunity to increase revenue and profits. Although the Company is in the early stages of its international expansion, Skechers products are currently sold in over 110 countries and territories. The Company's goal is to increase international sales through foreign distributors by heightening the Company's international marketing presence in those countries. In 1998, the Company launched its first major international advertising campaign which is designed to establish Skechers as a global brand synonymous with casual shoes. The Company is exploring selling directly to retailers in certain European countries in the near future. In addition, the Company is exploring selectively opening flagship retail stores internationally on its own or through joint ventures.

DISTRIBUTION

     The Company believes that strong distribution support is a critical factor in the Company's operations. Following manufacture, the Company's products are packaged in shoe boxes bearing bar codes and generally either shipped to the Company's approximately 700,000 square feet of leased distribution centers located in Ontario, California, or shipped directly from the manufacturer to Skechers' international customers. Upon receipt at the central distribution centers, merchandise is inspected and recorded in the Company's management information system and packaged according to customers' orders for delivery. Merchandise is shipped to the customer by whatever means the customer requests, which is usually by common carrier. The central distribution centers have multi-access docks, enabling the Company to receive and ship simultaneously and to pack separate trailers for shipments to different customers at the same time. The Company has an EDI system to which some of the Company's larger customers are linked. This system allows these customers to automatically place orders with the Company, thereby eliminating the time involved in transmitting and inputting orders, and includes direct billing and shipping information.

POTENTIAL LICENSING ARRANGEMENTS

     As part of its growth strategy, the Company plans to continue to enter into licensing agreements with respect to certain products on terms and with parties management believes will provide more effective manufacturing, distribution or marketing of such products than could be achieved in-house. Management believes that selective licensing of the Skechers brand name to non-footwear-related manufacturers may broaden and enhance the Skechers image without requiring significant capital investments or the incurrence of significant incremental operating expenses by the Company. In evaluating a licensing decision, the Company will consider various factors, including the potential profit to be earned and the capital and management resources available to the Company at such time. The Company intends to maintain substantial control over the design, manufacturing specifications, advertising and distribution of any licensed products and to maintain a policy of evaluating any future licensing arrangements to ensure consistent representation of the Skechers image.

     The Company currently has licensing agreements internationally for apparel with Life Gear Corporation in Japan and for footwear with Pentland Group PLC in the United Kingdom. The Company also has a licensing agreement domestically for bags, including backpacks, purses and waist packs, with Signal Products, Inc. for distribution to Federated Department Stores and JC Penney's. Management intends to be selective in pursuing licensing business. Management believes that revenues from licensing agreements will not be a material source of growth for the Company in the near term; however, management believes that licensing arrangements may present attractive long-term opportunities with minimal near-term costs.

MANAGEMENT INFORMATION SYSTEMS

     The Company recognizes the importance of advanced computerization in maintaining and improving its level of service, internal and external communication and overall competitive position. The Company has a computerized management information system that relies upon a Unix-based format with a local area network of terminals at the corporate offices to support management decision making, along with computers at the Company's distribution center and PC-based point-of-sale computers at each of its retail stores. These computers are connected via modem to the local area network at the Company's corporate offices. The Company's system provides, among other things, comprehensive order processing, production, accounting and management information for the marketing, selling, manufacturing, retailing and distribution functions of the Company's business. The Company has developed a sophisticated software program that enables the Company to track, among other things, orders, manufacturing schedules, inventory and sales of Skechers products. The program includes a centralized management information system which provides the various operating departments with integrated financial, sales, inventory and distribution related information.

     As evidence of its continuing dedication to advanced computerization, the Company intends to install a new material handling system in its new distribution center. This new system is expected to enhance the Company's ability to monitor inventory levels and distribution activities at such site. The system, which is expected to cost approximately $10.0 million, is expected to become operational in mid-2000. In addition, the Company is currently updating its EDI system to make it more responsive to customer needs.

BACKLOG

     The Company generally receives the bulk of the orders for each of the spring and fall seasons a minimum of three months prior to the date the products are shipped to customers. At March 31, 1999, the Company's backlog was $136.5 million, compared to $162.3 million at March 31, 1998. To manage inventory risk, the Company estimates its production requirements and engages in certain other inventory management techniques. See "-- Sourcing." For a variety of reasons, including the timing of shipments, product mix of customer orders and the amount of in-season orders, backlog may not be a reliable measure of future sales for any succeeding period.

INTELLECTUAL PROPERTY RIGHTS

     The Company owns and utilizes a variety of trademarks, including the Skechers trademark. As of March 31, 1999, the Company had approximately 21 registrations and approximately 54 pending applications for its trademarks in the United States. In addition, as of March 31, 1999, the Company had approximately 360 trademark registrations and applications in approximately 80 foreign countries. The Company also had 27 design patents issued in the United States and approximately 28 design patent applications pending in the United States as of March 31, 1999. The Company regards its trademarks and other intellectual property as valuable assets and believes that they have significant value in the marketing of its products. The Company vigorously protects its trademarks against infringement, including through the use of cease and desist letters, administrative proceedings and lawsuits.


     The Company relies on trademark, copyright and trade secret protection, patents, non-disclosure agreements and licensing arrangements to establish, protect and enforce intellectual property rights in the design of its products. In particular, the Company believes that its future success will depend in significant part on the Company's ability to maintain and protect the Skechers trademark. Despite the Company's efforts to safeguard and maintain its intellectual property rights, there can be no assurance that the Company will be successful in this regard. There can be no assurance that third parties will not assert intellectual property claims against the Company in the future. Furthermore, there can be no assurance that the Company's trademarks, products and promotional materials or other intellectual property rights do not or will not violate the intellectual property rights of others, that its intellectual property would be upheld if challenged, or that the Company would, in such an event, not be prevented from using its trademarks or other intellectual property rights. Such claims, if proved, could materially and adversely affect the Company's business, financial condition and results of operations. In addition, although any such claims may ultimately prove to be without merit, the necessary management attention to and legal costs associated with litigation or other resolution of future claims concerning trademarks and other intellectual property rights could materially and adversely affect the Company's business, financial condition and results of operations. The Company has sued and has been sued by third parties in connection with certain matters regarding its trademarks and products, none of which has materially impaired the Company's ability to utilize its trademarks.

     The laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although the Company continues to implement protective measures and intends to defend its intellectual property rights vigorously, there can be no assurance that these efforts will be successful or that the costs associated with protecting its rights in certain jurisdictions will not be prohibitive.

     From time to time, the Company discovers products in the marketplace that are counterfeit reproductions of the Company's products or that otherwise infringe upon intellectual property rights held by the Company. There can be no assurance that actions taken by the Company to establish and protect its trademarks and other intellectual property rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of the Company's products as violating trademarks and intellectual property rights. If the Company is unsuccessful in challenging a third party's products on the basis of infringement of its intellectual property rights, continued sales of such product by that or any other third party could adversely impact the Skechers brand, result in the shift of consumer preferences away from the Company and generally have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     Competition in the footwear industry is intense. Although the Company believes that it does not compete directly with any single company with respect to its entire range of products, the Company's products compete with other branded products within their product category as well as with private label products sold by retailers, including some of the Company's customers. The Company's utility footwear and casual shoes compete with footwear offered by companies such as The Timberland Company, Dr. Martens, Kenneth Cole Productions, Steven Madden, Ltd. and Wolverine World Wide, Inc. The Company's athletic shoes compete with brands of athletic footwear offered by companies such as Nike, Inc., Reebok International Ltd., adidas-Salomon AG and New Balance. The Company's children's shoes compete with brands of children's footwear offered by companies such as The Stride Rite Corporation. In varying degrees, depending on the product category involved, the Company competes on the basis of style, price, quality, comfort and brand name prestige and recognition, among other considerations. These and other competitors pose challenges to the Company's market share in its major domestic markets and may make it more difficult to establish the Company in Europe, Asia and other international regions. The Company also competes with numerous manufacturers, importers and distributors of footwear for the limited shelf space available for the display of such products to the consumer. Moreover, the general availability of contract manufacturing capacity allows ease of access by new market entrants. Many of the Company's competitors are larger, have achieved greater recognition for their brand names, have captured greater market share and/or have substantially greater financial, distribution, marketing and other resources than the Company. There can be no assurance that the Company will be able to compete successfully against present or future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

     As of April 30, 1999, the Company employed 863 persons, 552 of which were employed on a full-time basis and 311 of which were employed on a part-time basis. The Company also from time to time employs part-time personnel. None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are satisfactory.

PROPERTIES

     The Company's corporate headquarters and additional administrative offices are located at three premises in Manhattan Beach, California, and consist of an aggregate of approximately 37,000 square feet. The leases on the premises expire between February 2002 and February 2008, with options to extend in some cases, and the current aggregate annual rent is approximately $930,000.

     The Company also leases space for its distribution centers and its retail stores. These facilities aggregate approximately 815,000 square feet, with an annual aggregate base rental of approximately $7.0 million, plus, in some cases, a percentage of the store's gross sales in excess of the base annual rent. The terms of these leases vary as to duration and rent escalation provisions. The Company has also signed leases for retail stores expected to be opened in 1999. In general, the leases expire between April 2000 and December 2008 and provide for rent escalations tied to either increases in the lessor's operating expenses or fluctuations in the consumer price index in the relevant geographical area.

LEGAL PROCEEDINGS

     On April 16, 1999, a complaint captioned Swanier v. Skechers was filed against the Company and an employee of the Company in the Superior Court, County of Los Angeles, Southwest District, Torrance, Case No. YC034808. The complaint alleges various causes of action in connection with plaintiff's employment by the Company. The plaintiff is seeking actual and punitive damages in amounts to be proven at trial. The Company believes it has meritorious defenses to such claims and intends to defend this case vigorously. Nevertheless, litigation is uncertain, and the Company may not prevail in this suit.


     The Company filed a complaint captioned Skechers U.S.A., Inc. v. Wolverine World Wide, Inc., et al, on October 13, 1998 in the United States District Court for the Central District of California, Los Angeles, Case No. 98-8335 DT alleging various causes of action relating to trade dress infringement. The Company is seeking equitable relief and monetary and punitive damages from the defendants in amounts to be proven at trial. On December 10, 1998, certain of the defendants counter claimed against the Company for claims relating to design patent and trade dress infringement. The defendants are seeking declaratory and equitable relief and monetary and punitive damages in amounts to be proven at trial. The Company believes it has meritorious defenses to such claims and intends to defend these claims vigorously. Nevertheless, litigation is uncertain, and the Company may not prevail in this suit.


     The Company occasionally becomes involved in litigation arising from the normal course of business. Other than the foregoing, management believes that any liability with respect to pending legal actions, individually or in the aggregate, will not have a material adverse effect on the Company's business, financial condition and results of operations.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth the name, age as of March 31, 1999, and position with the Company of all directors and executive officers and certain key employees of the Company:

                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
Directors and Executive Officers:
  Robert Greenberg.........................  59    Chairman of the Board and Chief Executive
                                                   Officer
  Michael Greenberg........................  36    President and Director
  David Weinberg...........................  48    Executive Vice President, Chief Financial
                                                   Officer and Director
  Philip Paccione..........................  37    General Counsel and Secretary
  John Quinn(1)(2).........................  48    Nominated Director
  Richard Siskind(1)(2)....................  53    Nominated Director
Key Employees:
  Marvin Bernstein.........................  52    Vice President, International Sales
  Martin Brown.............................  37    Vice President, Corporate Imaging
  Greg Christopulos........................  41    Vice President, Finance
  Larry Clark..............................  42    Vice President, Production and Sourcing
  Lynda Cumming............................  39    Vice President, Allocation and Production
  Paul Galliher............................  49    Vice President, Distribution
  Kathy Garber.............................  39    Vice President, Product Development
  Jason Greenberg..........................  29    Vice President, Visual Imaging
  Jeffrey Greenberg........................  31    Vice President, Electronic Media
  Scott Greenberg..........................  38    Vice President, Visual Merchandising
  Geric Johnson............................  47    Vice President, Direct Marketing
  Michelle Kelchak.........................  35    Vice President, Design
  Mark Nason...............................  37    Vice President, Retail and Merchandising
  Ralph Vendetti...........................  43    Vice President, Sales

---------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Robert Greenberg has been the Chairman of the Board and Chief Executive Officer of the Company since October 1993. From 1979 to 1992, Mr. Greenberg was the Chairman of the Board and President of L.A. Gear, an athletic and casual footwear and apparel company. Mr. Greenberg is a member of the Board of Directors of Stage II Apparel Corp. (AMEX:SA).

     Michael Greenberg has been the President and a director of the Company since its inception in 1992 and from June 1992 to October 1993 he was Chairman of the Board. From 1989 to 1992, Mr. Greenberg was the National Sales Manager of L.A. Gear. Previously, from 1986 to 1989, he was the Regional Sales Manager of L.A. Gear for the West Coast, and from 1984 to 1986, he was an account representative for the West Coast at L.A. Gear.

     David Weinberg has been Chief Financial Officer of the Company since October 1993 and Executive Vice President and a director since July 1998. From June 1989 to September 1992, Mr. Weinberg was Vice President, Credit/Collection at L.A. Gear.

     Philip Paccione has been General Counsel since May 1998 and Secretary of the Company since July 1998. Before joining the Company and from June 1997, Mr. Paccione was an attorney at the law firm of Riordan & McKinzie, located in Los Angeles, and from May 1996 to June 1997 he was a sole practitioner. Mr. Paccione also practiced law at the law firm of Gartner & Young from December 1994 to May 1996 and at the law firm of Kelley, Drye & Warren from June 1991 to December 1994.


     John Quinn will become a director of the Company upon the effective date of the Offering. Since January 1995, Mr. Quinn has been a principal of the law firm of Riordan & McKinzie, a professional corporation, and before that, since 1987, he was a partner at the law firm of Kelley Drye & Warren. Mr. Quinn received his J.D. from Albany Law School of Union University and an LL.M from New York University.



     Richard Siskind will become a director of the Company upon the effective date of the Offering. Mr. Siskind has been President, Chief Executive Officer and a director of Stage II Apparel Corp. (AMEX:SA) since May 1998. In 1991, Mr. Siskind founded R. Siskind & Company, a business which purchases brand name men's and women's apparel and accessories and redistributes those items to off-price retailers, and he is the sole shareholder, a director, Chief Executive Officer and President.


     Marvin Bernstein has been the Vice President, International Sales of the Company since May 1997 and joined the Company in June 1993 as Vice President of Key Accounts. In December 1996, Mr. Bernstein became Vice President of International Sales and Licensing.

     Martin Brown has been the Vice President, Corporate Imaging of the Company since June 1998, and joined the Company in March 1993 as Director of Special Projects. From October 1992 to 1993 Mr. Brown was an independent marketing consultant.

     Greg Christopulos has been Vice President, Finance of the Company since September 1998. From January 1988 to August 1998, he was at KPMG LLP, where he had been a Senior Manager since July 1994. Mr. Christopulos is a Certified Public Accountant.

     Larry Clark has been the Vice President, Production and Sourcing of the Company since March 1995 and joined the Company in August 1993 as Vice President of Product Development/ Production, International Division. From 1992 to 1993, Mr. Clark was Vice President, Operations at ALAD Inc., an apparel company, and from 1985 from 1992 he was Vice President of Research and Development at L.A. Gear. Prior to that, Mr. Clark was at Footlocker-Kinney Shoe Corp. for 10 years.

     Lynda Cumming has been the Vice President, Allocation and Production of the Company since October 1992. From 1988 to 1992, Ms. Cumming was Vice President, Allocation at L.A. Gear.

     Paul Galliher has been the Vice President, Distribution of the Company since May 1994. Prior to that, from August 1989, he was a Director of Distribution at L.A. Gear.

     Kathy Garber has been the Vice President, Product Development of the Company since June 1998 and joined the Company in May 1993 as the Children's Product Manager. In September 1993, she became Product Development Manager and in June 1996 she became Director of Product Development. Ms. Garber was also a buyer at Robinson's-May.

     Jason Greenberg has been the Vice President, Visual Imaging of the Company since January 1998 and from June 1992 to July 1998 he was a director. From June 1996 to January 1998, Mr. Greenberg was Advertising Director and from June 1994 he held a product development position at the Company.

     Jeffrey Greenberg has been Vice President, Electronic Media of the Company since January 1998. From June 1992 to October 1993 Mr. Greenberg was Chief Financial Officer of the Company and from June 1992 to July 1998 he was Chief Operating Officer, Secretary and a director of the Company. From 1990 to 1992, he was involved in operations and marketing at L.A. Gear.

     Scott Greenberg has been Vice President, Visual Merchandising of the Company since January 1998. Prior to that, from June 1994, he was in charge of International Marketing at the Company and held a position in marketing at L.A. Gear from 1986 to 1990. From January 1993 to May 1994 Mr. Greenberg owned and operated a restaurant.

     Geric Johnson has been the Vice President, Direct Marketing of the Company since January 1998. From January 1990 until January 1998, Mr. Johnson held various positions with Frederick's of Hollywood, Inc., a retailer of women's apparel. While at Frederick's of Hollywood he held the positions of President, Executive Vice President, General Manager and Vice President of Operations, and his responsibilities included running the day-to-day operations of the Mail Order Division.

     Michelle Kelchak has been the Vice President, Design of the Company since June 1998. Ms. Kelchak joined the Company in July 1992 as Head Designer, and from January 1995 through May 1998 served as the Company's Design Director. Prior to joining the Company, Ms. Kelchak was a designer of men's, women's and children's footwear at L.A. Gear.

     Mark Nason has been the Vice President, Retail and Merchandising of the Company since January 1998 and joined the Company in December 1993 as Director of Merchandising and Retail Development. From January 1981 through November 1993, Mr. Nason was employed at Track 'n Trail in various capacities, including General Merchandising Manager, Director of Visual Merchandising and Buyer.

     Ralph Vendetti has been the Vice President, Sales of the Company since June 1997 and joined the Company in April 1995 as National Sales Manager. Before that, since 1989, Mr. Vendetti was with KEDS, a division of The Stride Rite Corporation, most recently as National Accounts Manager handling accounts such as Macy's, Jordan Marsh, Kinney, Bloomingdale's, Federated Corp. and Robinson's-May. Mr. Vendetti was also employed as a buyer for Macy's for 10 years.

     As referenced above, a number of the Company's executive officers, directors and key employees were previously employed by L.A. Gear. During the time of their employment and thereafter, L.A. Gear was subject to many of the uncertainties applicable to the footwear industry. From its fiscal 1985 through mid-fiscal 1990, L.A. Gear experienced a period of rapid growth in revenues and earnings and thereafter periods of declining sales and losses. In late 1991, an outside investor group directed several significant changes in L.A. Gear's management and board of directors. In response to the changes, Robert Greenberg and a number of L.A. Gear's other members of management and employees, some of whom are currently employed by the Company, resigned from L.A. Gear in January 1992. Six years later, in January 1998, L.A. Gear filed for reorganization in bankruptcy court.

     Upon the completion of the Offering, the Company's Board of Directors will consist of five members. The Board of Directors is divided into three classes. Class I Directors will serve until the annual meeting of stockholders in 2000 and thereafter for the terms of three years until their successors have been elected and qualified. Class II Directors will serve until the annual meeting of stockholders in 2001 and thereafter for terms of three years until their successors have been elected and qualified. Class III Directors will serve until the annual meeting of stockholders in 2002 and thereafter for terms of three years until their successors have been elected and qualified. Robert Greenberg is a Class I Director; Michael Greenberg and David Weinberg are Class II Directors; and Richard Siskind and John Quinn will be Class III Directors.


     Directors are elected annually to serve until the next annual meeting of stockholders and until their successors are elected and qualified. The Company intends to pay its non-employee directors annual compensation of $15,000 for their services paid quarterly beginning upon the completion of the Offering. In addition, non-employee directors will receive a fee of $1,000 for each meeting attended. Non-employee directors attending any committee meeting will receive an additional fee of $750 for each committee meeting attended, unless the committee meeting is held on the day of a meeting of the Board of Directors, in which case they will receive no additional compensation for the committee meeting. Non-employee directors will also be reimbursed for reasonable costs and expenses incurred for attending any director and committee meetings. Officers of the Company who are directors will not be paid any directors fees. Concurrently with the Offering, the Company will grant options to purchase shares of Class A Common Stock under its Stock Option Plan to each of its non-employee directors at an exercise price equal to the initial public offering price. See "-- Stock Options." Robert Greenberg is the father of Michael, Jason, Jeffrey and Scott Greenberg; other than the foregoing, no family relationships exist between any of the directors or executive officers or key employees of the Company.

     The Company's Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee will be comprised of Richard Siskind and John Quinn and will be responsible for making recommendations concerning the engagement of independent certified public accountants, approving professional services provided by the independent certified public accountants and reviewing the adequacy of the Company's internal accounting controls. The Compensation Committee will be comprised of Messrs. Siskind and Quinn and will be responsible for recommending to the Board of Directors all officer salaries, management incentive programs and bonus payments.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company did not have a Compensation Committee in 1998. Robert Greenberg and Michael Greenberg participated in deliberations concerning compensation of executive officers during 1998. Robert Greenberg serves on the board of directors and the compensation committee of Stage II Apparel Corp., whose President and Chief Executive Officer is Richard Siskind. Other than as described above, none of the executive officers of the Company has served on the board of directors or on the compensation committee of any other entity which had officers who served or will serve upon the closing of the Offering on the Company's Board of Directors or on the Company's Compensation Committee.

EXECUTIVE COMPENSATION

  Summary Compensation Table

     The following table sets forth information concerning the annual and long-term compensation earned by the Company's Chief Executive Officer and each of the other executive officers whose annual salary and bonus during 1997 and 1998 exceeded $100,000 (the "Named Executive Officers").

                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                                              ----------------------
                                               ANNUAL COMPENSATION              AWARDS      PAYOUTS
                                       ------------------------------------   ----------   ---------
                                                               OTHER ANNUAL   SECURITIES     LTIP
                                                               COMPENSATION   UNDERLYING    PAYOUTS       ALL OTHER
 NAME AND PRINCIPAL POSITION    YEAR   SALARY($)   BONUS($)       ($)(1)      OPTIONS(#)    ($)(2)     COMPENSATION($)
 ---------------------------    ----   ---------   ---------   ------------   ----------   ---------   ---------------
Robert Greenberg..............  1998         --    2,079,943      14,518            --            --         5,038(3)
Chairman of the Board and       1997         --    1,560,877      14,518            --            --         6,649(3)
  Chief Executive Officer
Michael Greenberg.............  1998    300,000           --      11,744            --     1,013,769        11,859(4)
President                       1997    300,000           --       8,962            --       205,250        12,696(4)
David Weinberg................  1998    177,800           --       2,000       278,142       259,180         9,838(5)
Executive Vice President and    1997    175,000           --       4,800            --       136,830        12,626(5)
  Chief Financial Officer

---------------

(1) Represents the amount of an automobile lease for the benefit of each officer. With respect to Robert Greenberg and David Weinberg, excludes rental payments of $12,000 and $18,000, respectively, in 1998 and 1997 made by the Company directly to landlords regarding properties used primarily for corporate purposes but which are leased under the individuals' names.

(2) With respect to 1997, represents payment of a bonus under the Company's 1996 Incentive Compensation Plan based on the increase of the Company's net sales from 1996 to 1997 and with respect to 1998, represents payment of a bonus based on the increase of the Company's net sales from 1996 to 1998. The bonuses for Michael Greenberg and David Weinberg under the Company's 1996 Incentive Compensation Plan were 0.3% and 0.2% in 1997, respectively, and 0.4% and 0.1% in 1998, respectively, of the increase in net sales volumes, respectively.

(3) Represents health and life insurance payments for 1998 and 1997, respectively.

(4) Represents health and life insurance payments of $7,059 and $9,601 and a $4,800 and a $3,095 contribution by the Company under the Company's 401(k) Plan for 1998 and 1997, respectively.

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

(5) Represents health and life insurance payments of $5,038 and $9,601 and a $4,800 and a $3,025 contribution by the Company under the Company's 401(k) Plan for 1998 and 1997, respectively.

  Employment Agreements


     Each of Messrs. Robert Greenberg, Michael Greenberg and David Weinberg will enter into an employment agreement with the Company, which will be effective as of the consummation of the Offering. The employment agreements will each have an initial term expiring three years from the closing of the Offering. Each officer will be entitled to an annual base salary and an annual bonus based on the Company's return on equity which bonus will not exceed 100% of the officer's base salary. The annual base salary for Robert Greenberg, Michael Greenberg and David Weinberg will be $500,000, $350,000 and $250,000, respectively.


     Each officer will agree not to compete, directly or indirectly, with the Company or disclose confidential information regarding the Company during the term of the agreement; provided that the officer may own less than 5% of the stock of a public company that competes with the Company. The employment agreements will entitle the executives to participate in the Company's Stock Option Plan and to receive certain insurance and other employee plans and benefits established by the Company for its executive employees.


     If an officer's employment agreement is terminated by the officer without good reason, by mutual agreement, upon death of the officer, or for cause, which includes any dishonest act, commission of a crime, material injury to the Company's financial condition or business reputation or malfeasance, misfeasance or non-feasance, then the officer will receive, through the date of termination,
(i) his base salary, (ii) any bonus due and (iii) any benefits under the agreement. If the officer is terminated without cause or the officer terminates the employment agreement for good reason, which includes the Company's breach of a material term without cure or diminution of the officer's duties without his consent, then the officer will receive, for the remainder term of the agreement,
(i) his base salary, (ii) performance-based bonus and (iii) any benefits under the agreement. During a period of total disability, the officer will receive his base salary, less any amounts paid under insurance policies provided by the Company, for the remaining term of the employment agreement. The Company has agreed that upon any merger, reorganization, sale or disposition of assets or otherwise, the successor company will be required to assume each employment agreement.


STOCK OPTIONS

  1998 Stock Option Plan

     In January 1998, the Company's Board of Directors and stockholders adopted the 1998 Stock Option, Deferred Stock and Restricted Stock Plan (the "Stock Option Plan"), which provides for the grant of qualified incentive stock options ("ISOs") that meet the requirements of Section 422 of the Code, stock options not so qualified ("NQSOs"), deferred stock and restricted stock awards ("Grants"). The Stock Option Plan is administered by a committee of directors appointed by the Board of Directors (the "Committee"). ISOs may be granted to the officers and key employees of the Company or any of its subsidiaries. The exercise price for any ISO granted under the Stock Option Plan may not be less than 100% (or 110% in the case of ISOs granted to an employee who is deemed to own in excess of 10.0% of the outstanding Class A Common Stock) of the fair market value of the shares of Class A Common Stock at the time the option is granted. The exercise price for any NQSO granted under the Stock Option Plan may not be less than 85.0% of the fair market value of the shares of Class A Common Stock at the time the option is granted. The purpose of the Stock Option Plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to provide an incentive to those whose job performance affects the Company.

     The Stock Option Plan authorizes the grant of options to purchase, and Grants of, an aggregate of up to 5,215,154 shares of the Company's Class A Common Stock. The number of shares reserved for issuance under the Stock Option Plan is subject to anti-dilution provisions for stock splits, stock dividends and similar events. If an option granted under the Stock Option Plan expires or terminates, or a Grant is forfeited, the shares subject to any unexercised portion of such option or Grant will again become available for the issuance of further options or Grants under the Stock Option Plan.

     Under the Stock Option Plan, the Company may make loans available to stock option holders, subject to the Committee's approval, in connection with the exercise of stock options granted under the Stock Option Plan. If shares of Class A Common Stock are pledged as collateral for such indebtedness, such shares may be returned to the Company in satisfaction of such indebtedness. If so returned, such shares shall again be available for issuance in connection with future stock options and Grants under the Stock Option Plan.

     Unless previously terminated by the Board of Directors, no options or Grants may be granted under the Stock Option Plan after January 14, 2008.

     Options granted under the Stock Option Plan will become exercisable according to the terms of the grant made by the Committee. Grants will be subject to the terms and restrictions of the award made by the Committee. The Committee has discretionary authority to select participants from among eligible persons and to determine at the time an option or Grant is granted and in the case of options, whether it is intended to be an ISO or a NQSO, and when and in what increments shares covered by the option may be purchased. Under current law, ISOs may not be granted to any individual who is not also an officer or employee of the Company or any subsidiary.

     The exercise price of any option granted under the Stock Option Plan is payable in full (i) in cash, (ii) by surrender of shares of the Company's Class A Common Stock already owned by the option holder having a market value equal to the aggregate exercise price of all shares to be purchased, (iii) by cancellation of indebtedness owed by the Company to the optionholder, (iv) by a full recourse promissory note executed by the optionholder, (v) by arrangement with a broker or (vi) by any combination of the foregoing. The terms of any promissory note may be changed from time to time by the Board of Directors to comply with applicable Internal Revenue Service or Securities and Exchange Commission regulations or other relevant pronouncements.

     The Board of Directors may from time to time revise or amend the Stock Option Plan and may suspend or discontinue it at any time. However, no such revision or amendment may impair the rights of any participant under any outstanding option or Grant without such participant's consent or may, without stockholder approval, increase the number of shares subject to the Stock Option Plan or decrease the exercise price of a stock option to less than 100% of fair market value on the date of grant (with the exception of adjustments resulting from changes in capitalization), materially modify the class of participants eligible to receive options or Grants under the Stock Option Plan, materially increase the benefits accruing to participants under the Stock Option Plan or extend the maximum option term under the Stock Option Plan.

     In the event of a change of control, all stock options, restricted stock and deferred stock will fully vest and any indebtedness incurred in connection with the Stock Option Plan will be forgiven. A "change of control" occurs when
(i) any person becomes the beneficial owner, directly or indirectly, of 50% or more of the combined voting power of the Company's securities, (ii) during any consecutive two-year period, individuals who at the beginning of such period constitute the Board, and any new director, with certain exceptions, who was approved by at least two-thirds of the directors still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board of Directors, (iii) in some circumstances, the stockholders approve a merger or consolidation, or (iv) the stockholders approve the complete liquidation, sale or disposition of all or substantially all of the Company's assets.

     Options to acquire 1,390,715 shares of Class A Common Stock are outstanding at an exercise price per share of $2.78. Of this amount, 278,142 were granted to David Weinberg, of which 25.0% will vest on the consummation of the Offering, and the balance will vest over the next three years. In addition, options to purchase 1,142,907 shares of Class A Common Stock are expected to be granted to certain employees and non-employee directors of the Company on the effective date of the Offering at an exercise price equal to the initial public offering price, which options will vest ratably commencing one year from the date of this Prospectus in 20.0% increments for any employees and officers, and in 33.3% increments for non-employee directors. The options expire ten years from the date of grant.

OPTION GRANTS AND YEAR-END OPTION VALUES

     The following table sets forth information concerning individual grants of stock options during 1998 to the Named Executive Officers:

                            OPTIONS GRANTED IN 1998

                                             INDIVIDUAL GRANTS                            POTENTIAL REALIZABLE
                       --------------------------------------------------------------       VALUE AT ASSUMED
                         NUMBER OF                                                       ANNUAL RATES OF STOCK
                        SECURITIES       PERCENT OF                                      PRICE APPRECIATION FOR
                        UNDERLYING      TOTAL OPTIONS       EXERCISE                         OPTION TERM(4)
                          OPTIONS        GRANTED TO         OR BASE        EXPIRATION    ----------------------
        NAME           GRANTED(#)(1)    EMPLOYEES(2)     PRICE($/SH)(3)       DATE        5%($)        10%($)
        ----           -------------    -------------    --------------    ----------     -----        ------
Robert Greenberg.....          --             --                --                --          --            --
Michael Greenberg....          --             --                --                --          --            --
David Weinberg.......     278,142          20.0%              2.78           1/14/08     486,283     1,232,337

---------------
(1) Upon completion of the Offering, 25% of the options immediately vest and the balance will vest over the next three years.

(2) The total number of options granted to the Company's employees during 1998 was 1,390,715.

(3) The exercise price per share of options granted represents the fair market value of the underlying shares of Common Stock on the date the options were granted.

(4) In order to comply with the rules of the Securities and Exchange Commission (the "Commission"), the Company is including the gains or "option spreads" that would exist for the respective options the Company granted to the Named Executive Officers. The Company calculated these gains by assuming an annual compound stock price appreciation of 5% and 10% from the date of the option grant until the termination date of the option. These gains do not represent the Company's estimate or projection of the future Class A Common Stock price.

     The following table sets forth the outstanding stock options as of December 31, 1998 of the Named Executive Officers.

                             YEAR-END OPTION VALUES

                               NUMBER OF SECURITIES UNDERLYING             VALUE OF UNEXERCISED
                                     UNEXERCISED OPTIONS                   IN-THE-MONEY OPTIONS
                                   AT DECEMBER 31, 1998(1)               AT DECEMBER 31, 1998(2)
                              ----------------------------------    ----------------------------------
            NAME              EXERCISABLE(#)    UNEXERCISABLE($)    EXERCISABLE($)    UNEXERCISABLE($)
            ----              --------------    ----------------    --------------    ----------------
Robert Greenberg............           --                  --                --                  --
Michael Greenberg...........           --                  --                --                  --
David Weinberg..............           --             278,142                --             484,000

---------------
(1) Upon the completion of the Offering, 25% of the options immediately vest and the balance will vest over the next three years.

(2) The value of the unexercised "in-the-money" options is based on the fair market value as of December 31, 1998, as determined by the Board of Directors, minus the exercise price, multiplied by the numbers of shares underlying the option.

1998 EMPLOYEE STOCK PURCHASE PLAN


     The Company's 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan") was adopted by the Board of Directors and the stockholders in July 1998. The 1998 Purchase Plan, which is intended to qualify under Section 423 of the Code, contains consecutive, overlapping, twelve month offering periods. Each offering period includes two six-month purchase periods. The offering periods generally start on the first trading day on or after January 1 and July 1 of each year. The initial offering period will commence on July 1, 1999 and expire on December 31, 1999. A total of 2,781,415 shares of Class A Common Stock have been reserved for issuance under the 1998 Purchase Plan, plus annual increases equal to the lesser of (i) 1,000,000 shares, (ii) 1% of the outstanding shares of Class A Common Stock on such date, and (iii) such lesser amount as may be determined by the Board of Directors.


     Employees are eligible to participate if they are customarily employed by the Company or any designated subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who (i) immediately after grant owns stock possessing 5.0% or more of the total combined voting power or value of all classes of the capital stock of the Company or (ii) whose rights to purchase stock under all employee stock purchase plans of the Company accrue at a rate which exceeds $25,000 worth of stock for each calendar year may not be granted an option to purchase stock under the 1998 Purchase Plan.


     The 1998 Purchase Plan permits participants to purchase Class A Common Stock through payroll deductions of up to 15.0% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings, including commissions, payments for overtime, incentive bonuses and performance bonuses. Amounts deducted and accumulated by the participant are used to purchase shares of Class A Common Stock at the end of each purchase period. The price of stock purchased under the 1998 Purchase Plan is 85.0% of the lower of the fair market value of the Class A Common Stock at the beginning of the offering period or at the end of the purchase period. The maximum number of shares a participant may purchase during a single offering period is determined by dividing $25,000 by the fair market value of a share of the Company's Class A Common Stock on the first day of the offering period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company.


     Rights granted under the 1998 Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1998 Purchase Plan.

     The 1998 Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of all or substantially all of the Company's assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new purchase date will be set so that shares of Class A Common Stock are purchased with the participant's accumulated payroll deductions prior to the effective date of such transaction.

     The Board of Directors has the authority to amend or terminate the 1998 Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 1998 Purchase Plan, provided that the Board of Directors may terminate an offering period on any exercise date if the Board determines that the termination of the 1998 Purchase Plan is in the best interests of the Company and its stockholders. Notwithstanding anything to the contrary, the Board of Directors may in its sole discretion amend the 1998 Purchase Plan to the extent necessary and desirable to avoid unfavorable financial accounting consequences by altering the purchase price for any offering period, shortening any offering period or allocating remaining shares among the participants. Unless sooner terminated by the Board of Directors, the 1998 Purchase Plan will terminate on June 30, 2008.

401(K) PLAN

     The Company has in place a contributory retirement plan (the "401(k) Plan") for all full time employees age 21 and older with at least 12 months of service, which is designed to be tax deferred in accordance with the provisions of
Section 401(k) of the Code. The 401(k) Plan provides that each participant may contribute up to 15.0% of his or her salary, and the Company may contribute to the participant's plan account at the end of each plan year a percentage of salary contributed by the participant. Under the 401(k) Plan, employees may elect to enroll on January 1 and July 1 of any plan year, provided that they have been employed for at least one year.

     Subject to the rules for maintaining the tax status of the 401(k) Plan, an additional Company contribution may be made at the Company's discretion. Company matching contributions are made at the discretion of the Company. The Company's contributions to the 401(k) Plan in 1997 and 1998 were $93,000 and $242,000, respectively.

LIMITATIONS ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

     The Company's Certificate of Incorporation provides that, except to the extent prohibited by the DGCL, its directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under Delaware law, the directors have fiduciary duties to the Company that are not eliminated by this provision of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to the Company for acts or omissions that are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. In addition, the Company intends to maintain liability insurance for its officers and directors.

     Section 145 of the DGCL permits the Company to, and the Certificate of Incorporation provides that the Company shall, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom. Such right of indemnification shall inure to such individuals whether or not the claim asserted is based on matters that antedate the adoption of the Certificate of Incorporation. Such right of indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by the Certificate of Incorporation shall not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by the Certificate of Incorporation, by any agreement, by vote of stockholders, by resolution of directors, by provision of law or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Section 102(b)(7) of the DGCL permits a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL relating to unlawful dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Section 102(b)(7) of the DGCL is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations. The Company believes this provision will assist it in securing the services of qualified directors who are not employees of the Company. This provision has no effect on the availability of equitable remedies, such as injunction or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

                              CERTAIN TRANSACTIONS

     At December 31, 1996 and 1997, the Company had approximately $13.3 million outstanding under an unsecured note payable to the Greenberg Family Trust of which Robert Greenberg, Chairman of the Board and Chief Executive Officer of the Company, and M. Susan Greenberg, Robert Greenberg's wife, are trustees. From January 1, 1997 through June 1998, the note bore interest at 8.0% per annum and was due upon demand after January 1, 1996. The Greenberg Family Trust agreed not to call the note prior to January 1, 1999. In June 1998, the Company issued a $13.3 million term note under its credit facility with Heller Financial, Inc. to repay the indebtedness to the Greenberg Family Trust. In December 1998, in connection with the amendment and restatement of the Company's credit facility with Heller Financial, Inc., the note was refinanced by the Greenberg Family Trust into the $10.0 million Subordinated Note and the Unsubordinated Note (which was originally $3.2 million). As of March 31, 1999, approximately $1.4 million had been repaid under the Unsubordinated Note and $1.8 million was outstanding. The Subordinated and Unsubordinated Notes each bear interest at the prime rate (7.75% at March 31, 1999) and are due on demand. The Greenberg Family Trust agreed not to call the Subordinated Note prior to April 2000. The Company recorded interest expense of approximately $1.2 million, $1.1 million and $540,000 related to the notes during the years ended December 31, 1996, 1997 and 1998, respectively. The Company intends to use a portion of its net proceeds of the Offering to repay the notes owed to the Greenberg Family Trust.

     The Company has periodically advanced to the Greenberg Family Trust all or a portion of the interest payments due on the indebtedness to the Greenberg Family Trust. As of the years ended December 31, 1996 and 1997 and March 31, 1999, the Company had advanced approximately $193,000, $277,000 and $52,000, of such interest payments, respectively. As of December 31, 1998, the Company had no advances outstanding with respect to interest payments to the Greenberg Family Trust. The Greenberg Family Trust intends to repay all outstanding amounts on or before the closing of the Offering.

     During the years ended December 31, 1996, 1997 and 1998, the Company declared S Corporation distributions of $112,000, $3.2 million and $7.9 million, respectively, of which the amounts indicated below were paid to the following holders of 5% or more of the Company's Class B Common Stock:

                                              YEAR ENDED DECEMBER 31,
                                        -----------------------------------
         NAME OF STOCKHOLDER             1996       1997(1)       1998(2)
         -------------------            -------    ----------    ----------
The Greenberg Family Trust............  $72,387    $2,102,100    $5,148,000
Michael Greenberg.....................   11,136       323,400       792,000
Jason Greenberg(3)....................    5,568       161,700       396,000
Jeffrey Greenberg(4)..................    5,568       161,700       396,000
Joshua Greenberg......................    5,568       161,700       396,000
Jennifer Greenberg....................    5,568       161,700       396,000

---------------
(1) At January 1, 1998, the Company had distributions payable, bearing interest at 5% per annum, payable as follows: the Greenberg Family Trust -- $227,209; Michael Greenberg -- $75,211; Jason Greenberg -- $56,526; Jeffrey
    Greenberg -- $18,636; Joshua Greenberg -- $55,478; and Jennifer
    Greenberg -- $63,813.

(2) At December 31, 1998, the Company had distributions payable, bearing interest at 5% per annum, payable as follows: the Greenberg Family Trust -- $264,522; Michael Greenberg -- $108,463; Jason
    Greenberg -- $63,715; Joshua Greenberg -- $70,919; and Jennifer Greenberg -- $72,273.

(3) Jason Greenberg was formerly a director of the Company.

(4) Jeffrey Greenberg was formerly the Chief Operating Officer and a director of the Company.

     In January 1999, the Company declared the January 1999 Distribution consisting of its "Cross-Colours" trademark to the Greenberg Family Trust, Michael Greenberg, Jason Greenberg, Jeffrey Greenberg, Joshua Greenberg and Jennifer Greenberg. The Company valued this distribution at $350,000. The remaining stockholders received cash in the aggregate amount of $18,421. The following distributions were made to the holders of 5% or more of the Company's Class B Common Stock:

                                      PERCENTAGE INTEREST IN         VALUE OF
        NAME OF STOCKHOLDER               THE TRADEMARK         PERCENTAGE INTEREST
        -------------------           ----------------------    -------------------
The Greenberg Family Trust..........           68.3%                 $239,474
Michael Greenberg...................           10.5                    36,842
Jason Greenberg.....................            5.3                    18,421
Jeffrey Greenberg...................            5.3                    18,421
Joshua Greenberg....................            5.3                    18,421
Jennifer Greenberg..................            5.3                    18,421

     The stockholders who received an interest in the trademark sold all of their rights in the trademark to Stage II Apparel Corp., of which Robert Greenberg, Chairman of the Board and Chief Executive Officer of the Company, and Richard Siskind, a director of the Company, are each directors. In connection with the sale, the Greenberg Family Trust and Michael Greenberg received 140,000 shares and 20,000 shares of Stage II Apparel Corp., respectively, and Jeffrey Greenberg, Jason Greenberg, Joshua Greenberg and Jennifer Greenberg each received 10,000 shares. The Company currently licenses under a ten year license agreement the trademark from Stage II Apparel Corp. and pays a royalty of 1% of the wholesale price of all footwear sold by the Company with the trademark. For the years ended December 31, 1997 and 1998, the Company received royalty fees of $20,000 and $0 for the trademark "Cross Colours." The Company currently does not intend to materially exploit the "Cross Colours" trademark under the above-described license agreement.

     As a result of a tax refund from the payment of taxes on the Company's earnings, the Company received a recovery of distributions from stockholders of $600,000 for the year ended December 31, 1996.

     In April 1999, the Company declared the April Tax Distribution consisting of the first installment of Federal income taxes payable on S Corporation earnings for 1998. The April Tax Distribution was $3.5 million and was declared and paid to the following holders of 5% or more of the Company's Class B Common
Stock:

                                                              AMOUNT OF APRIL
                    NAME OF STOCKHOLDER                       TAX DISTRIBUTION
                    -------------------                       ----------------
The Greenberg Family Trust..................................      $ 66,000
Michael Greenberg...........................................       813,000
Jason Greenberg.............................................       521,600
Jeffrey Greenberg...........................................       597,400
Joshua Greenberg............................................       519,600
Jennifer Greenberg..........................................       511,600

     The Company intends to use a portion of the net proceeds of the Offering to pay (i) the Final 1998 Distribution consisting of the final installment of Federal income taxes payable on S Corporation earnings for 1998, (ii) the Final Tax Distribution consisting of income taxes payable S Corporation earnings from January 1, 1999 through the date of termination of the Company's S Corporation status and (iii) the Final S Corporation Distribution in an amount designed to constitute the substantial portion of the Company's remaining undistributed accumulated taxable S Corporation earnings through the date of termination of the Company's S Corporation status. It is estimated that the amount of the Final 1998 Distribution will be $7.6 million, all of which will be paid to the

Greenberg Family Trust. It is estimated that the amount of the Final Tax Distribution will be $1.7 million, and that the amount of the Final S Corporation Distribution will be $20.0 million.

     The Final Tax Distribution and the Final S Corporation Distribution will be paid to the holders of 5% or more of the Company's Class B Common Stock:

                                                               FINAL TAX      FINAL S CORPORATION
                    NAME OF STOCKHOLDER                       DISTRIBUTION       DISTRIBUTION
                    -------------------                       ------------    -------------------
The Greenberg Family Trust..................................   $1,105,000         $12,549,000
Michael Greenberg...........................................      170,000           2,297,000
Jason Greenberg.............................................       85,000           1,033,400
Jeffrey Greenberg...........................................       85,000             957,600
Joshua Greenberg............................................       85,000           1,035,400
Jennifer Greenberg..........................................       85,000           1,043,400

     In connection with the Offering and the termination of the Company's S Corporation tax status, the Company entered into a tax indemnification agreement with each of its stockholders. The agreements provide that the Company will indemnify and hold harmless each of the stockholders for Federal, state, local or foreign income tax liabilities, and costs relating thereto, resulting from any adjustment to the Company's income that is the result of an increase in or change in character, of the Company's income during the period it was treated as an S Corporation up to the Company's tax saving in connection with such adjustments. The agreements also provide that if there is a determination that the Company was not an S Corporation prior to the Offering, the stockholders will indemnify the Company for the additional tax liability arising as a result of such determination. The stockholders will also indemnify the Company for any increase in the Company's tax liability to the extent such increase results in a related decrease in the stockholders' tax liability.

     Shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by the Greenberg Family Trust and Michael Greenberg are subject to certain registration rights. See "Description of Capital
Stock -- Registration Rights."


     John Quinn, a nominated director of the Company, is a principal of the law firm of Riordan & McKinzie which provides legal services to the Company.


     The Company intends to enter into employment agreements with certain executive officers. See "Management -- Executive Compensation -- Employment Agreements."

     The Company believes that all of the foregoing transactions were on terms no less favorable than those that could have been received from unrelated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Class A and Class B Common Stock (assuming consummation of the Recapitalization) by (i) each director and nominated director of the Company, (ii) each of the Named Executive Officers, (iii) each person known to the Company to be beneficial owner of more than 5% of either class of the Common Stock and (iv) all directors and executive officers of the Company as a group.

                                     SHARES BENEFICIALLY                                 SHARES BENEFICIALLY OWNED
                                  OWNED PRIOR TO OFFERING(2)         SHARES OF               AFTER OFFERING(2)
                            --------------------------------------    CLASS A     ---------------------------------------
                            NUMBER OF    NUMBER OF     PERCENT OF      COMMON     NUMBER OF     NUMBER OF     PERCENT OF
    NAME OF BENEFICIAL       CLASS A      CLASS B     TOTAL VOTING     STOCK       CLASS A       CLASS B     TOTAL VOTING
       OWNER(1)(2)           SHARES        SHARES        POWER       OFFERED(3)    SHARES        SHARES         POWER
    ------------------      ---------    ----------   ------------   ----------   ---------    -----------   ------------
Robert Greenberg(3).......       --      18,079,198(4)     65.0%      1,361,427         --      16,717,771(4)     61.7%
Michael Greenberg.........       --       2,781,415       10.0          142,857         --       2,638,558        9.7
David Weinberg............   69,535(5)           --        *                 --     69,535(5)           --        *
Jeffrey Greenberg.........       --       1,390,708        5.0           71,429         --       1,319,279        4.9
Jason Greenberg...........       --       1,390,708        5.0           71,429         --       1,319,279        4.9
Joshua Greenberg..........       --       1,390,708        5.0           71,429         --       1,319,279        4.9
Jennifer Greenberg........       --       1,390,708        5.0           71,429         --       1,319,279        4.9
John Quinn................       --              --       --                 --         --              --       --
Richard Siskind...........       --              --       --                 --         --              --       --
All directors, director
  nominees and executive
  officers as a group (6
  persons)(5).............   69,535(5)   20,860,613       75.0        1,504,284     69,535(5)   19,356,329       71.4

---------------
 *  Less than 1.0%
(1) To the Company's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of Common Stock set down opposite such person's name. Each of such persons may be reached at 228 Manhattan Beach Boulevard, Manhattan Beach, California 90266.

(2) The percentage of total voting power is calculated assuming no shares of Class A Common Stock and 27,814,155 shares of Class B Common Stock were outstanding on March 31, 1999, as applicable, and 10,715,000 shares of Class A Common Stock and 26,024,155 shares of Class B Common Stock will be outstanding immediately following the completion of the Offering, as applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission") and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Class A Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the effective date of the offering are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.

(3) Does not reflect the sale of the maximum number of shares which may be sold if the over-allotment option is exercised in full. If such option is exercised in full, the Greenberg Family Trust will sell 1,607,250 shares of Class A Common Stock and Robert Greenberg will beneficially own 58.9% of the voting power at such time. The Class B Common Stock is convertible at any time into shares of the Class A Common Stock on a share-for-share basis. See "Certain Transactions" for a description of transactions between the Greenberg Family Trust and the Company.

(4) Represents shares of Class B Common Stock which Mr. Greenberg, Chief Executive Officer and Chairman of the Board of the Company, is deemed to beneficially own as a Trustee of the Greenberg Family Trust. M. Susan Greenberg, Robert Greenberg's wife, is also a trustee of the Greenberg Family Trust and is also deemed to beneficially own all shares held by the Greenberg Family Trust.

(5) Represents shares of Class A Common Stock underlying options, which are exercisable on the effective date of the Offering.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 160,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. Of the 160,000,000 shares of Common Stock authorized, 100,000,000 shares are designated as Class A Common Stock and 60,000,000 shares are designated as Class B Common Stock. After giving effect to the Offering, there will be 10,715,000 shares of Class A Common Stock outstanding, 26,024,155 shares of Class B Common Stock outstanding and no shares of Preferred Stock outstanding.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

  General

     The holders of Class A Common Stock and Class B Common Stock have identical rights except with respect to voting, conversion and transfer. All shares of Class B Common Stock outstanding upon the effective date of this Prospectus, and the shares of Class A Common Stock offered hereby will, upon issuance and sale, be fully paid and nonassessable.

  Voting Rights

     Holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by stockholders. Holders of shares of Class A Common Stock and Class B Common Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law or in the Certificate of Incorporation, and subject to any voting rights granted to holders of any outstanding Preferred Stock, amendments to the Certificate of Incorporation must be approved by a majority of the votes entitled to be cast by all shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class. However, amendments to the Certificate of Incorporation that would alter or change the powers, preferences or special rights of the Class A Common Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the Class A Common Stock, voting as a separate class. Any amendment to the Certificate of Incorporation to increase the authorized shares of any class requires the approval of a majority of the votes entitled to be cast by all shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to the rights set forth in any series of Preferred Stock created as described below.

  Dividends, Distributions and Stock Splits

     Holders of Class A Common Stock and Class B Common Stock will share equally on a per share basis in any dividend declared by the Board of Directors, subject to any preferential rights of any outstanding Preferred Stock.

     Dividends or distributions consisting of shares of Class A Common Stock and Class B Common Stock may be paid only as follows: (i) shares of Class A Common Stock may be paid only to holders of Class A Common Stock, and shares of Class B Common Stock may be paid only to holders of Class B Common Stock; and (ii) the number of shares so paid will be equal on a per share basis with respect to each outstanding share of Class A Common Stock and Class B Common Stock. In the case of dividends or distributions consisting of other voting shares of the Company, the Company will declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that the voting rights of each such security paid to the holders of the Class A Common Stock shall be one-tenth of the voting rights of each such security paid to the holders of

Class B Common Stock, and such security paid to the holders of Class B Common Stock shall convert into the security paid to the holders of the Class A Common Stock upon the same terms and conditions applicable to the Class B Common Stock. In the case of dividends or distributions consisting of securities convertible into, or exchangeable for, voting securities of the Company, the Company will provide that such convertible or exchangeable securities and the underlying securities be identical in all respects, except that the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the Class A Common Stock shall be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of Class B Common Stock, and such underlying securities paid to the holders of Class B Common Stock shall convert into the security paid to the holders of the Class A Common Stock upon the same terms and conditions applicable to the Class B Common Stock.

     The Company may not reclassify, subdivide or combine shares of either class of Common Stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.

  Conversion of Class B Common Stock

     A share of Class B Common Stock will be convertible into a share of Class A Common Stock on a share-for-share basis (i) at the option of the holder thereof at any time, or (ii) automatically upon transfer to a person or entity which is not a Permitted Transferee (as defined in the Certificate of Incorporation). In general, Permitted Transferees will include (i) all holders of the Class B Common Stock outstanding immediately prior to the Offering and (ii) any Person (as defined in the Certificate of Incorporation) that is an affiliate, spouse or descendent of any such holder, their estates or trusts for their benefit. The Class A Common Stock has no conversion rights.

  Liquidation

     In the event of any dissolution, liquidation, or winding up of the affairs of the Company, whether voluntary or involuntary, after payment of the debts and other liabilities of the Company and making provision for the holders of Preferred Stock, if any, the remaining assets of the Company will be distributed ratably among the holders of the Class A Common Stock and the Class B Common Stock, treated as a single class.

  Mergers and Other Business Combinations

     Upon a merger, combination, or other similar transaction of the Company in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, holders of each class of Common Stock will be entitled to receive an equal per share amount of stock, securities, cash, and/or any other property, as the case may be, into which or for which each share of any other class of Common Stock is exchanged or changed; provided that in any transaction in which shares of capital stock are distributed, such shares so exchanged for or changed into may differ as to voting rights and certain conversion rights to the extent and only to the extent that the voting rights and certain conversion rights of Class A Common Stock and Class B Common Stock differ at that time.

  Other Provisions

     The holders of the Class A Common Stock and Class B Common Stock are not entitled to preemptive rights. There are no redemption provisions or sinking fund provisions applicable to the Class A Common Stock or the Class B Common Stock.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders of the Company, to issue up to 10,000,000 shares of Preferred Stock in one or more series, and to fix the designations, rights, preferences, privileges, qualifications and restrictions thereof including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion and other rights which could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or to make removal of management more difficult. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the stockholders including, but not limited to, a tender offer to purchase Common Stock at a premium over then current market prices. The Company has no present plan to issue any shares of Preferred Stock.

REGISTRATION RIGHTS


     The Company has entered into a registration rights agreement with the Greenberg Family Trust, of which Robert Greenberg, Chairman of the Board and Chief Executive Officer, is a Trustee, and Michael Greenberg, President, pursuant to which the Company has agreed that it will, on up to two separate occasions per year, register up to one-third of the shares of Class A Common Stock issuable upon conversion of their Class B Common Stock beneficially owned as of the closing of the Offering by each such stockholder in any one year provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. The Company also agreed that, if it shall cause to be filed with the Commission a registration statement, each such stockholder shall have the right to include up to one-third of the shares of Class A Common Stock issuable upon conversion of their Class B Common Stock beneficially owned as of the closing of the Offering by each of them in such registration statement provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. All expenses of such registrations shall be at the Company's expense. See "Certain Transactions."


ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE COMPANY'S CHARTER AND BYLAWS

     The Company's Bylaws provide that the Board of Directors is divided into three classes. Class I Directors will serve until the annual meeting of stockholders in 2000 and thereafter for the terms of three years until their successors have been elected and qualified. Class II Directors will serve until the annual meeting of stockholders in 2001 and thereafter for terms of three years until their successors have been elected and qualified. Class III Directors will serve until the annual meeting of stockholders in 2002 and thereafter for terms of three years until their successors have been elected and qualified. Stockholders have no cumulative voting rights and the Company's stockholders representing a majority of the shares of Common Stock outstanding are able to elect all of the directors. The Company's Bylaws also provide that any action that is required to be or may be taken at any annual or special meeting of stockholders of the Company, may, if such action has been earlier approved by the Board, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Bylaws provide that only the Company's Board of Directors or the Chairman may call a special meeting of the stockholders.

     The classification of the Board of Directors and lack of cumulative voting makes it more difficult for the Company's existing stockholders to replace the Board of Directors as well as for any other party to obtain control of the Company by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge officers of the Company, these provisions could make it more difficult for existing stockholders or another party to effect a change in management.

     These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board of Directors and in the policies furnished by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they may also inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Generally, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a broad range of "business combinations" with an "interested stockholder" (defined generally as a person owning 15.0% of more of a corporation's outstanding voting stock) for three years following the date such person became an interested stockholder unless (i) before the person becomes an interested stockholder, the transaction resulting in such person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85.0% of the outstanding voting stock of the corporation (excluding shares owned by directors who are also officers of the corporation or shares held by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer), or (iii) on or after such date on which such person became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting, and not by written consent, by the affirmative vote of at least 66.6% of the outstanding voting stock excluding shares owned by the interested stockholders. The restrictions of Section 203 do not apply, among other reasons, if a corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote. Moreover, an amendment so adopted is not effective until twelve months after its adoption and does not apply to any business combination between the corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. The Certificate of Incorporation and Bylaws do not currently contain any provisions electing not to be governed by
Section 203 of the DGCL.

     Section 203 of the DGCL may discourage persons from making a tender offer for or acquisitions of substantial amounts of the Class A Common Stock. This could have the effect of inhibiting changes in management and may also prevent temporary fluctuations in the Class A Common Stock that often result from takeover attempts.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Class A Common Stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Class A Common Stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of substantial amounts of Class A Common Stock of the Company in the public market could adversely affect prevailing market prices.

     After the Offering, the Company will have outstanding 10,715,000 shares of Class A Common Stock. In addition, the Company will have outstanding 26,024,155 shares of Class B Common Stock, all of which will be convertible into Class A Common Stock on a share-for-share basis at the election of the holder or upon transfer or disposition to persons who are not Permitted Transferees (as defined in the Company's Certificate of Incorporation). Of the outstanding shares, the 10,715,000 shares of Class A Common Stock to be sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.

     The 26,024,155 shares of Class B Common Stock outstanding upon completion of the Offering are "restricted securities" as that term is defined in Rule 144, all of which will be eligible for sale under Rule 144 upon completion of the Offering, subject to the lock-up described below. As described below, Rule 144 permits resales of restricted securities subject to certain restrictions.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who beneficially owned shares for at least one year, including any person who may be deemed an "affiliate" of the Company (as the term "affiliate" is defined under the Securities Act), would be entitled to sell within any three month period a number of such shares that does not exceed the greater of 1.0% of the shares of the Company's Class A Common Stock then outstanding (107,150 shares immediately after the Offering) or the average weekly trading volume in the Company's Class A Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. A person who is not deemed to have been an "affiliate" of the Company any time during the three months immediately preceding a sale and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the volume limitation described above.

     All executive officers, directors, stockholders and optionholders of the Company (including the selling stockholders) have agreed that they will not, without the prior written consent of BT Alex. Brown Incorporated on behalf of the Underwriters (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, sell short, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, for a period commencing on the date of this Prospectus and continuing to a date 180 days after such date; provided, however, that such restrictions do not apply to shares of Class A Common Stock sold or purchased in the Offering or to shares of Class A Common Stock purchased in the open market following the Offering. BT Alex. Brown Incorporated, on behalf of the Underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock up agreements. In addition, the Company has agreed that, for a period of 180 days after the date of this Prospectus, it will not, without the consent of BT Alex. Brown Incorporated, make any offering, sale, short sale or other disposition of any shares of Common Stock of the Company or other securities convertible into or exchangeable or exercisable for shares of Common Stock or derivative of Common Stock (or agreement for such) except for the grant of options to purchase shares of Class A Common Stock pursuant to the Stock Option Plan and shares of Class A Common Stock issued pursuant to the exercise of options granted under such plan and the grant of purchase rights and issuance of shares under the 1998 Purchase Plan, provided that such options and grants shall not vest, or the Company shall obtain the written consent of the holder thereof not to transfer such shares, until the end of such 180-day period. See "Management -- Stock Options" and "Underwriting."

     In general, under Rule 701 under the Securities Act, any employee, director, consultant or advisor of the Company who purchases shares from the Company in connection with a compensatory stock or option plan or other written compensatory agreement is entitled to resell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and affiliates are eligible to resell such shares 90 days after the effective date of the Offering in reliance on Rule 144, subject to the provisions of the 180-day lock-up arrangements.

     The Stock Option Plan authorizes the grant of options to purchase, and awards of, an aggregate of up to 5,215,154 shares of the Company's Class A Common Stock. Options to purchase 1,390,715 shares are outstanding. In addition, options to purchase 1,142,907 shares of Class A Common Stock are expected to be granted to certain employees and non-employee directors of the Company on the effective date of the Offering, which options will vest ratably commencing one year from the date of this Prospectus in 20.0% increments for any employees and officers, and in 33.3% increments for non-employee directors. An aggregate of 2,781,415 shares are reserved for issuance under the 1998 Purchase Plan. The Company intends to file a Registration Statement on Form S-8 covering all outstanding options and shares reserved for issuance under the Stock Option Plan and the 1998 Purchase Plan, thus permitting the resale of such shares in the public market.

     Certain stockholders beneficially owning an aggregate of 19,356,329 shares of Class B Common Stock have certain registration rights relating to the shares of Class A Common Stock issuable upon conversion of their Class B Common Stock. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Company's Class A Common Stock. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated and Prudential Securities Incorporated have severally agreed to purchase from the Company and the selling stockholders the following respective numbers of shares of Class A Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
BT Alex. Brown Incorporated.................................
Prudential Securities Incorporated..........................
          Total.............................................     10,715,000
                                                                 ==========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Class A Common Stock offered hereby if any of such shares are purchased.

     The Company and the selling stockholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Class A Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession not in excess of $     per share. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of $     per
share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters. The expenses of the Offering, all of which are being paid by the Company, are estimated to be $2,000,000.

     The Greenberg Family Trust has granted an option to the Underwriters, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 1,607,250 additional shares of Class A Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Class A Common Stock to be purchased by it shown in the above table bears to 10,715,000 and the Greenberg Family Trust will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Class A Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 10,715,000 shares are being offered.

     The Company and the selling stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     All executive officers, directors, stockholders and optionholders of the Company (including the selling stockholders) have agreed that they will not, without the prior written consent of BT Alex. Brown Incorporated, on behalf of the Underwriters, (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, sell short, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, for a period commencing on the date of this Prospectus and continuing to a date 180 days after such date; provided, however, that such restrictions do not apply to shares of Class A Common Stock sold or purchased in the Offering or to shares of Class A Common Stock purchased in the open market following the Offering. BT

Alex. Brown Incorporated, on behalf of the Underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock up agreements. In addition, the Company has agreed that, for a period of 180 days after the date of this Prospectus, it will not, without the consent of BT Alex. Brown Incorporated, make any offering, sale, short sale or other disposition of any shares of Common Stock of the Company or other securities convertible into or exchangeable or exercisable for shares of Common Stock or derivative of Common Stock (or agreement for such) except for the grant of options to purchase shares of Class A Common Stock pursuant to the Stock Option Plan and shares of Class A Common Stock issued pursuant to the exercise of options granted under such plan and the grant of purchase rights and issuance of shares under the 1998 Purchase Plan, provided that such options and grants shall not vest, or the Company shall obtain the written consent of the holder thereof not to transfer such shares, until the end of such 180-day period. See "Management -- Stock Options" and "Shares Eligible for Future Sale."

     The Representatives of the Underwriters have advised the Company and the selling stockholders that the Underwriters do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5.0% of the number of shares of Class A Common Stock offered hereby.

     Prior to the Offering, there has been no public market for the Class A Common Stock of the Company. Consequently, the initial public offering price for the Company will be determined by negotiations among the Company, the selling stockholders and the Representatives. Among the factors to be considered in such negotiations are the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company management, its past and present operations and financial performance, the prospects for further earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the Offering, the market prices of and demand for publicly traded common stocks of comparable companies in recent periods and other factors deemed relevant.

     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Class A Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Class A Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Class A Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Class A Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Class A Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representative in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain matters relating to this offering are being passed upon for the Company and the selling stockholders by Freshman, Marantz, Orlanski, Cooper & Klein, a law corporation, Beverly Hills, California. Certain legal matters will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements and schedule of Skechers U.S.A., Inc. as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed a Registration Statement under the Securities Act with the Commission with respect to the Class A Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission. Statements contained in this Prospectus such as the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov.

                             SKECHERS U.S.A., INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................
                                                              F-2
Audited Consolidated Financial Statements:
  Consolidated Balance Sheets -- December 31, 1997 and
     1998...................................................
                                                              F-3
  Consolidated Statements of Earnings -- Each of the years
     in the three-year period ended
     December 31, 1998......................................
                                                              F-4
  Consolidated Statements of Stockholders' Equity -- Each of
     the years in the three-year period ended December 31,
     1998...................................................
                                                              F-5
  Consolidated Statements of Cash Flows -- Each of the years in the three-year period ended December 31, 1998.......
                                                              F-6
  Notes to Consolidated Financial Statements................
                                                              F-7
Unaudited Interim Condensed Consolidated Financial
  Statements:
  Consolidated Balance Sheet -- March 31, 1999..............
                                                              F-15
  Consolidated Statements of Earnings -- Three-month periods ended March 31, 1998 and 1999..........................
                                                              F-16
  Consolidated Statement of Stockholders'
     Equity -- Three-month period ended March 31, 1999......
                                                              F-17
  Consolidated Statements of Cash Flows -- Three-month
     periods ended March 31, 1998 and 1999..................
                                                              F-18
  Notes to Consolidated Financial Statements................
                                                              F-19

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders

Skechers U.S.A., Inc.:

     We have audited the accompanying consolidated balance sheets of Skechers U.S.A., Inc. and subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skechers U.S.A., Inc. and subsidiary as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                          KPMG LLP

Los Angeles, California
March 12, 1999, except as to

Note 12, which is as of May 28, 1999

                             SKECHERS U.S.A., INC.

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                               1997        1998
                                                              -------    --------
Current assets:
  Cash......................................................  $ 1,462    $ 10,942
  Trade accounts receivable, less allowances for bad debts
     and returns of $1,990 in 1997 and $3,413 in 1998.......   31,231      46,771
  Due from officers and employees...........................      355         116
  Other receivables.........................................    1,293       2,329
                                                              -------    --------
          Total receivables.................................   32,879      49,216
                                                              -------    --------
  Inventories...............................................   45,832      65,390
  Prepaid expenses and other current assets.................      739       2,616
                                                              -------    --------
          Total current assets..............................   80,912     128,164
                                                              -------    --------
Property and equipment, at cost, less accumulated
  depreciation and amortization.............................    7,423      15,196
Intangible assets, at cost, less applicable amortization....    1,137       1,003
Other assets, at cost.......................................    1,409       1,921
                                                              -------    --------
                                                              $90,881    $146,284
                                                              =======    ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings.....................................  $22,837    $ 54,323
  Current installments of long-term borrowings..............      300         816
  Current installments of notes payable to stockholder......       --       2,244
  Accounts payable..........................................   36,013      38,145
  Accrued expenses..........................................    4,681       9,530
                                                              -------    --------
          Total current liabilities.........................   63,831     105,058
                                                              -------    --------
Long-term borrowings, excluding current installments........    2,675       3,550
Notes payable to stockholder, excluding current
  installments..............................................   13,250      10,000
Commitments and contingencies
Stockholders' equity:
  Preferred Stock, $.001 par value; 10,000 shares
     authorized; none issued and outstanding................       --          --
  Class A Common Stock, $.001 par value; 100,000 shares
     authorized; none issued and outstanding................       --          --
  Class B Common Stock, $.001 par value; 60,000 shares
     authorized; 27,814 shares issued and outstanding.......        2           2
  Additional paid-in capital................................       --          --
  Retained earnings.........................................   11,123      27,674
                                                              -------    --------
          Total stockholders' equity........................   11,125      27,676
                                                              -------    --------
                                                              $90,881    $146,284
                                                              =======    ========

          See accompanying notes to consolidated financial statements.

                             SKECHERS U.S.A., INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                1996        1997        1998
                                                              --------    --------    --------
Net sales...................................................  $115,410    $183,827    $372,680
Cost of sales...............................................    81,199     115,104     218,100
                                                              --------    --------    --------
         Gross profit.......................................    34,211      68,723     154,580
Royalty income, net.........................................     1,592         894         855
                                                              --------    --------    --------
                                                                35,803      69,617     155,435
                                                              --------    --------    --------
Operating expenses:
  Selling...................................................    11,739      21,584      49,983
  General and administrative................................    18,939      32,397      71,461
                                                              --------    --------    --------
                                                                30,678      53,981     121,444
                                                              --------    --------    --------
         Earnings from operations...........................     5,125      15,636      33,991
                                                              --------    --------    --------
Other income (expense):
  Interest..................................................    (3,231)     (4,186)     (8,631)
  Other, net................................................        61         (37)       (239)
                                                              --------    --------    --------
                                                                (3,170)     (4,223)     (8,870)
                                                              --------    --------    --------
         Earnings before income taxes.......................     1,955      11,413      25,121
State income taxes -- all current...........................        45         390         650
                                                              --------    --------    --------
         Net earnings.......................................  $  1,910    $ 11,023    $ 24,471
                                                              ========    ========    ========
Pro forma operations data (unaudited):
  Earnings before income taxes..............................  $  1,955    $ 11,413    $ 25,121
  Income taxes..............................................       782       4,565      10,048
                                                              --------    --------    --------
         Net earnings.......................................  $  1,173    $  6,848    $ 15,073
                                                              ========    ========    ========
  Net earnings per share:
    Basic...................................................  $    .04    $    .25    $    .54
    Diluted.................................................  $    .04    $    .24    $    .50
                                                              ========    ========    ========
  Weighted average shares:
    Basic...................................................    27,814      27,814      27,814
                                                              ========    ========    ========
    Diluted.................................................    29,067      29,067      30,136
                                                              ========    ========    ========

          See accompanying notes to consolidated financial statements.

                             SKECHERS U.S.A., INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                      COMMON STOCK                     TOTAL
                                                     ---------------    RETAINED   STOCKHOLDERS'
                                                     SHARES   AMOUNT    EARNINGS      EQUITY
                                                     ------   ------    --------   -------------
Balance at December 31, 1995.......................  27,814     $2      $   936       $   938
  Net earnings.....................................      --     --        1,910         1,910
  Recovery of distributions from stockholders......      --     --          600           600
  Distributions....................................      --     --         (112)         (112)
                                                     ------     --      -------       -------
Balance at December 31, 1996.......................  27,814      2        3,334         3,336
  Net earnings.....................................      --     --       11,023        11,023
  Distributions....................................      --     --       (3,234)       (3,234)
                                                     ------     --      -------       -------
Balance at December 31, 1997.......................  27,814      2       11,123        11,125
  Net earnings.....................................      --     --       24,471        24,471
  Distributions....................................      --     --       (7,920)       (7,920)
                                                     ------     --      -------       -------
Balance at December 31, 1998.......................  27,814     $2      $27,674       $27,676
                                                     ======     ==      =======       =======

          See accompanying notes to consolidated financial statements.

                             SKECHERS U.S.A., INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                             1996        1997        1998
                                                            -------    --------    --------
Cash flows from operating activities:
  Net earnings............................................  $ 1,910    $ 11,023    $ 24,471
  Adjustments to reconcile net earnings to net cash
     provided by (used in) operating activities:
     Depreciation and amortization of property and
       equipment..........................................      743       1,137       2,843
     Amortization of intangible assets....................      289       1,456         148
     Provision (recovery) for bad debts and returns.......      (52)        870       1,423
     Loss on disposal of property and equipment...........       --          --         190
     (Increase) decrease in:
       Receivables........................................   (2,707)    (12,635)    (17,760)
       Inventories........................................    7,749     (30,021)    (19,558)
       Prepaid expenses and other current assets..........      418        (290)     (1,877)
       Other assets.......................................       71      (1,212)       (512)
     Increase (decrease) in:
       Accounts payable...................................   (4,344)     27,623       2,132
       Accrued expenses...................................    2,524         (83)      4,249
                                                            -------    --------    --------
          Net cash provided by (used in) operating
            activities....................................    6,601      (2,132)     (4,251)
                                                            -------    --------    --------
Cash flows from investing activities:
  Capital expenditures....................................     (630)     (6,239)     (9,434)
  Intangible assets.......................................     (199)       (512)        (14)
                                                            -------    --------    --------
          Net cash used in investing activities...........     (829)     (6,751)     (9,448)
                                                            -------    --------    --------
Cash flows from financing activities:
  Net proceeds related to short-term borrowings...........   (7,337)     10,426      31,486
  Proceeds from long-term debt............................       --       3,000         581
  Payments on long-term debt..............................       --         (25)       (562)
  Proceeds from notes payable to stockholder..............    1,250          --          --
  Payments on notes payable to stockholder................       --          --      (1,006)
  Distributions to stockholders...........................     (112)     (3,234)     (7,320)
  Recovery of distributions from stockholders.............      600          --          --
  Other...................................................      (41)         --          --
                                                            -------    --------    --------
          Net cash provided by (used in) financing
            activities....................................   (5,640)     10,167      23,179
                                                            -------    --------    --------
            Net increase in cash..........................      132       1,284       9,480
Cash at beginning of year.................................       46         178       1,462
                                                            -------    --------    --------
Cash at end of year.......................................  $   178    $  1,462    $ 10,942
                                                            =======    ========    ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest.............................................  $ 3,188    $  4,186    $  8,067
     Income taxes.........................................       30         226       1,416
                                                            =======    ========    ========

Supplemental disclosure of non-cash investing and financing activities:

During 1998, the Company acquired $1,372 of property and equipment under capital lease arrangements. In connection with one of these arrangements, the Company received $581 in cash through a sale leaseback transaction.

During 1998, the Company declared $7,920 of dividend distributions of which $600 was included in accrued expenses at December 31, 1998.

          See accompanying notes to consolidated financial statements.

                             SKECHERS U.S.A., INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1998

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company

     Skechers U.S.A., Inc. (the "Company") designs, develops, markets and distributes footwear. The Company also operates retail stores and a direct mail business.

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

  Revenue Recognition

     Revenue is recognized upon shipment of product or at point of sale for retail operations. Allowances for estimated returns and discounts are provided when the related revenue is recorded.

     Revenues from royalty agreements are recognized as earned.

  Inventories

     Inventories, principally finished goods, are stated at the lower of cost (based on the first-in, first-out method) or market. The Company provides for potential losses from obsolete or slow-moving inventories.

  Income Taxes

     The Company has elected to be treated for Federal and state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code and comparable state laws. As a result, the earnings of the Company have been included in the taxable income of the Company's stockholders for Federal and state income tax purposes, and the Company has generally not been subject to income tax on such earnings, other than California and other state franchise taxes.

     The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Due to the S Corporation election, deferred income taxes have been immaterial.

  Depreciation and Amortization

     Depreciation and amortization of property and equipment is computed using the straight-line method utilizing the following estimated useful lives:

Furniture, fixtures and equipment  5 years
Leasehold improvements             Useful life or remaining lease
                                   term, whichever is shorter

     Intangible assets consist of trademarks and are amortized on a straight-line basis over ten years. The accumulated amortization as of December 31, 1997 and 1998 is $940,000 and $1,088,000, respectively.

                             SKECHERS U.S.A., INC.

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1998

  Long-Lived Assets

     The Company accounts for long-lived assets, including intangibles, at amortized cost. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of assets if facts and circumstances suggest that such assets may be impaired. If this review indicates that the assets will not be recoverable, as determined by a nondiscounted cash flow analysis over the remaining amortization period, the carrying value of the assets would be reduced to its estimated fair market value, based on discounted cash flows.

  Advertising Costs

     Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 1996, 1997 and 1998 approximated $7.9 million, $15.8 million and $42.0 million, respectively.

  Start-Up Costs

     Start-up costs are charged to operations as incurred.

  Earnings per Share

     The Company reports earnings per share under Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share." Under SFAS No. 128, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if securities to issue common stock were exercised or converted into common stock. The weighted average diluted shares outstanding gives effect to the sale by the Company of those shares of Common Stock necessary to fund the payment of the excess of (i) the sum of stockholder distributions during the previous 12-month period and distributions paid or declared thereafter until the consummation of the Offering in excess of (ii) the S Corporation earnings in the previous 12-month period based on the assumed initial public offering price of $14 per share (the mid-point of the range), net of underwriting discounts.

     The reconciliation of basic to diluted weighted average shares is as follows (in thousands):

                                                              1996     1997     1998
                                                             ------   ------   ------
Weighted average shares used in basic computation..........  27,814   27,814   27,814
  Shares to fund stockholders distributions as described
     above.................................................   1,253    1,253    1,253
  Dilutive stock options...................................      --       --    1,069
                                                             ------   ------   ------
Weighted average shares used in diluted computation........  29,067   29,067   30,136
                                                             ======   ======   ======

  Stock Compensation

     The Company accounts for stock compensation under SFAS No. 123, "Accounting for Stock-Based Compensation", and has elected to measure compensation cost under Accounting Principles Board Opinion No. 25 and comply with the pro forma disclosure requirements. Had compensation cost been determined using the fair value at the grant date for awards during 1998, consistent with

                             SKECHERS U.S.A., INC.

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1998

the provisions of SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amount as indicated below (in thousands). No stock awards were granted prior to 1998.

Pro forma net earnings......................................  $24,273
                                                              =======
Pro forma net earnings per share
  Basic.....................................................  $   .54
  Diluted...................................................  $   .50

     The fair value of each option is estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants during 1998; dividend yield of 0%; risk-free interest rate of 5.7% and expected lives of eight years. The effects of applying SFAS No. 123 may not be representative of effects on reported net earnings for future years.

  Use of Estimates

     Management has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  Product Design and Development Costs

     The Company charges all product design and development costs to expense when incurred. Product design and development costs aggregated approximately $900,000, $1.8 million and $2.4 million during the years ended December 31, 1996, 1997 and 1998, respectively.

  Comprehensive Income

     Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards to measure all changes in equity that result from transactions and other economic events other than transactions with owners. Comprehensive income is the total of net earnings and all other nonowner changes in equity. Except for net earnings, the Company does not have any transactions and other economic events that qualify as comprehensive income as defined under SFAS No. 130. Accordingly, the adoption of SFAS No. 130 did not affect the Company's financial reporting.

  Fair Value of Financial Instruments

     The carrying amount of the Company's financial instruments, which principally include cash, accounts receivable, accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments.

     The fair value of the Company's short-term instruments reflects the fair value based upon current rates available to the Company for similar debt. The fair value of the Company's long-term debt instruments is based on quoted market prices.

  Reclassifications

     Certain amounts in the accompanying consolidated financial statements have been reclassified to conform with the 1998 presentation.

                             SKECHERS U.S.A., INC.

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1998

(2) PROPERTY AND EQUIPMENT

     Property and equipment is summarized as follows (in thousands):

                                                           1997      1998
                                                          ------    -------
Furniture, fixtures and equipment.......................  $7,355    $11,849
Leasehold improvements..................................   2,777      8,738
                                                          ------    -------
          Total property and equipment..................  10,132     20,587
Less accumulated depreciation and amortization..........   2,709      5,391
                                                          ------    -------
          Property and equipment, net...................  $7,423    $15,196
                                                          ======    =======

(3) SHORT-TERM BORROWINGS

     The Company has available a secured line of credit, as amended in December 1998, permitting borrowings up to $120,000,000 based upon eligible accounts receivable and inventories. The agreement expires on December 31, 2002. Borrowings bear interest at the rate of prime (7.75% at December 31, 1998) plus
 .25% or at LIBOR (5.07% at December 31, 1998) plus 2.75% as elected by the Company. The agreement provides for the issuance of letters of credit up to a maximum of $18,000,000, which decreases the amount available for borrowings under the agreement. Outstanding letters of credit at December 31, 1998 were $3,942,000. Available borrowings under the line of credit at December 31, 1998 was approximately $7,000,000. The Company pays an unused line of credit fee of
 .25% annually. The Company is required to maintain certain financial covenants including specified minimum tangible net worth, working capital and leverage ratios as well as limit the payment of dividends if it is in default of any provision of the agreement. The Company was in compliance with these covenants at December 31, 1998.

(4) NOTES PAYABLE TO STOCKHOLDER

     At December 31, 1997, the Company had $13,250,000 outstanding under an unsecured note payable to a stockholder, bearing interest at 8% and due upon demand. In connection with the amended and restated line of credit, the Company refinanced the note payable to stockholder with a financial institution. In December 1998, the note payable was refinanced by the stockholder into a $10,000,000 note payable which is subordinated to the line of credit and a $3,250,000 note payable which is not subordinated to the line of credit. At December 31, 1998, the $3,250,000 note was reduced by $1,006,000. The notes bear interest at the prime rate (7.75% at December 31, 1998) and are due on demand. The note holder has agreed not to call the subordinated note prior to January 1, 2000. Accordingly, the subordinated note has been shown as a long-term liability in the accompanying consolidated financial statements. The Company recorded interest expense of approximately $1,200,000, $1,060,000 and $540,000 related to the stockholder notes during the years ended December 31, 1996, 1997 and 1998, respectively.

                             SKECHERS U.S.A., INC.

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1998

(5) LONG-TERM BORROWINGS

     Long-term debt at December 31, 1997 and 1998 is as follows (in thousands):

                                                               1997      1998
                                                              ------    ------
Note payable to bank, due in monthly installments of $25,000 plus interest at prime (7.75% at December 31, 1998) plus
  1%, secured by equipment, due December 2002...............  $2,975    $2,700
Capital leases, due in aggregate monthly installments of
  $62,000, average interest rate of 16.3%, secured by
  equipment, due through August 2002........................      --     1,666
                                                              ------    ------
                                                               2,975     4,366
Less current installments...................................     300       816
                                                              ------    ------
                                                              $2,675    $3,550
                                                              ======    ======

     The aggregate maturities of long-term borrowings at December 31, 1998 are as follows:

1999................................  $  816
2000................................     910
2001................................     641
2002................................   1,999
                                      ------
                                      $4,366
                                      ======

(6) STOCKHOLDERS' EQUITY


     In January 1998, the Board of Directors of the Company adopted the 1998 Stock Option, Deferred Stock and Restricted Stock Plan ("Stock Option Plan") for the grant of qualified incentive stock options ("ISO"), stock options not qualified and deferred stock and restricted stock. The exercise price for any option granted may not be less than fair value (110% of fair value for ISOs granted to certain employees). Under the Stock Option Plan, 5,215,154 shares are reserved for issuance. In January 1998, 1,390,715 options were granted at an exercise price of $2.78 per share which was equal to the fair market value. The options vest at the end of seven years from the date of grant. If an initial public offering of the Company's securities is consummated, 25.0% of the outstanding options will immediately vest and the balance will vest over the next three years. The options expire ten years from the date of grant.


     Effective July 1, 1998, the Company adopted the 1998 Employee Stock Purchase Plan ("1998 Stock Purchase Plan"). The 1998 Stock Purchase Plan is intended to qualify as an Employee Stock Purchase Plan. Under terms of the 1998 Stock Purchase Plan, 2,781,415 shares of common stock are reserved for issuance. No shares were issued under the 1998 Stock Purchase Plan.

(7) INCOME TAXES

     The pro forma unaudited income tax adjustments presented represent taxes which would have been reported had the Company been subject to Federal and state income taxes as a C Corporation,

                             SKECHERS U.S.A., INC.

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1998

assuming a 40.0% rate. The historical and pro forma provisions for income tax expense were as follows (in thousands):

                                                  1996     1997      1998
                                                  ----    ------    -------
Historical income taxes.........................  $ 45    $  390    $   650
                                                  ----    ------    -------
Pro forma adjustments (unaudited):
  Federal.......................................   610     3,573      7,864
  State.........................................   127       602      1,534
                                                  ----    ------    -------
          Total pro forma adjustments...........   737     4,175      9,398
                                                  ----    ------    -------
          Total provision for pro forma income
            taxes...............................  $782    $4,565    $10,048
                                                  ====    ======    =======

     Pro forma income taxes differs from the statutory tax rate as applied to earnings before income taxes as follows:

                                                  1996     1997      1998
                                                  ----    ------    -------
Expected income tax expense.....................  $665    $3,880    $ 8,541
State income taxes, net of Federal benefit......   117       685      1,507
                                                  ----    ------    -------
                                                  $782    $4,565    $10,048
                                                  ====    ======    =======

(8) BUSINESS AND CREDIT CONCENTRATIONS

     The Company sells footwear products principally throughout the United States and foreign countries. The footwear industry is impacted by the general economy. Changes in the marketplace may significantly affect management's estimates and the Company's performance. Management performs regular evaluations concerning the ability of its customers to satisfy their obligations and provides for estimated doubtful accounts. Domestic accounts receivable amounted to $29.9 million and $45.5 million before allowance for bad debts and returns at December 31, 1997 and 1998, respectively, which generally do not require collateral from customers. Foreign accounts receivable amounted to $3.3 million and $4.6 million before allowance for bad debts and returns at December 31, 1997 and 1998, respectively, which generally are collateralized by letters of credit. International net sales amounted to $31.6 million, $27.7 million and $34.7 million for the years ended December 31, 1996, 1997 and 1998, respectively. The Company's credit losses for the years ended December 31, 1996, 1997 and 1998 were $694,000, $908,000 and $102,000 million, respectively, and did not significantly differ from management's expectations.


     Net sales to customers in the United States exceeded 90% for each of the years in the three year period ended December 31, 1998. All long-lived assets of the Company are located in the United States. The Company has no significant assets outside the United States.


     During 1997, no customer accounted for 10% or more of net sales. During 1998, the Company had one significant customer which accounted for 11.8% of net sales. Sales to this customer during 1999 are not expected to continue at the 1998 level. The Company had one customer at December 31, 1997 which accounted for 14.7% of trade accounts receivable and a different customer at December 31, 1998 which accounted for 12.6% of trade receivables.

     During 1996, the Company had three manufacturers which accounted for 34.0%, 23.5% and 12.0% of total purchases, respectively. During 1997, the Company had two manufacturers which accounted for 21.7% and 15.0% of total purchases, respectively. During 1998, the Company had four manufacturers which accounted 15.4%, 14.2%, 12.1%, and 10.4% of total purchases, respectively.

                             SKECHERS U.S.A., INC.

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1998

Other than the foregoing, no other manufacturer accounted for 10.0% or more of the Company's total purchases for such period.

     Substantially all of the Company's products are produced in China. The Company's operations are subject to the customary risks of doing business abroad, including, but not limited to, currency fluctuations, custom duties and related fees, various import controls and other monetary barriers, restrictions on the transfer of funds, labor unrest and strikes and, in certain parts of the world, political instability. The Company believes it has acted to reduce these risks by diversifying manufacturing among various factories. To date, these risk factors have not had a material adverse impact on the Company's operations.

(9) BENEFIT PLAN

     The Company has adopted a profit sharing plan covering all employees who are 21 years of age and have completed one year of service. Employees may contribute up to 15.0% of annual compensation. Company contributions to the plan are discretionary and vest over a five-year period. The Company's contributions to the plan amounted to $53,000, $93,000 and $242,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

(10) COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases facilities under operating lease agreements expiring through December 2008. The leases are on an all-net basis, whereby the Company pays taxes, maintenance and insurance. The Company also leases certain equipment and automobiles under operating lease agreements expiring at various dates through May 2002. Rent expense for the years ended December 31, 1996, 1997 and 1998 approximated $2.5 million, $3.0 million and $7.9 million, respectively.

     The Company also leases certain property and equipment under capital lease agreements requiring monthly installment payments through August 2002.

     Future minimum lease payments under noncancellable leases at December 31, 1998 are as follows (in thousands):

                                                        CAPITAL     OPERATING
                                                        LEASES       LEASES
                                                        -------    -----------
Year ending December 31:
  1999................................................  $  749       $ 8,886
  2000................................................     749         8,854
  2001................................................     393         8,824
  2002................................................     215         8,541
  2003................................................      --         6,183
  Thereafter..........................................      --        18,487
                                                        ------       -------
                                                         2,106       $59,775
                                                                     =======
  Less interest.......................................     440
                                                        ------
                                                        $1,666
                                                        ======

                             SKECHERS U.S.A., INC.

                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1998

  Litigation

     The Company is involved in litigation arising from the ordinary course of business. Management does not believe that the disposition of these matters will have a material effect on the Company's financial position or results of operations.

  Purchase Commitments

     At December 31, 1998, the Company had product purchase commitments of approximately $53 million.


     The Company finances its production activities in part through the use of interest-bearing open purchase arrangements with certain of its Asian manufacturers. These arrangements currently bear interest at a rate between 9% and 19% per annum with financing for up to 90 days. The amounts outstanding under these arrangements at December 31, 1997 and 1998 were $23.1 million and $23.5 million, respectively, which are included in accounts payable in the accompanying Consolidated Financial Statements. Interest expense incurred by the Company under these arrangements amounted to $620,000 in 1996, $1.4 million in 1997 and $2.9 million in 1998.


(11) OFFERING COSTS

     In 1996, the Board of Directors authorized the filing of a registration statement for an initial public offering of the Kani division. Management terminated this offering and charged to operations related offering costs of $530,000.

     In 1998, the Board of Directors authorized the filing of a registration statement for an initial public offering of the Company. Management delayed this offering and charged to operations related offering costs of $660,000 after three months had elapsed.

(12) SUBSEQUENT EVENTS

     The Company has resurrected its plans to offer and register equity interests.


     Effective as of May 28, 1999, the Company was reincorporated in Delaware, whereby the existing California corporation has been merged into a newly formed Delaware corporation and pursuant to which each outstanding share of common stock of the existing California corporation was exchanged for a share of $.001 par value Class B common stock of the new Delaware corporation. In addition, pursuant to the reincorporation merger, an approximate 13,907 for 1 common stock split was authorized. The amendment and stock split has been reflected retroactively in the accompanying consolidated financial statements.



     The authorized capital stock of the Delaware corporation consists of 100,000,000 shares of Class A common stock, par value $.001 per share, and 60,000,000 shares of Class B common stock, par value $.001 per share. The Company has also authorized 10,000,000 shares of preferred stock, $.001 par value per share.


     The Class A common stock and Class B common stock has identical rights other than with respect to voting, conversion and transfer. The Class A common stock is entitled to one vote per share, while the Class B common stock is entitled to ten votes per share on all matters submitted to a vote of stockholders. The shares of Class B common stock are convertible at any time at the option of the holder into shares of Class A common stock on a share-for-share basis. In addition, shares of Class B common stock will be automatically converted into a like number of shares of Class A common stock upon any transfer to any person or entity which is not a permitted transferee.

                             SKECHERS U.S.A., INC.

                          CONSOLIDATED BALANCE SHEETS

                                 MARCH 31, 1999
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                               ACTUAL     PRO FORMA
                                                              --------    ---------
Current assets:
  Cash......................................................  $    989    $    989
  Trade accounts receivable, less allowance for bad debts
    and returns of $2,754...................................    53,549      53,549
  Due from officers and employees...........................        52          52
  Other receivables.........................................     1,899       1,899
                                                              --------    --------
         Total receivables..................................    55,500      55,500
                                                              --------    --------
  Inventories...............................................    44,329      44,329
  Prepaid expenses and other current assets.................     1,684       1,684
                                                              --------    --------
         Total current assets...............................   102,502     102,502
                                                              --------    --------
Property and equipment, at cost, less accumulated
  depreciation and amortization.............................    15,286      15,286
Intangible assets, at cost, less applicable amortization....       739         739
Deferred tax assets.........................................        --       2,032
Other assets, at cost.......................................     1,854       1,854
                                                              --------    --------
                                                              $120,381    $122,413
                                                              ========    ========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Short-term borrowings.....................................  $ 46,857    $ 46,857
  Current installments of long-term borrowings..............       744         744
  Current installments of notes payable to stockholder......     1,795       1,795
  Accounts payable..........................................    20,279      20,279
  Accrued expenses..........................................     5,845       5,845
  Distributions payable.....................................       633      33,483
                                                              --------    --------
         Total current liabilities..........................    76,153     109,003
                                                              --------    --------
Long-term borrowings, excluding current installments........     3,493       3,493
Notes payable to stockholder, excluding current
  installments..............................................    10,000      10,000
Commitments and contingencies
Stockholders' equity (deficiency):
  Preferred Stock, $.001 par value; 10,000 shares
    authorized; none issued and outstanding.................        --          --
  Class A Common Stock, $.001 par value; 100,000 shares
    authorized; none issued and outstanding.................        --          --
  Class B Common Stock, $.001 par value; 60,000 shares
    authorized; 27,814 shares issued and outstanding........         2           2
  Retained earnings (accumulated deficit)...................    30,733         (85)
                                                              --------    --------
         Total stockholders' equity (deficiency)............    30,735         (83)
                                                              --------    --------
                                                              $120,381    $122,413
                                                              ========    ========

See accompanying notes to unaudited condensed consolidated financial statements.

                             SKECHERS, U.S.A., INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS

               THREE-MONTH PERIODS ENDED MARCH 31, 1998 AND 1999
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               1998       1999
                                                              -------    -------
Net sales...................................................  $59,873    $95,736
Cost of sales...............................................   37,390     59,038
                                                              -------    -------
          Gross profit......................................   22,483     36,698
Royalty income, net.........................................      132         49
                                                              -------    -------
                                                               22,615     36,747
                                                              -------    -------
Operating expenses:
  Selling...................................................    7,017     15,571
  General and administrative................................   13,093     16,397
                                                              -------    -------
                                                               20,110     31,968
                                                              -------    -------
          Earnings from operations..........................    2,505      4,779
                                                              -------    -------
Other income (expense):
  Interest expense..........................................   (1,484)    (1,754)
  Other income..............................................      409        482
  Other expense.............................................     (345)        --
                                                              -------    -------
                                                               (1,420)    (1,272)
                                                              -------    -------
          Earnings before income taxes......................    1,085      3,507
Income taxes................................................       33         78
                                                              -------    -------
          Net earnings......................................  $ 1,052    $ 3,429
                                                              =======    =======
Pro forma operations data:
  Earnings before income taxes..............................  $ 1,085    $ 3,507
  Income taxes..............................................      434      1,403
                                                              -------    -------
          Net earnings......................................  $   651    $ 2,104
                                                              =======    =======
  Net earnings per share:
     Basic..................................................  $  0.02    $  0.08
                                                              =======    =======
     Diluted................................................  $  0.02    $  0.07
                                                              =======    =======
  Weighted average shares:
     Basic..................................................   27,814     27,814
                                                              =======    =======
     Diluted................................................   29,996     29,919
                                                              =======    =======


See accompanying notes to unaudited condensed consolidated financial statements.

                             SKECHERS U.S.A., INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                    THREE-MONTH PERIOD ENDED MARCH 31, 1999
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                   COMMON STOCK                      TOTAL
                                                 ----------------    RETAINED    STOCKHOLDERS'
                                                 SHARES    AMOUNT    EARNINGS       EQUITY
                                                 ------    ------    --------    -------------
Balance at December 31, 1998.................    27,814     $  2     $27,674        $27,676
  Net earnings...............................        --       --       3,429          3,429
  Distributions:
     Cross Colours trademark.................        --       --        (350)          (350)
     Cash....................................        --       --         (20)           (20)
                                                 ------     ----     -------        -------
Balance at March 31, 1999....................    27,814     $  2     $30,733        $30,735
                                                 ======     ====     =======        =======

See accompanying notes to unaudited condensed consolidated financial statements.

                             SKECHERS U.S.A., INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               THREE-MONTH PERIODS ENDED MARCH 31, 1998 AND 1999
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                1998        1999
                                                              --------    --------
Cash flows from operating activities:
  Net earnings..............................................  $  1,052    $  3,429
  Adjustments to reconcile net earnings to net cash used in
     operating activities:
     Depreciation and amortization of property and
      equipment.............................................       583         856
     Amortization of intangible assets......................        25          32
     Provision (recovery) for bad debts and returns.........     1,982        (659)
     Gain realized on distribution of intangibles...........        --        (118)
     (Increase) decrease in assets:
       Receivables..........................................    (6,090)     (5,625)
       Inventories..........................................    (2,017)     21,061
       Prepaid expenses and other current assets............         4         932
       Other assets.........................................        53          67
     Decrease in liabilities:
       Accounts payable.....................................   (19,955)    (17,866)
       Accrued expenses.....................................      (531)     (2,980)
                                                              --------    --------
          Net cash used in operating activities.............   (24,894)       (871)
                                                              --------    --------
Cash flows used in investing activities -- capital
  expenditures..............................................    (1,170)       (946)
                                                              --------    --------
Cash flows from financing activities:
  Net proceeds (payments) related to short-term
     borrowings.............................................    24,759      (7,538)
  Payments related to long-term debt........................       (75)       (129)
  Payments on notes payable to stockholder..................        --        (449)
  Distributions to stockholders.............................        --         (20)
  Recovery of distributions from stockholders...............       305          --
                                                              --------    --------
          Net cash provided by (used in) financing
            activities......................................    24,989      (8,136)
                                                              --------    --------
          Net decrease in cash..............................    (1,075)     (9,953)
Cash at beginning of period.................................     1,462      10,942
                                                              --------    --------
Cash at end of period.......................................  $    387    $    989
                                                              ========    ========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest...............................................  $    840    $  1,801
     Income taxes...........................................       260          --
                                                              ========    ========

During the three month period ended March 31, 1999, the Company had non-cash distributions of intangibles of $350.

As of January 1, 1998, the Company declared distributions to stockholders amounting to $608.

See accompanying notes to unaudited condensed consolidated financial statements.

                             SKECHERS U.S.A., INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 1999
                                  (UNAUDITED)

(1) GENERAL

     The unaudited operating results have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation for the periods. The results of operations for interim periods are not necessarily indicative of results to be achieved for full fiscal years.

(2) PRO FORMA INFORMATION


     Pro forma balance sheet information as of March 31, 1999 has been presented to reflect the S Corporation distribution ("S Corporation Distribution") to be made to an amount equal to the previously earned and undistributed taxable S Corporation earnings aggregating approximately $32.9 million through March 31, 1999 as if such distribution had been made at March 31, 1999 and the Company's S Corporation status had been terminated at such date and deferred tax assets of $2.0 million which would have been recorded had the Company been subject to Federal and state income taxes as a C Corporation. The S Corporation distribution is comprised of the April tax distribution of $3.5 million, the Final 1998 tax distribution of $7.6 million, the Final tax distribution of $1.7 million, the Final S Corporation distribution of $20.0 million and other cash distributions.


     No adjustment has been made to give effect to the Company's earned and undistributed taxable S Corporation earnings for the period from April 1, 1999 through the S Corporation termination date, which would be distributed as part of the S Corporation Distribution.

     The pro forma unaudited income tax adjustments presented represent taxes which would have been reported had the Company been subject to Federal and state income taxes as a C Corporation, assuming a 40.0% rate. The historical and pro forma provisions for income tax expense were as follows (in thousands):

                                                                 MARCH 31
                                                              --------------
                                                              1998     1999
                                                              ----    ------
Historical income taxes.....................................  $ 33       $78
                                                              ----    ------
Pro forma adjustments:
  Federal...................................................   336     1,086
  State.....................................................    65       239
                                                              ----    ------
          Total pro forma adjustments.......................   401     1,325
                                                              ----    ------
          Total pro forma income taxes......................  $434    $1,403
                                                              ====    ======

     Pro forma income taxes differs from the statutory tax rate as applied to earnings before income taxes as follows:

                                                                 MARCH 31
                                                              --------------
                                                              1998     1999
                                                              ----    ------
Expected income tax expense.................................  $369    $1,192
State income tax, net of Federal benefit....................    65       211
                                                              ----    ------
          Total provision for pro forma income taxes........  $434    $1,403
                                                              ====    ======

     The Company reports pro-forma earnings per share under Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share". Under SFAS No. 128, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings

                             SKECHERS U.S.A., INC.

                                 MARCH 31, 1999
                                  (UNAUDITED)

per share reflects the potential dilution that could occur if securities to issue common stock were exercised or converted into common stock. The weighted average diluted shares outstanding gives effect to the sale by the Company of those shares of common stock necessary to fund the payment of the excess of (i) the sum of stockholder distributions during the previous 12-month period and distributions paid or declared thereafter until the consummation of the Offering in excess of (ii) the S Corporation earnings in the previous 15-month period based on the assumed initial public offering price of $14 per share (mid-point of the range), net of underwriting discounts.

     The reconciliation of basis to diluted weighted average shares as of March 31, 1998 and 1999 is as follows (in thousands):

                                                               1998       1999
                                                              -------    -------
Weighted average shares used in basic computation...........   27,814     27,814
  Shares to fund stockholders distributions described           1,253        990
     above..................................................
  Dilutive stock options....................................      929      1,115
                                                              -------    -------
Weighted average shares used in diluted computation.........   29,996     29,919
                                                              =======    =======

(3) COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards to measure all changes in equity that result from transactions and other economic events other than transactions with owners. Comprehensive income is the total of net earnings and all other nonowner changes in equity. Except for net earnings, the Company does not have any transactions and other economic events that qualify as comprehensive income as defined under SFAS No. 130. Accordingly, the adoption of SFAS No. 130 did not affect the Company's financial reporting.

(4) COMPUTER SOFTWARE COSTS

     The Company adopted Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" effective January 1, 1999. The adoption of SOP 98-1 did not have a significant impact on the Company's financial position or results of operations.

(5) START-UP COSTS

     The Company adopted SOP 98-5, "Reporting on the Costs of Start-up Activities" effective January 1, 1999. The adoption of SOP 98-5 did not have a significant impact on the Company's financial position or results of operations.

(6) BANK BORROWINGS

     The Company has available a secured line of credit, as amended in December 1998, permitting borrowings up to $120.0 million based upon eligible accounts receivable and inventories. The borrowings bear interest at the rate of prime plus 0.25% or at LIBOR (5.06% at March 31, 1999) plus 2.75% and the line of credit expires on December 31, 2002. The agreement provides for the issuance of letters of credit up to a maximum of $18.0 million, which decreases the amount available for borrowings under the agreement. The outstanding letters of credit at March 31, 1999 are $1.3 million. The Company paid a 1.0% per annum fee on the maximum letter of credit amount plus 0.50%

                             SKECHERS U.S.A., INC.

                                 MARCH 31, 1999
                                  (UNAUDITED)

of the difference between the revolving loan commitment less the maximum letter of credit amount. At March 31, 1999, the Company had available credit aggregating approximately $15.1 million. The agreement contains certain restrictive covenants, including tangible net worth and net working capital, as defined, with which the Company was in compliance at March 31, 1999.

     At March 31, 1999, the Company had $2.6 million outstanding under a secured note payable with a financial institution, bearing interest at the rate of prime plus 1.0%, payable in monthly installments of $25,000 and due November 30, 2002.

(7) NOTES PAYABLE TO STOCKHOLDER

     At March 31, 1999, the Company had outstanding a $10.0 million note payable to a stockholder which is subordinated to the line of credit and a $1.8 million note payable which is not subordinated to the line of credit. The notes bear interest at the prime rate (7.75% at March 31, 1999) and are due on demand. The note holder agreed not to call the subordinated note prior to April 1, 2000. Accordingly, the subordinated note has been shown as a long-term liability in the accompanying condensed consolidated financial statements. The Company recorded interest expense of approximately $275,000 and $219,000 related to these notes during the three-month periods ended March 31, 1998 and 1999, respectively.

(8) SUBSEQUENT EVENTS

     The Company has resurrected its plans to offer and register equity interests.


     Effective as of May 28, 1999, the Company was reincorporated in Delaware, whereby the existing California corporation has been merged into a newly formed Delaware corporation and pursuant to which each outstanding share of common stock of the existing California corporation was exchanged for a share of $.001 par value Class B common stock of the new Delaware corporation. In addition, pursuant to the reincorporation merger, an approximate 13,907 for 1 common stock split was authorized. The amendment and stock split has been reflected retroactively in the accompanying condensed consolidated financial statements.



     The authorized capital stock of the Delaware corporation consists of 100,000,000 shares of Class A common stock, par value $.001 per share, and 60,000,000 shares of Class B common stock, par value $.001 per share. The Company has also authorized 10,000,000 shares of preferred stock, $.001 par value per share.


     The Class A common stock and Class B common stock has identical rights other than with respect to voting, conversion and transfer. The Class A common stock is entitled to one vote per share, while the Class B common stock is entitled to ten votes per share on all matters submitted to a vote of stockholders. The shares of Class B common stock are convertible at any time at the option of the holder into shares of Class A common stock on a share-for-share basis. In addition, shares of Class B common stock will be automatically converted into a like number of shares of Class A common stock upon any transfer to any person or entity which is not a permitted transferee.

------------------------------------------------------------------------------
------------------------------------------------------------------------------

YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF CLASS A COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF CLASS A COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    9
Use of Proceeds.......................   19
Prior S Corporation Status............   19
Dividend Policy.......................   20
Capitalization........................   21
Dilution..............................   22
Selected Financial Data...............   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   25
Business..............................   40
Management............................   61
Certain Transactions..................   71
Principal and Selling Stockholders....   74
Description of Capital Stock..........   75
Shares Eligible for Future Sale.......   78
Underwriting..........................   81
Legal Matters.........................   82
Experts...............................   83
Additional Information................   83
Index to Consolidated Financial
  Statements..........................  F-1

                               ------------------

DEALER PROSPECTUS DELIVERY OBLIGATION:

UNTIL                , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE THESE SHARES OF CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                               10,715,000 Shares

                             [SKECHERS U.S.A. INC.]

                              Class A Common Stock

                              -------------------
                                   PROSPECTUS
                              -------------------

                                 BT ALEX. BROWN

                             PRUDENTIAL SECURITIES

                                          , 1999
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Registrant estimates that expenses in connection with the offering described in this registration statement, other than underwriting discounts and commissions, will be as follows:

Securities and Exchange Commission registration fee.........  $   51,384
NASD filing fee.............................................      18,984
New York Stock Exchange listing fee.........................     300,000*
Printing expenses...........................................     400,000*
Accounting fees and expenses................................     400,000*
Legal fees and expenses.....................................     400,000*
Directors' and Officers' Insurance..........................     300,000*
Fees and expenses (including legal fees) for qualifications
  under state securities laws...............................       5,000*
Transfer agent's fees and expenses..........................      30,000*
Miscellaneous...............................................      94,632*
                                                              ----------
          Total.............................................  $2,000,000*
                                                              ==========

---------------
* Estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits the Registrant to, and Article VIII of the Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant shall, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of the Registrant, or is or was servicing, or has agreed to serve, at the request of the Registrant, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom.

     Pursuant to the Underwriting Agreement, the Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS


 EXHIBIT
 NUMBER                        DESCRIPTION OF EXHIBIT
---------                      ----------------------
 1.1        Form of Underwriting Agreement
 2.1+       Agreement of Reorganization and Plan of Merger
 3.1+       Certificate of Incorporation

 EXHIBIT
 NUMBER                        DESCRIPTION OF EXHIBIT
---------                      ----------------------
 3.2+       Bylaws
 3.2(a)+    Amendment to Bylaws
 4.1+       Form of Specimen Class A Common Stock Certificate
 5.1+       Opinion of Freshman, Marantz, Orlanski, Cooper & Klein, a
            law corporation
10.1+       Amended and Restated 1998 Stock Option, Deferred Stock and
            Restricted Stock Plan
10.2+       1998 Employee Stock Purchase Plan
10.3        Form of Employment Agreement between the Registrant and
            Robert Greenberg
10.4        Form of Employment Agreement between the Registrant and
            Michael Greenberg
10.5        Form of Employment Agreement between the Registrant and
            David Weinberg
10.6+       Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.7        Form of Registration Rights Agreement between the
            Registrant, the Greenberg Family Trust and Michael Greenberg
10.8        Form of Tax Indemnification Agreement
10.9+       Subordinated Promissory Note between the Registrant and the
            Greenberg Family Trust, dated December 22, 1998
10.10+      Amended and Restated Loan and Security Agreement between the
            Registrant and Heller Financial, Inc., dated September 4,
            1998
10.10(a)+   Term Loan A Note, dated September 4, 1998, between the
            Registrant and Heller Financial, Inc.
10.10(b)+   Revolving Note dated September 4, 1998, between the
            Registrant and Heller Financial, Inc.
10.10(c)+   First Amendment to Amended and Restated Loan and Security
            Agreement, dated September 11, 1998
10.10(d)+   Second Amendment to Amended and Restated Loan and Security
            Agreement, dated December 23, 1998.
10.11+      Lease, dated April 15, 1998, between the Registrant and
            Holt/Hawthorn and Victory Partners, regarding 228 Manhattan
            Beach Boulevard, Manhattan Beach, California
10.12+      Commercial Lease Agreement, dated February 19, 1997, between the Registrant and Richard and Donna Piazza, regarding 1110
            Manhattan Avenue, Manhattan Beach, California
10.13+      Lease, dated June 12, 1998, between the Registrant and
            Richard and Donna Piazza, regarding 1112 Manhattan Avenue,
            Manhattan Beach, California
10.14+      Lease, dated November 21, 1997, between the Registrant and
            The Prudential Insurance Company of America, regarding 1661
            So. Vintage Avenue, Ontario, California
10.15+      Lease, dated November 21, 1997, between The Prudential
            Insurance Company of America, regarding 1777 So. Vintage
            Avenue, Ontario, California
10.16+      Commercial Lease, dated April 10, 1998, between the
            Registrant and Proficiency Ontario Partnership, regarding
            5725 East Jurupa Street, Ontario, California
10.17+      Lease and Addendum, dated June 11, 1998, between the
            Registrant and Dolores McNabb, regarding Suite 3 on the
            first floor of the north building, Suite 9 on the first
            floor of the south building at 904 Manhattan Avenue,
            Manhattan Beach, California

 EXHIBIT
 NUMBER                        DESCRIPTION OF EXHIBIT
---------                      ----------------------
10.18+      Addendum to Lease, dated September 14, 1998, between the
            Registrant and Dolores McNabb, regarding Suites 3, 4 and 5 on the second floor of the north building at 904 Manhattan
            Avenue, Manhattan Beach, California
10.19+      Promissory Note between the Registrant and the Greenberg
            Family Trust, dated December 22, 1998
21.1+       Subsidiaries of the Registrant
23.1        Consent of KPMG LLP
23.2+       Consent of Freshman, Marantz, Orlanski, Cooper & Klein
            (contained in exhibit 5.1)
24.1+       Power of attorney
27+         Financial Data Schedule
99.1+       Consent of Richard Siskind as Nominated Director
99.2+       Consent of John Quinn as Nominated Director


---------------

+ Previously filed


     (B) SCHEDULES

        Schedule II -- Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manhattan Beach, State of California on June 1, 1999.


                                          SKECHERS U.S.A., INC.

                                          By:     /s/ ROBERT GREENBERG
                                            ------------------------------------
                                                      Robert Greenberg
                                                   Chairman of the Board
                                                and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, Amendment No. 3 to this Registration Statement has been signed by the following persons in the capacity indicated on June 1, 1999.


                       SIGNATURE                                             TITLE
                       ---------                                             -----

                  /s/ ROBERT GREENBERG                    Chairman of the Board and Chief Executive
--------------------------------------------------------  Officer (Principal Executive Officer)
                    Robert Greenberg

                           *                              President and Director
--------------------------------------------------------
                   Michael Greenberg

                   /s/ DAVID WEINBERG                     Executive Vice President, Chief Financial
--------------------------------------------------------  Officer and Director (Principal Financial
                     David Weinberg                       and Accounting Officer)

                *By: /s/ DAVID WEINBERG
   --------------------------------------------------
                     David Weinberg
                    Attorney-in-fact

                                  SCHEDULE II

                             SKECHERS U.S.A., INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                            BALANCE AT   CHARGED TO    DEDUCTIONS     BALANCE
                                            BEGINNING     COSTS AND        AND         AT END
               DESCRIPTIONS                 OF PERIOD     EXPENSES     WRITE-OFFS    OF PERIOD
               ------------                 ----------   -----------   -----------   ----------
As of December 31, 1996
  Allowance for obsolescence..............  $  988,000   $   420,000   $  (500,000)  $  908,000
  Allowance for doubtful accounts.........     366,000       623,000      (694,000)     295,000
  Reserve for sales returns and
     allowances...........................     806,000     5,517,000    (5,498,000)     825,000
As of December 31, 1997
  Allowance for obsolescence..............     908,000       554,000      (554,000)     908,000
  Allowance for doubtful accounts.........     295,000     1,878,000      (908,000)   1,265,000
  Reserve for sales returns and
     allowances...........................     825,000     5,463,000    (5,563,000)     725,000
As of December 31, 1998
  Allowance for obsolescence..............     908,000        64,000      (465,000)     507,000
  Allowance for doubtful accounts.........   1,265,000       702,000      (501,000)   1,466,000
  Reserve for sales returns and
     allowances...........................     725,000    10,840,000    (9,618,000)   1,947,000

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                          DESCRIPTION OF EXHIBIT
-------                         ----------------------
 1.1         Form of Underwriting Agreement
 2.1+        Agreement of Reorganization and Plan of Merger
 3.1+        Certificate of Incorporation
 3.2+        Bylaws
 3.2(a)+     Amendment to Bylaws
 4.1+        Form of Specimen Class A Common Stock Certificate
 5.1+        Opinion of Freshman, Marantz, Orlanski, Cooper & Klein, a
             law corporation
10.1+        Amended and Restated 1998 Stock Option, Deferred Stock and
             Restricted Stock Plan
10.2+        1998 Employee Stock Purchase Plan
10.3         Form of Employment Agreement between the Registrant and
             Robert Greenberg
10.4         Form of Employment Agreement between the Registrant and
             Michael Greenberg
10.5         Form of Employment Agreement between the Registrant and
             David Weinberg
10.6+        Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.7         Form of Registration Rights Agreement between the
             Registrant, the Greenberg Family Trust and Michael Greenberg
10.8         Form of Tax Indemnification Agreement
10.9+        Subordinated Promissory Note between the Registrant and the
             Greenberg Family Trust, dated December 22, 1998
10.10+       Amended and Restated Loan and Security Agreement between the
             Registrant and Heller Financial, Inc., dated September 4,
             1998
10.10(a)+    Term Loan A Note, dated September 4, 1998, between the
             Registrant and Heller Financial, Inc.
10.10(b)+    Revolving Note dated September 4, 1998, between the
             Registrant and Heller Financial, Inc.
10.10(c)+    First Amendment to Amended and Restated Loan and Security
             Agreement, dated September 11, 1998
10.10(d)+    Second Amendment to Amended and Restated Loan and Security
             Agreement, dated December 23, 1998
10.11+       Lease, dated April 15, 1998, between the Registrant and
             Holt/Hawthorn and Victory Partners, regarding 228 Manhattan
             Beach Boulevard, Manhattan Beach, California
10.12+       Commercial Lease Agreement, dated February 19, 1997, between the Registrant and Richard and Donna Piazza, regarding 1110
             Manhattan Avenue, Manhattan Beach, California
10.13+       Lease, dated June 12, 1998, between the Registrant and
             Richard and Donna Piazza, regarding 1112 Manhattan Avenue,
             Manhattan Beach, California
10.14+       Lease, dated November 21, 1997, between the Registrant and
             The Prudential Insurance Company of America, regarding 1661
             So. Vintage Avenue, Ontario, California
10.15+       Lease, dated November 21, 1997, between The Prudential
             Insurance Company of America, regarding 1777 So. Vintage
             Avenue, Ontario, California

EXHIBIT
NUMBER                          DESCRIPTION OF EXHIBIT
-------                         ----------------------
10.16+       Commercial Lease, dated April 10, 1998, between the
             Registrant and Proficiency Ontario Partnership, regarding
             5725 East Jurupa Street, Ontario, California
10.17+       Lease and Addendum, dated June 11, 1998, between the
             Registrant and Dolores McNabb, regarding Suite 3 on the
             first floor of the north building, Suite 9 on the first
             floor of the south building at 904 Manhattan Avenue,
             Manhattan Beach, California
10.18+       Addendum to Lease, dated September 14, 1998, between the
             Registrant and Dolores McNabb, regarding Suites 3, 4 and 5 on the second floor of the north building at 904 Manhattan
             Avenue, Manhattan Beach, California
10.19+       Promissory Note between the Registrant and the Greenberg
             Family Trust, dated December 22, 1998
21.1+        Subsidiaries of the Registrant
23.1         Consent of KPMG LLP
23.2+        Consent of Freshman, Marantz, Orlanski, Cooper & Klein
             (contained in exhibit 5.1)
24.1+        Power of attorney
27+          Financial Data Schedule
99.1+        Consent of Richard Siskind as Nominated Director
99.2+        Consent of John Quinn as Nominated Director


---------------


+ Previously filed